FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED *

(As of close of fiscal year)

                                Amounts as to

                            Names of

                                    Title of issue

                                 which registration

                             exchanges on

                              is effective

                              which registered

________________________  |  ____________________________  | ________________________

                                  N/A

                                N/A

                             N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

HON. PAMELAWALLIN
Canadian Consulate General
1251 Avenue of the Americas
New York, NY 10020
or		or
BRIAN SCHUMACHER		DAVID MURCHISON
Canadian Consulate General		Canadian Consulate General
1251 Avenue of the Americas		1251 Avenue of the Americas
New York, NY 10020		New York, NY 10020

Copies to:
JOHN W. WHITE		BRYAN MACDONALD
Cravath, Swaine & Moore		Assistant Deputy Minister
Worldwide Plaza		Treasury Division
825 Eighth Avenue		Province of New Brunswick
New York, NY 10019		P.O. Box 6000
Fredericton, NB, Canada E3B 5H1

*  The Registrant is filing this annual report on a voluntary basis.

2

The information set forth below is to be furnished:

1.

In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)

The general effect of any material modifications, not previously reported, on the rights of the holders of such securities.

None.

(b)

The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)

The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.

A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant.  (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item).

Reference is made to page 30 of Exhibit (d) hereto.

(b)

External funded debt of the registrant.  (Totals to be stated in the respective currencies in which payable.  No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 30 of Exhibit (d) hereto.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 50 and 51 of Exhibit (d) hereto.

4.

(a)

As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)

Total amount held by or for the account of the registrant.

As at March 31, 2003, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount held in Sinking Fund	Date Issued

29 June 2004	7 5/8	EY	200,000,000	17,000,000	June 1994
20 June 2005	6 1/2	FH	150,000,000	54,955,000	June 1995
23 Oct. 2007	3 1/2	GA	500,000,000	--	Oct. 2002
15 Feb. 2013	7 5/8	EO	200,000,000	12,400,000	Feb. 1993
15 Aug. 2013	6 3/4	ET	200,000,000	53,567,000	Sept. 1993
15 May 2020	9 3/4	DU	200,000,000	5,770,000	May 1990
1 May 2022	8 3/4	EI	200,000,000	--	May 1992

3

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)

Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Otherwise Outstanding	Date Issued

29 June 2004	7 5/8	EY	183,000,000	June 1994
20 June 2005	6 1/2	FH	95,045,000	June 1995
23 Oct 2007	3 1/2	GA	500,000,000	Oct. 2002
15 Feb 2013	7 5/8	EO	187,600,000	Feb. 1993
15 Aug 2013	6 3/4	ET	146,433,000	Sept. 1993
15 May 2020	9 3/4	DU	194,230,000	May 1990
1 May 2022	8 3/4	EI	200,000,000	May 1992

(b)

If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund.  The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made.  Purchases of bonds into the fund are generally discretionary.  Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds.  The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any Province of Canada and other debt instruments defined by the Provincial Loans Act.

5.

A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)

Internal floating indebtedness of the registrant.  (Total to be stated in the currency of the registrant.)

Reference is made to pages 31, 50 and 51 of Exhibit (d) hereto.

(b)

External floating indebtedness of the registrant.  (Total to be stated in the respective currencies in which payable.)

Reference is made to page 50 of Exhibit (d) hereto.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 18 to 27 and 47 to 49 of Exhibit (d) hereto.

7.

(a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

4

(b)

If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)

Pages numbered 1 to 5 consecutively.

(b)

The following exhibits:

(d)

Current Province of New Brunswick Description.

(e)

Audited Financial Statements of the Province of New Brunswick for the fiscal year ended March 31, 2003, as published in the Public Accounts.

(f)

Consent of the Auditor General of the Province of New Brunswick.

(g)

Audited Financial Statements of New Brunswick Power Corporation for the fiscal year ended March 31, 2003, as published in its annual report.

(h)

Consent of Deloitte & Touche.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, Canada on December 30, 2003.

Province of New Brunswick

By:    /s/ Bryan MacDonald

Bryan MacDonald

Assistant Deputy Minister

Treasury Division

Department of Finance

EXHIBIT INDEX

(d)

Current Province of New Brunswick Description.

(e)

Audited Financial Statements of the Province of New Brunswick for the fiscal year ended March 31, 2003 as published in the Public Accounts.

(f)

Consent of the Auditor General of the Province of New Brunswick.

(g)

Audited Financial Statements of New Brunswick Power Corporation for the fiscal year ended March 31, 2003 as published in its annual report.

(h)

Consent of Deloitte & Touche.

December 2003

Exhibit "d" Current Province of New Brunswick Description

TABLE OF CONTENTS

Page

Map of the Province

3

Province of New Brunswick

4

General Information

5

The Economy

6

Revenue and Expenditure of the Province

18

Financing

28

Consolidation of New Brunswick Public Sector Debt

33

Public Sector Pension Liabilities

33

New Brunswick Power Corporation

35

Tables and Supplementary Information of the Province

47

Funded Debt Outstanding at March 31, 2003

50

Foreign Exchange

53

Sources of Information

53

All dollar amounts herein are in Canadian dollars unless otherwise specified.  On December 10, 2003, the noon buying rate in the City of New York for cable transfers payable in Canadian dollars, as reported by The Federal Reserve Bank of New York, was $1.3092 per U.S. dollar.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded.  Certain information presented in tabular form may not add to the total presented due to such rounding.

Certain historical financial data for the Province have been restated to reflect several accounting changes including the adoption by NB Power of a new accounting policy requiring immediate recognition of foreign exchange gains or losses (fiscal year ended March 31, 2002), and the change by NB Power in its method of accounting for asset retirement obligations and the removal of the Workplace Health Safety and Compensation Commission from the Reporting Entity (fiscal year ended March 31, 2003.)

Compound annual rates of growth are computed by using the "geometric average method", which is based on first and last year observations of the variables rather than all observations over the period concerned.

Exhibit "d” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

Exhibit "d” Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein.

	Year ended December 31, (Canadian dollars in millions where applicable)					Compound Annual Growth Rate %

	1998	1999	2000	2001	2002	1998-2002
Economy[1]
Gross Domestic Product at market prices	17,633	19,041	20,178	20,772	21,163	4.7
Personal Income	15,835	16,635	17,454	17,785	18,115	3.4
Retail Trade	6,043	6,609	6,905	7,070	7,317	4.9
Manufacturing Shipments	8,135	9,541	11,419	12,250	12,632	11.6
Foreign Commodity Exports	5,459	6,086	7,403	8,271	8,161	10.6
Population at July 1 (in thousands)	751	751	751	750	750	-0.1
Unemployment Rate	12.2%	10.2%	10.0%	11.2%	10.4%	---
Change in Consumer Price Index	0.6%	1.6%	3.3%	1.7%	3.4%	---
	Year ended March 31, (Canadian dollars in millions)			Budget Estimat Estimates

	2000	2001	2002	2003	2004

Government Finance
Ordinary Account (Surplus) Deficit	(6.5)	54.0	(32.4)	57.7	129.0
Net Capital Expenditure	253.4	141.9	183.0	207.3	225.4
(Surplus) Deficit on Special Purpose Account	(7.4)	(6.7)	(3.6)	(8.0)	(1.2)
(Surplus) Deficit on Special Operating Agency	0.8	(6.0)	2.6	(8.6)	(7.2)
Earnings from Sinking Fund	(203.7)	(220.0)	(230.9)	(243.0)	(245.0)
(Surplus) Deficit from Operations	29.6	(143.3)	(178.5)	109.4	101.0
Transfers to (from) Fiscal Stabilization Fund	n/a	100.0	100.0	(110.4)	(108.5)
(Surplus) deficit for Fiscal Policy Purposes	n/a	(43.3)	(78.5)	(1.0)	(7.5)

	Year ended March 31, (Canadian dollars in millions)

	1999	2000	2001	2002	2003

Provincial Purpose Funded Debt and Capital Loans [2]
Gross Provincial Purpose Funded Debt and Capital Loans	7,194.0	7,408.5	7,656.2	8,004.7	8,418.7
Less Sinking Funds	2,693.2	2,925.5	3,130.2	3,358.8	3,543.0
Net Provincial Purpose Funded Debt and Capital Loans	4,500.8	4,483.0	4,526.0	4,645.9	4,875.7

	Year ended March 31, (Canadian dollars in millions)
	1999	2000	2001	2002	2003
Advances to New Brunswick Power Corporation [3]
Gross Advances	3,017.1	2,930.3	3,061.1	3,121.7	2,972.8
Less Sinking Funds	251.2	295.2	297.3	327.4	351.3
Net Advances	2,765.9	2,635.1	2,763.8	2,794.3	2,621.5

	Year ended March 31, (Canadian dollars in millions)
	1999	2000	2001	2002	2003
Contingent Liabilities
Gross Contingent Liabilities	64.5	50.6	135.7	151.4	196.5
Less Sinking Funds	---	---	---	---	---
Net Contingent Liabilities	64.5	50.6	135.7	151.4	196.5

1Source:  Statistics Canada - Numbers are subject to adjustment.

2Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

3Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year end rates of exchange.

Exhibit "d” Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK
GENERAL INFORMATION

Introduction

The Province of New Brunswick is located on the eastern seaboard of Canada and has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the province to its mouth on the Bay of Fundy.  The province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests, which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  Saint John, New Brunswick's largest city, located at the mouth of the St. John River on the Bay of Fundy, is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the province on July 1, 2003 was estimated at 750,594.  The three largest urban areas of New Brunswick and their respective populations based on 2001 census figures are Saint John (122,678), Moncton (117,727) and Fredericton (81,346), the capital of the province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982.  Under these acts the Provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern.  The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over and taxation of certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain Provinces by the Government of Canada, and for the amendment of the constitution in Canada.  Each Province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly.  The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada.  The current Lieutenant-Governor is His Honour Hermenegilde Chiasson.  Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly.  There are presently 18 members of the Executive Council, including the Premier, the Honourable Bernard Lord.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation.  The Legislative Assembly is elected for a term of five years and may be dissolved at any time by the Lieutenant-Governor on the advice of the Premier.  Twenty-eight members of the Legislative Assembly are from the Progressive Conservative Party, 25 members are from the Liberal Party and one member is from the New Democratic Party.  At the time of publication there is one vacant seat.  The last provincial general election was held on June 9, 2003.

Exhibit "d” Current Province of New Brunswick Description

International Trade Agreements

The Government of New Brunswick believes that Canada's participation in the Canada-U.S. Free Trade Agreement and North American Free Trade Agreement improves the province's international trade opportunities, particularly with neighbouring U.S. states.  The conclusion of the Uruguay Round of GATT, and the subsequent formation of the World Trade Organization, is beneficial for the export-oriented economies of both Canada and New Brunswick.  The launch of another round of WTO negotiations in November 2001 is seen as complimentary to bilateral agreements with the U.S.  Secure access to U.S. markets for the vast majority of the province's exports continues.  The Province participates actively on Federal/Provincial consultative committees concerned with implementation and future negotiation issues.

On March 22, 2002, the U.S. Department of Commerce (DOC) found that Canadian softwood lumber producers, other than those from Atlantic Canada, had benefited from countervailable subsidies, and also found that Canadian producers of softwood lumber had sold their product below fair market value.  The DOC set the Countervailing Duty (CVD) rate at 18.79% and the "all others" Anti-Dumping (AD) rate at 8.43%.  As a result of the exemption from the subsidies case, New Brunswick and all other Atlantic Canada softwood lumber producers are paying only the 8.3% AD rate at the U.S.-Canada border.  Formal negotiations between the U.S. and Canada broke down in March 2002, however meetings between Canadian federal and provincial, "Heads of Delegation" and U.S. DOC representatives have continued.  New Brunswick will continue to support the Canadian federal government on both the litigation track, as cases move forward before both WTO and NAFTA panels, and in pursuing political discussions and negotiations towards a long-term solution.

THE ECONOMY

Recent Developments

The North American economies rebounded from weak economic circumstances in 2002.  Real Gross Domestic Product at market prices ("Real GDP”) growth for Canada was estimated to have increased by 3.3% in 2002, up from a 1.9% increase the previous year.  Economic growth for New Brunswick for 2002 also increased from the previous year as personal consumption and business investment recovered from the economic slowdown of 2001.  Estimated Real GDP growth for New Brunswick in 2002 is for an increase of 4.0% over the previous year.  Nationally, Newfoundland and Labrador led economic growth among the Provinces with gains due to energy production, followed by Prince Edward Island, which experienced increases above the national average due to gains in the agricultural sector.  For New Brunswick, growth was realized in all sectors except utilities, accommodation and food, primary industries and mining and oil and gas extraction.  Output from the goods producing sector rose 1.4%, while output from the service sector increased 4.0%.

In 2002, retail sales in New Brunswick increased 3.5% over the year 2001 level, compared to a 6.0% national increase.  Following weak sales in 2000 and 2001, new motor vehicle sales posted a 10.1% increase over the 2001 level.  New Brunswick's Consumer Price Index increased 3.4%, compared to a 2.2% increase for Canada.  Despite a soft U.S. market, New Brunswick manufacturing shipments in 2002 increased 3.1% over 2001, compared to the national increase of 1.9%.  Wages and salaries earned in New Brunswick increased 3.5% to $11.1 billion in 2002, modestly below the national rate of 4.8%.  New Brunswick's housing starts in 2002 totaled 3,862, a 11.6% increase from 2001.  Capital investment in the province decreased slightly by 0.8% from 2001, with construction investment outpacing that of machinery and equipment.  Capital investment in Canada increased by 2.0% in 2002.  In the agriculture sector, farm cash receipts increased 2.7% in 2002 with potato receipts up 25.0%.  The value of mineral production in New Brunswick fell 19.2%, as an increase in the fuels sector was offset by a drop in the value of base metal and non-metallic products.

Foreign exports decreased 1.3% in 2002 to $8.2 billion.  The value of energy products decreased 2.0% over the 2001 level while food products increased 3.5%. However, declines in world commodity prices led to a 9.9% drop in the export value of forestry products.

New Brunswick's employment level in 2002 increased 3.3% from its 2001 level.  Employment gains outpaced the continuing expansion of the labour force resulting in a decrease in the average annual unemployment rate of 11.2% in 2001 to 10.4% in 2002.

Exhibit "d” Current Province of New Brunswick Description

Economic Activity

In 2002, the nominal value of New Brunswick's GDP was estimated at $21,163 million (in current prices) or $28,217 per capita.  Over the 1998 to 2002 period, Real GDP grew at a compound annual growth rate of 3.6% compared to a national rate of growth of 4.0%.

Between 1998 and 2002, the Real GDP from goods producing industries increased at a compound annual growth rate of 3.5% to $5,554.4 million (constant 1997 dollars), while the Real GDPfrom the service producing industries increased at a compound annual growth rate of 3.8% to $12,877.7 million (constant 1997 dollars).

The gross value of manufacturing shipments increased at a compound annual growth rate of 11.6% (in current prices) over the 1998 to 2002 period, while foreign exports of commodities rose at a compound annual growth rate of 10.6% (in current prices).

Personal income has increased from $15,835 million in 1998 to $18,115 million in 2002 (in current prices), a compound annual growth rate of 3.4%.  On a per capita basis, personal income increased from $21,029 to $24,153 (in current prices) over the same period, growing at a compound annual growth rate of 3.5%, modestly slower than the national compound annual growth rate.  Retail sales for New Brunswick increased at a compound annual growth rate of 4.9% (in current prices) over the same period.

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole for the years 1998 through 2002.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31, (millions)					Compound Annual Growth Rate %
	1998	1999	2000	2001	2002	1998-2002
Gross Domestic Product at market prices	$17,633	$19,041	$20,178	$20,772	$21,163	4.7
Gross Domestic Product (Canada) at market prices	914,973	982,441	1,075,566	1,107,459	1,154,949	6.0
Per Capita Gross Domestic Product (in dollars)	23,417	25,354	26,868	27,696	28,217	4.8
Per Capita Gross Domestic Product (Canada) (in dollars)	30,249	32,313	35,047	35,700	36,826	5.0
Personal Income	15,835	16,635	17,454	17,785	18,115	3.4
Per Capita Personal Income (in dollars)	21,029	22,150	23,241	23,713	24,153	3.5
Per Capita Personal Income (Canada) (in dollars)	24,740	25,755	27,377	28,177	28,802	3.9
Private and Public Investment (new)	3,127	3,913	3,942	3,426	3,397	2.1
Retail Trade	6,043	6,609	6,905	7,070	7,317	4.9
Manufacturing Shipments	8,135	9,541	11,419	12,250	12,632	11.6
Foreign Commodity Exports	5,459	6,086	7,403	8,271	8,161	10.6
Real Gross Domestic Product (chained 1997 dollars)	$17,462	$18,553	$19,132	$19,321	$20,095	3.6
Real Gross Domestic Product (Canada) at market prices (chained 1997 dollars)	918,910	969,750	1,020,786	1,040,388	1,074,516	4.0
Change in Consumer Price Index	0.6%	1.6%	3.3%	1.7%	3.4%	--
Change in Consumer Price Index (Canada)	0.9%	1.7%	2.7%	2.6%	2.2%	--

Source: Statistics Canada.

Exhibit "d” Current Province of New Brunswick Description

New Investment

The following table sets forth statistics regarding new investment in New Brunswick, by sector, and compares total new investment with Canada as a whole.

NEW INVESTMENT
	Year Ended December 31,
	1998	1999	2000	2001	2002[1]

Construction Investment	(millions)
Housing	$587.6	$632.2	$789.5	$885.2	$989.1
Transportation and Warehousing	217.4	420.1	nd	56.2	50.4
Manufacturing	158.5	375.7	nd	88.7	65.6
Public Administration	411.9	595.0	485.3	378.3	383.2
Utilities	55.8	101.2	135.2	141.3	165.8
Finance and Insurance	22.3	34.6	14.8	10.3	7.6
Mining and Oil and Gas Extraction	nd	nd	89.6	nd	82.2
Agriculture, Forestry, Fishing and Hunting	30.6	31.4	33.1	32.1	39.4
Educational Services	27.4	45.8	51.1	50.8	50.3
Retail Trade	38.2	18.9	22.4	48.9	78.5
Information and Cultural Industries	nd	nd	26.5	nd	nd
Health Care and Social Assistance	20.8	31.5	14.9	38.6	28.3
Construction	7.5	9.1	9.5	7.6	7.8
Real Estate and Rental and Leasing	11.2	29.1	22.0	38.7	31.4
Professional, Scientific & Technical Services	2.6	2.8	3.9	2.0	1.9
Administrative & Support, Waste
Management & Remediation Services	4.6	8.6	10.0	10.8	3.3
Accommodation and Food Services	8.0	5.4	4.5	4.4	3.4
Wholesale Trade	7.5	8.7	13.2	10.9	6.0
Other Services	nd	6.7	5.5	7.5	8.4
Management of Companies & Enterprises	nd	0.1	2.8	2.4	nd
Arts, Entertainment and Recreation	2.8	1.8	1.9	1.1	0.8
Total Construction[2]	1,716.6	2,450.5	2,421.5	1,977.4	2,047.0

Machinery Equipment Investment
Manufacturing	345.2	437.4	nd	308.8	300.7
Finance and Insurance	175.4	153.5	184.1	177.5	165.4
Information and Cultural Industries	nd	nd	138.2	nd	nd
Transportation and Warehousing	131.0	98.1	nd	91.1	103.7
Construction	71.9	71.5	73.3	59.0	60.9
Agriculture, Forestry, Fishing and Hunting	62.0	56.9	57.1	45.2	43.0
Utilities	27.8	55.6	105.0	52.7	34.6
Retail Trade	63.8	43.0	51.7	79.3	71.7
Professional, Scientific & Technical Services	53.8	36.1	44.2	32.5	32.3
Public Administration	98.0	108.7	119.0	135.4	117.5
Real Estate and Rental and Leasing	28.3	66.4	95.0	78.1	91.8
Wholesale Trade	60.0	83.6	45.0	47.8	35.3
Mining and Oil and Gas Extraction	nd	nd	41.6	nd	21.0
Health Care and Social Assistance	23.6	20.0	28.2	42.8	34.8
Educational Services	16.9	24.8	20.6	24.7	24.1
Administrative & Support, Waste Management & Remediation Services
	18.5	11.3	20.6	21.8	25.2
Accommodation and Food Services	12.6	26.3	10.2	9.0	8.5
Other Services	nd	12.9	14.0	14.5	11.1
Management of Companies & Enterprises	nd	2.3	7.4	5.6	nd
Arts, Entertainment and Recreation	6.2	2.9	2.9	2.4	nd
Total Machinery and Equipment[2]	1,410.1	1,462.8	1,520.2	1,448.5	1,349.9
Total New Investment	$3,126.8	$3,913.3	$3,941.8	$3,425.9	$3,397.0

Total New Investment (Canada)	$171,423.9	$176,869.4	$185,957.1	$200,311.9	$204,333.9

1Preliminary actual.

2Total investments include amounts, which are not separately disclosed by Statistics Canada.

nd:   not disclosed

Source:  Statistics Canada.

Exhibit "d” Current Province of New Brunswick Description

Capital investment declined in 2002, by 0.8% from the 2001 level.  Investment in 2002 represents the fourth highest annual investment total in provincial history, with declines in 2001 and 2002 being attributable to the completion of major projects in the province.  Major investments since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education and forestry-related industries.

In 1999, Enbridge Gas New Brunswick, a joint venture between Enbridge Inc. and  New Brunswick investors, was awarded the province's natural gas distribution franchise.  Over the life of the 20-year contract, Enbridge Gas New Brunswick intends to spend $300 million in capital investment in building a 1,450-km natural gas distribution system, and plans on having 70,000 customers at the end of this period.  Construction on the distribution pipeline began in the spring of 2000, with an estimated 3,400 construction jobs to be created over the next 20 years, a large proportion of these occurring over the first five years of the project.  In 2002, Enbridge Gas New Brunswick continued developing the natural gas distribution system in the province, which is available in Fredericton, Moncton, Saint John, St. George and Oromocto.  St. Stephen is to have access in 2003, Blacks Harbour in 2004 and Sackville in 2005.  Several marketer firms serve the Saint John, Moncton, Fredericton and St. George areas with emphasis on the large industrial and commercial customers.

In recent years, Aliant (owner of NBTel) and Rogers Communications Inc. have made significant investments in the province's telecommunications system, increasing access to high-speed Internet and wireless communications.  Rogers Cable expects it will be at least another two years before smaller communities in New Brunswick have access to high-speed Internet by cable.  The company is concentrating on providing service in three major cities: Saint John, Moncton and Fredericton.  The next tier of communities to receive the service next year includes Bathurst, Edmundston and Miramichi. Aliant provides broadband access through telephone wires to 60% of New Brunswick homes including some small communities.  Aliant Wireless Telecommunications announced its intentions to invest $65 million in new numeric telecommunications corridors around the province, including Moncton, Sackville, Saint John, Fredericton, Woodstock, Florenceville, Edmundston, Campbellton and Bathurst, and a $2.8 million investment to make digital wireless telephone services widely available in the Acadian Peninsula, including the municipalities of Lamèque, Caraquet, Shippagan and Tracadie-Sheila.

In August 2003, the federal and New Brunswick governments announced an agreement to complete  the twinning of the Trans-Canada Highway between Fredericton and the Quebec border by 2007.  The $400-million project involves the twinning of 130 kilometres and will be done over five years.  The costs will be split 50-50 between the two levels of government.  Once completed, the four-lane Trans-Canada Highway will extend from the Quebec border in the northwest to the Nova Scotia border in the southeast.

In 2002, the New Brunswick Power Corporation (NB Power), began a $750-million conversion of the Coleson Cove power plant to Orimulsion™, a petroleum derivative produced in Venezuela.  The conversion will allow the power plant to extend its life to 2030.  The project, which is expected to be completed in November 2004, will also allow the power plant to reduce emission of certain pollutants, including sulphuric anhydrides, particulate matter and nitrogen oxides.

Noranda, the owner of Brunswick Mining and Smelting, closed its Bathurst exploration office as part of its efforts to reduce expenditures.  Six of the 13 Bathurst employees have been laid off while another four have been transferred.  The closure has no impact on activities at the mine or smelter.

Foreign Exports

Foreign exports have become increasingly important to both the New Brunswick and Canadian economies.  In 2002, foreign exports were equivalent to 44.5% of Real GDP, compared to 41.3% for Canada.  New Brunswick's foreign exports of commodities, estimated at $8,160.9 million in 2002 (in current dollars), increased at a compound annual growth rate of 10.6% over the 1998 to 2002 period.

Due to the significance of commodity exports, the economic performance of the province is highly dependent on international economic conditions, particularly in the U.S. In 2002, the U.S. purchased an aggregate of 89.2% of the province's foreign commodity exports.  Energy products (mostly refined petroleum products and some electricity) accounted for 40.6% of all commodity exports that year, followed by forest products (lumber, pulp and paper) with 25.6%, and agricultural and fishing products (17.1% of total).  Other important commodity exports are fertilizers, plastic products, electronic parts and components, potash and metallic ores (mostly zinc).

Exhibit "d” Current Province of New Brunswick Description

The table below shows foreign exports of commodities from New Brunswick for the years 1998 to 2002.  The largest component, energy products, increased at a compound annual growth rate of 28.2% during that time, due mainly to an increase in world oil prices and a significant upgrade at the Irving Oil Refinery in Saint John.  Exports of forest products decreased at a compound annual growth rate of 3.4%, as the effects of price declines and weak markets led to a decline in exports of these commodities over the past two years.  Increasing at a compound annual growth rate of 8.7%, exports of agricultural and fishing products have reported strong increases in recent years to diverse markets such as the U.S., Japan and Europe.

FOREIGN EXPORTS OF COMMODITIES

						Compound Annual Growth Rate %
	Year Ended December 31,
	1998	1999	2000	2001	2002	1998-2002
	(millions)

Forest Products	$2,399.8	$2,537.4	$2,764.8	$2,319.8	$2,089.4	-3.4
Energy Products	1,226.1	1,488.9	2,351.1	3,379.8	3,312.2	28.2
Agriculture and Fishing Products	1,001.7	1,140.4	1,243.6	1,352.2	1,398.9	8.7
Industrial Goods	448.8	452.0	464.6	584.1	595.0	7.3
Machinery and Equipment	255.3	306.6	412.8	465.7	574.1	22.4
Other	127.0	160.2	166.1	169.1	191.4	10.8

Total	$5,459.2	$6,085.6	$7,402.6	$8,271.0	$8,160.9	10.6

Source:  Statistics Canada.

Exhibit "d” Current Province of New Brunswick Description

Structure of the Economy

The New Brunswick economy receives a large contribution from natural resources, especially forestry and forestry-related industries.  The provincial economy shows a larger concentration of service industries than goods producing industries compared to Canada as a whole.  During the 1998 to 2002 period, GDP in the service industries accounted for 69.1% of total GDP compared to 67.7% for Canada.  The following table shows Real GDP by industry in New Brunswick for the years 1998 to 2002, valued in 1997 constant dollars.

GROSS DOMESTIC PRODUCT BY INDUSTRY
	Year Ended December 31,
	1998	1999	2000	2001	2002	Compound Annual Real Growth Rate % 1998-2002
	(millions of 1997 dollars)
Goods Producing Industries
Manufacturing[1]	$2,349.7	$2,566.2	$2,817.2	$2,836.9	$2,947.6	5.8
Construction	900.0	1,114.3	1,148.4	952.6	979.7	2.1
Utilities	643.3	654.2	600.4	601.6	562.7	-3.3
Agriculture, Forestry, Fishing and Hunting	636.7	704.5	775.5	794.3	794.2	5.7
Mining and Oil and Gas Extraction	303.6	292.7	288.7	295.0	270.2	-2.9

Total Goods Producing Industries	4,833.3	5,331.9	5,630.2	5,480.4	5,554.4	3.5

Service Producing Industries
Transportation and Warehousing	844.9	940.8	969.4	956.0	971.3	3.5
Information and Cultural Industries	568.2	617.0	664.8	713.5	777.8	8.2
Retail Trade	964.9	1,009.7	1,104.8	1,133.2	1,204.8	5.7
Wholesale Trade	739.7	754.2	769.5	803.5	845.8	3.4
Finance, Insurance and Real Estate	2,796.7	2,831.6	2,959.7	3,069.6	3,228.3	3.7
Public Administration	1,586.8	1,659.8	1,669.4	1,733.3	1,785.9	3.0
Educational Services	868.9	899.3	923.7	932.8	942.5	2.1
Health Care and Social Assistance	1,172.4	1,216.7	1,207.0	1,223.7	1,244.6	1.5
Professional, Scientific and Technical Services
	413.5	487.4	468.7	504.7	527.6	6.3
Administrative and Waste Management Services
	195.5	230.2	296.9	324.5	345.6	15.3
Accommodation and Food Services	401.2	406.8	416.8	419.9	412.7	0.7
Arts, Entertainment and Recreation	105.7	104.2	116.2	117.7	121.8	3.6
Other Services (except Public Administration)
	415.2	424.0	439.0	454.6	469.0	3.1

Total Service Producing Industries	11,073.6	11,581.7	12,005.9	12,387.0	12,877.7	3.8

Total Real Domestic Product (at basic prices)	$15,906.7	$16,913.5	$17,636.1	$17,867.4	$18,432.2	3.8

1Includes natural resources processing: output of forestry-related products accounted for approximately 46.6% of manufacturing GDP at basic prices during the years 1998 through 2002.

Source:  Statistics Canada.

Exhibit "d” Current Province of New Brunswick Description

Primary Industries

Mining.  The New Brunswick mining sector has benefited from the development of base metal deposits (zinc, lead, copper and silver ores), potash and peat with increases in employment both directly from and through the development and operation of related smelting, and land and water transportation facilities.  The New Brunswick mining industry employs approximately 3,200 people.

With world commodity prices for base metals trending downward in 2002 from the 2001 level, the total value of mineral production in New Brunswick (including downstream manufacturing) decreased by 19.3% to $652.3 million.  Metals, which accounted for 68% of the total value of the Province's mineral production, decreased 24.0%, while non-metallics (29% of total production) decreased by 8.6%.  Among the metals, zinc continued to be the dominant commodity (over 48% of total production).  However the province's largest zinc facility, Noranda's Brunswick mine, is expected to run out of mineable reserves by 2009.

The main non-metal commodities are potash, peat, salt and sulphur in smelter gas.  In 2002, with world prices for potash trending downward, the Potash Corporation of Saskatchewan (PCS) shut down for 72 days for inventory reduction, and another 28 days for scheduled maintenance.  The workforce has at the time of publication returned to its normal level of approximately 330.

One firm was active in oil and gas drilling projects in southeastern New Brunswick in 2002.  EOG Resources Canada Inc., a partner of Corridor Resources, drilled the last of three explorations wells.  In October, Corridor and PCS initiated construction of twin pipelines and related infrastructure to pipe natural gas from two of the wells to the nearby PCS mine.

Structural materials such as lime, stone, sand and gravel contributed about 6% to the value of production.  Several limestone quarries were active as were areas producing marl and silica.

The Province has established a number of initiatives to improve and expand the viability of the mining industry, as recommended in a major study presented in 2000.  In addition to the Prospector Development Program and the Junior Mining Assistance Program, there are two new initiatives to assist the exploration and mining industries: an 18% tax credit to companies that undertake advanced exploration and a new mine reclamation fund.  The Province also plans to invest in two projects for gold and hydrocarbon exploration in New Brunswick.  In 2002, investment in mining exploration in the metallic and industrial minerals sector totaled $3.1 million.  A further $8.6 million was invested in the exploration for natural gas and other hydrocarbons.  In October 2003 an annual grant program was announced by the Province for the Bathurst Mining Camp.  Fifteen million dollars will be invested in advanced exploration over the next three years and the terms of the program may be extended for two additional years and a further $10 million.

The following table sets forth the total selling value of mineral production in New Brunswick (including the value of concentrating and smelting) for the years 1998 through 2002.

MINERAL PRODUCTION
	Year Ended December 31,
	1998	1999	2000	2001	2002
	(millions)
Base Metals	$609.9	$595.4	$520.5	$580.2	$440.9
Fuels, including Coal	22.9	20.9	22.8	19.9	22.1
Non-Metallic Minerals	230.2	234.5	229.2	207.1	189.3
Total	$863.0	$850.8	$772.5	$807.2	$652.3

Source:  Statistics Canada.

Forestry.  Approximately 83.5% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land.  Nearly all Crown land is subject to timber licenses and the Province received $50.2 million from crown land stumpage for the fiscal year ended March 31, 2003.

Exhibit "d” Current Province of New Brunswick Description

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 1996 through 2000.

FOREST PRODUCTION
	Year Ended December 31,
	1996	1997	1998	1999	2000
	(thousands of cubic metres)
Pulpwood	3,968	4,542	4,427	3,752	3,573
Logs	6,897	6,683	7,075	7,486	8,231
Other	37	27	33	20	33
Total	10,902	11,252	11,535	11,258	11,837

Source:  Statistics Canada.

Information regarding New Brunswick's pulp and paper and wood manufacturing industries is set forth below under "Manufacturing".  Pulpwood production from year to year is affected by, among other things, weather conditions for harvesting and bears a fluctuating relationship to shipments by the pulp and paper industry.

Harvesting of the province's wood resources on Crown lands and industrial freehold lands is in balance with current growth on a sustainable-yield basis.  The province's inventory of wood volume is estimated at 578 million cubic metres, over 68% of which is softwood.

Agriculture.  The 2001 Census of Agriculture indicated that New Brunswick had 3,034 farms and 388,061 hectares of farmland.  The comparable figures from the 1996 census were 3,405 farms and 386,027 hectares. Cattle farms accounted for 26% of all farms in New Brunswick in 2001, followed by fruit operations (13%) and dairy farms (11%). Total farm cash receipts in the province were $421.2 million in 2002, up 2.7% from the previous year.  Receipts for potatoes, the largest crop, rose 25.0% to $126 million.

Fishing.  Lobster, crab, scallops, shrimp, sea urchin and herring have been the species most important to the primary fishing industry, accounting for nearly 96% of the value of landings estimated at $194 million in 2002, a 9.7% increase from 2001.  The average annual value of fish landings during the 1998-2002 period was $173 million.  New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.  Shipments of processed fish products for 2002 rose 19% from 2001 to $1,128.7 million, a dramatic increase over the 1998-2002 average of $893 million.  Exports of fish products reached $884 million in 2002, a 0.1% increase over 2001.

Despite significantly lower prices for farmed salmon, sales of New Brunswick aquaculture products grew 5.4% to $313.6 million in 2002.  New Brunswick sales account for 40.6% of the Canadian total in 2002, not far behind first-ranked British Columbia.  Some of the province's Atlantic salmon aquaculture operations reported outbreaks of disease in 2002.  The industry is developing new value-added products and is diversifying its product mix, thus creating further value-added products and extending employment levels in processing plants in the province.

Secondary Industries

Manufacturing.  Manufacturing activity in New Brunswick employed approximately 39,500 people in 2002, providing $1,226.4 million in wages and salaries compared to $1,209.9 million in 2001.

Exhibit "d” Current Province of New Brunswick Description

In 2002, the value of manufacturing shipments increased by 3.1% to $12,631.9 million from $12,249.6 million in 2001.  The miscellaneous group of manufacturing industries (which includes diverse groups of small plants as well as large producers such as the Irving Oil refinery and Brunswick Mining and Smelting), accounted for 51.8% of total shipments in 2002 and reported a 3.5% increase in the value of shipments over 2001, mainly due to strong prices for refined petroleum products in the second half of 2002.  Shipments from the wood products and food industries also increased from the previous year, while those from the paper industry showed a slight decline. Excluding the miscellaneous industries, manufacturing shipments rose 2.7% from the 2001 level.

The table below sets forth the leading industrial groups in New Brunswick's manufacturing sector, according to gross selling value of factory shipments, for the years 1998 through 2002.

GROSS SELLING VALUE OF FACTORY SHIPMENTS
	Year Ended December 31,
						Compound Annual Growth Rate %
	1998	1999	2000	2001	2002	1998-2002
Industry	(millions)
Paper Manufacturing	$2,072.0	$2,140.9	$2,758.8	$2,255.5	$2,251.6	2.1
Food Manufacturing	1,590.3	1,959.4	1,954.2	1,915.3	2,003.7	5.9
Wood Product Manufacturing	1,131.7	1,569.6	1,464.5	1,451.7	1,551.7	8.2
Fabricated Metal Product Manufacturing	194.3	260.2	303.2	284.4	268.2	8.4
Textile Product Mills	12.3	19.2	21.4	24.4	15.9	6.6
Miscellaneous Manufacturing[1]	3,134.9	3,591.2	4,917.1	6,318.3	6,540.8	20.2
Total	$8,135.5	$9,540.5	$11,419.2	$12,249.6	$12,631.9	11.6

1The principal components of "Miscellaneous" are petroleum products, shipbuilding, lead smelting and electrical and electronics commodities.

Source:  Statistics Canada.

Construction.  The construction industry is the second largest of the goods-producing industries in terms of contribution to GDP. Spending on construction activity in 2002, although the fourth highest on record, decreased 0.8% from the 2001 level to $3,397.0 million.  Construction activity in Canada reported an increase of 1.6% in 2002. The completion of major projects in road transportation, natural gas distribution and the completion of the Irving Oil refinery upgrade in 2000 and 2001 led to the decrease in construction activity.  Residential construction, the largest component, accounted for 29.1% of capital investment in 2002.  Public administration ranked second, and was estimated to account for 14.7% of capital investment, with manufacturing third at 10.8%.  According to preliminary estimates, construction activity in the Province in 2003 is expected to reach $3,775.8 million, up 11.2% from 2002.

Service Industries

Trade.  Retail trade amounted to $7,316.7 million in 2002, an increase of 3.5% from 2001, compared to the national rate of increase of 6.0%.  Between 1998 and 2002, New Brunswick's compound annual growth rate for retail trade was 4.9%.  On a per capita basis, the value of retail sales was $9,753 for New Brunswick and $9,776 for Canada as a whole.

Exhibit "d” Current Province of New Brunswick Description

Transportation.  New Brunswick has an extensive infrastructure of road, rail, water and air transportation services. In addition, the province has an area air traffic control centre that controls aircraft within the Maritime Provinces, plus a part of Quebec and Labrador. Passengers using New Brunswick's three main airports declined 11.0% in 2002 from the previous year, compared to the national decrease of 5.0%.  The Greater Moncton Airport opened its new $18-million air terminal building in late 2002 and was granted international status.  The $10-million runway extension at the Greater Fredericton Airport was completed in 2002; and projects to expand the arrivals and customs area and parking apron, worth a combined $3.2 million, were also started in late 2002.  The Saint John Airport Authority completed a $3-million upgrade and expansion project that will allow the facility to meet international airport standards and properly serve discount and charter carriers.

A major ice-free port in Saint John handled 25.7 million metric tonnes of cargo in 2002, a decline of 0.5% from 2001, which was mainly due to the cessation of the marine transportation of fuels by Imperial Oil.  In 2002, forest product shipments increased 1% and potash was up 4% from 2001 levels.  Cruise vessels made 39 calls at the Saint John port bringing over 71,000 passengers to the area.  The Saint John Port Authority invested $6.4 million in its capital works and maintenance program.

The port of Belledune handled 2.3 million metric tonnes in 2002, a decrease of 5.5% from the previous year, which was mostly due to the early arrival of winter in the region and normal annual fluctuations in coal shipments.  Capital investment worth $1.4 million was carried out in 2002 at the port.

Communications and Technology.  Employment in communications and technology surpassed 47,000 in 2002 with growth of 14.7%.  This group accounts for almost 9% of New Brunswick's GDP.

Some 95 customer contact centres employ about 16,000 people in New Brunswick.  New jobs came from several companies and many announced plans for future expansion over the next few years, including Asurion, Canjet, Cendant, Connect North America, Fairmount Hotels and Resorts, IBM, Imperial Oil, Marriott, Moneris Solutions, RMH International, Rogers Communications, the Spiegel Group and Virtual-Agent Services.  Aliant spent almost $10 million in 2002 to expand its digital cellular service, including corridors along many of the main highways; and another $4 million was invested in broadband network upgrades.  Aliant provides broadband access to 60% of New Brunswick homes.  Rogers Cable continued to expand access to high-speed Internet in the province's major urban areas, ranging from 60% completion in Saint John and Fredericton to 80% in Moncton.

New Brunswick's information technology sector, which is made up of over 200 companies, employs more than 4,500 people in full-time-equivalent positions.  The IT companies are concentrated in the province's three largest urban areas: Fredericton, Moncton and Saint John.  The National Research Council Institute for Information Technology (NRC-IIT) - e-Business, operational since October 2002, employs about 40 full-time staff and has space to accommodate guest workers and visiting scientists. The institute will build research and working relationships with companies, universities and other partners across the province and is expected to be an incubator for e-commerce concepts and initiatives.

Tourism.  In recent years, tourism has made a significant contribution to the economy of New Brunswick. Revenues in 2002 reached a new high of $1.2 billion with a record 2,040,000 people visiting the province.  Key market areas for visitors include the Maritime region (26%), the United States (24%), Ontario (23%) and Quebec (22%).

Labour Force

New Brunswick's labour force reached 385,700 in 2002, an increase of 2.4% over 2001 and the highest growth registered since 1997.  Job gains of 11,200 pushed employment in the province up to an all-time high of 345,600, a 3.3% increase from the previous year.  This was the second highest rate of employment growth among the provinces (only Quebec was higher).  Nationally, the number of employed persons increased 2.2% in 2002.  With employment growth outpacing labour force growth in the province, unemployment fell by 5.0% to 40,100.  New Brunswick's strong employment growth also contributed to an improved unemployment rate, which fell to 10.4% in 2002 from 11.2% a year earlier.  Nationally the rate deteriorated from 2001, edging up half a percentage point to 7.7% in 2002.

Exhibit "d” Current Province of New Brunswick Description

The following table sets forth certain information concerning New Brunswick's labour market.

LABOUR FORCE
	Average for Year Ended December 31,
	1998	1999	2000	2001	2002
	(thousands)
Population 15 years and over	596.3	599.5	603.5	605.7	607.6
Labour Force	361.9	365.7	371.7	376.7	385.7
Labour Force Employed	317.8	328.4	334.4	334.4	345.6
Labour Force Unemployed	44.1	37.3	37.3	42.2	40.1
Unemployment Rate
New Brunswick	12.2%	10.2%	10.0%	11.2%	10.4%
Canada	8.3%	7.6%	6.8%	7.2%	7.7%
Participation Rate
New Brunswick	60.7%	61.0%	61.6%	62.2%	63.5%
Canada	65.1%	65.6%	65.9%	66.0%	66.9%

Source:  Statistics Canada.

From 1998 to 2002, the number of persons employed in New Brunswick increased 8.7%.  Employment increases in the service sector more than offset declines in the goods producing sector, with three service industries registering gains of more than twelve percent: finance, insurance, real estate and leasing (up 13.3%), other services (up 15.3%) and management, administrative and other support (up 26.4%).

The following table indicates employment by industry in New Brunswick for the years 1998 through 2002.

EMPLOYMENT BY INDUSTRY
	Average for Year Ended December 31,

	1998	1999	2000	2001	2002
Goods Producing Sector	(thousands)
Agriculture	6.4	5.8	6.1	6.0	5.1
Forestry, Fishing, Mining, Oil and Gas	12.8	12.1	13.2	12.0	11.2
Manufacturing	36.7	39.3	41.1	39.0	39.5
Utilities	3.4	3.7	4.3	4.6	4.6
Construction	19.8	19.3	19.6	19.2	19.3
Service Producing Sector
Trade	51.8	54.5	55.1	55.0	53.4
Transportation and Warehousing	17.6	19.0	19.8	19.0	20.2
Professional, Scientific and Technical Services	10.9	10.6	11.3	13.1	14.3
Management, Administrative and Other Support	9.7	11.3	13.1	16.3	20.6
Educational Services	22.4	22.5	23.2	23.2	21.6
Health Care and Social Assistance	39.5	38.7	40.4	40.3	42.7
Information, Culture and Recreation	11.0	13.6	12.4	12.2	12.8
Accommodation and Food Services	20.1	21.7	22.4	24.3	26.1
Other Services	19.1	19.7	16.9	15.7	18.1
Finance, Insurance, Real Estate and Leasing	13.6	13.6	12.7	12.8	14.5
Public Administration	22.9	22.9	22.9	21.8	21.6
Total	317.8	328.4	334.4	334.4	345.6

Source:  Statistics Canada.

Economic Development

Economic growth is assisted by the federal government's Atlantic Canada Opportunities Agency ("ACOA”), which was launched in June 1987 with a mandate to stimulate economic development in the Atlantic Provinces.  Also the federal government continues its support of the Regional Economic Development Agreement (REDA), which was signed with the Province in 1996.  The REDA is multi-sectoral with the flexibility to respond to different initiatives, which seek to expand the economy or to invest in people and skills in New Brunswick.  The cost-sharing ratio for the Agreement is 70% federal and 30% provincial.  The final date for commitments under the Agreement was March 31, 2003.  A total of $85.9 million had been expended under the Agreement by March 31, 2003 with the remaining $18.7 million to be advanced over the next two fiscal years.

Exhibit "d” Current Province of New Brunswick Description

The Canada-New Brunswick Infrastructure Program Agreement was established in 2000 to improve urban and rural municipal infrastructure in New Brunswick.  Canada and New Brunswick are each contributing $54.4 million to be matched by municipalities for a total fund of $163.2 million. As at March 31, 2003, $32.5 million of federal/provincial funding has been expended under this Agreement.  This initiative will continue until March 31, 2007.

In 1999 the Government of New Brunswick established the $25 million Acadian Peninsula Economic Development Fund to provide additional economic stimulation to the northeast region of the province. As at March 31, 2003, $15.3 million has been advanced under this five-year initiative.  In 2002, a similar $25 million fund was established to support the Restigouche-Chaleur Economic Development Initiatives in the northern part of the province.

In 2001 the $30 million Total Development Fund was established by the Government of New Brunswick to provide financial support for the implementation of Total Development Strategies in the forestry, mining, energy, aquaculture, agriculture, new technology and tourism sectors.  As at March 31, 2003, $9.8 million has been advanced under this three-year program.

Exhibit "d” Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes, and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures and the keeping and auditing of public accounts of the Province.  All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province.  Monies necessary for the carrying out of the operations of the Provincial Government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority.  In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly.  Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other acts, funds received for a special purpose are to be disbursed for that purpose.  Unlike regular appropriations, any unspent balance of these funds may be carried forward to subsequent fiscal years.  At March 31, 2003, the balance of unspent special purpose funds was $68.0 million.

Funds may also be considered as Special Operating Agency Funds.  Revenue may be generated by the Agencies or from transfers from other budgetary accounts.  Any unspent balance of these funds may, with permission from the Board of Management as per the Financial Administration Act, be carried forward to subsequent fiscal years.  At March 31, 2003, the balance of unspent special operating funds, was $18.3 million.  All transactions between the Special Operating Agencies and Provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

During the 2001 fiscal year, the Fiscal Stabilization Fund Act was enacted.  The Act establishes a fund separate from the Consolidated Fund, for the purpose of assisting in stabilizing the fiscal position of the Province from year to year and to improve long term fiscal planning.  Any transfers into the Fiscal Stabilization Fund are authorized by an appropriation in accordance with the Financial Administration Act.  Transfers out of the Fund are made with the approval of the Lieutenant-Governor in Council.

For the year ending March 31, 2003 an amount of $110.4 million was transferred from the Fiscal Stabilization Fund to the Consolidated Fund.

Volume 1 of the public accounts are subject to review by the Auditor General, an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly.

For each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly.  As part of the Province's financial reporting system, the Minister of Finance reports on the status of the budget plan during the year.  The Budget Estimates include the revenue and expenses of some Provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the Provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The Provincial Reporting Entity is comprised of certain organizations that are accountable to the Provincial Legislature.  Transactions and balances of these organizations are included in the Province's financial statements through different accounting methods as outlined in Note 1(a) of Volume 1 of the Public Accounts.

Exhibit "d” Current Province of New Brunswick Description

In May 1993, An Act Respecting the Balancing of the Ordinary Expenditures and Ordinary Revenues of the Province was enacted.  The Act, which was amended in April 1995 and renamed the Balanced Budget Act, states that "It is the objective of the Government of New Brunswick that (a) in respect of the first fiscal period, the total amount of the ordinary expenditures for that fiscal period not exceed the total amount of the ordinary revenues for that fiscal period, and (b) in respect of each subsequent fiscal period, the total amount of the expenditures for that fiscal period not exceed the total amount of the revenues for that fiscal period".

The first fiscal period under the Act was the three fiscal years ended on March 31, 1996 and the second fiscal period the four consecutive fiscal years.  In the second fiscal period, the Province did not meet the requirements of the Balanced Budget Act.  The cumulative difference between total expenditures and total revenues during the period was a deficit of $1,236.5 million.  Major factors explaining the result are the booking of a $450 million write down of New Brunswick Power Corporation asset values in 1998-99 and recognition of the total net present value of the Fredericton-Moncton Highway, $903.8 million, as a result of eliminating the tolls in March 2000 and the consequent change in the lease arrangement from an operating to a capital lease.  As at March 31, 2003 revenues of the Province exceed expenditures by $181.1 million for the balanced budget period of 2000-01 to 2003-04.

Exhibit "d” Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2003 and the Budget Estimates for the fiscal year ending March 31, 2004.

COMPARATIVE STATEMENT OF CASH FLOW (millions)
					Budget Estimates[1]
	2000	2001	2002	2003	2004
Operating Activities
(Increase) Decrease in Net Debt for the Year[2]	$(933.4)	$143.3	$178.4	$(109.4)	$(7.5)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	7.7	7.8	7.5	7.9	8.7
Foreign Exchange Expense	27.2	44.5	56.7	35.4	---
Increase in Allowance for Doubtful Accounts	46.5	65.3	43.2	33.1	25.4
Sinking Fund Earnings	(203.6)	(220.0)	(230.9)	(243.1)	(245.0)
Actual Losses Due to Foreign Exchange	(14.8)	(20.5)	(23.7)	(76.6)
Decrease in Pension Liability	(176.7)	(153.3)	(70.1)	(10.5)	---
Increase (Decrease) in Deferred Revenue	0.1	(15.6)	(39.1)	1.7
Capital Asset Acquisition Charged to Operations	1,160.3	154.6	198.8	201.0	---
Proceeds from Disposal of Capital Assets	(3.0)	(2.1)	(2.4)	(3.6)	---
Decrease (Increase) in Working Capital	(13.2)	(75.8)	5.6	13.5	---

Net Cash from (used in) Operating Activities	(102.9)	(71.8)	124.0	(150.6)	(218.4)

Investing Activities
Purchase of Capital Assets	(1,160.3)	(154.6)	(198.8)	(201.0)	---
Proceeds from Disposal of Capital Assets	3.0	2.0	2.4	3.6	---
(Increase) Decrease in Investments, Loans and Advances	(18.2)	34.6	(96.8)	64.5	(80.5)

Net Cash from (used in) Investing Activities	(1,175.5)	(118.1)	(293.2)	(132.9)	(80.5)

Financing Activities
Cash Proceeds of Funded Debt Issued	576.1	648.0	663.2	1,122.6	---
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	78.8	128.0	120.6	171.5	---
Increase (Decrease) in Obligations under Capital Leases	871.5	(0.7)	(28.1)	(1.4)
Sinking Fund Installments	(107.4)	(112.7)	(118.4)	(112.7)	---
Serial Redemptions and Capital Loan Repayments	(1.2)	0.0	0.0	0.0	---
Funded Debt Matured	(313.8)	(502.0)	(335.6)	(568.3)	---
Net Cash from Financing Activities	1,104.0	160.6	301.7	611.7	---

Increase (Decrease) in Cash Position during Year	(174.4)	(29.3)	132.5	328.2	---
Cash Position - Beginning of Year	(281.1)	(455.5)	(484.8)	(352.3)	---
Cash Position - End of Year	$(455.5)	$(484.8)	$(352.3)	(24.1)	---

Cash Represented by
Bank Advances and Short Term Borrowing	$(455.5)	$(484.8)	$(352.3)	(24.1)	---

1The Budget Estimates do not include estimates of total borrowing requirements of the Province and New Brunswick Power Corporation.  For information with respect to financial requirements of the Province and New Brunswick Power Corporation and with respect to maturing debt of the Province, see "Financing-Financial Requirements", "New Brunswick Power Corporation-Financial Requirements" and "Financing-Funded Debt Maturity Schedule", respectively.

2For further information see Table IV in "Tables and Supplementary Information of the Province."

(---)Denotes no estimate provided.

Exhibit "d” Current Province of New Brunswick Description

2003 Budget Estimates

The 2003 Budget projected a surplus of $21.4 million.  For the fiscal year ended March 31, 2003 the surplus for fiscal policy purposes was $1.0 million.  This was after transferring $110.4 million from the Fiscal Stabilization Fund.  There was an increase in net debt of $109.4 million.  The change of $20.4 million from the Budget Estimates was the result of revenue being $71.4 million lower than budget, while expenditures were $20.6 million lower than budget.

Major Sources of Ordinary Account Revenue

The major sources of ordinary account revenue for the Province are payments from the federal government, income taxes, consumption taxes, and property taxes.  For the fiscal year ending March 31, 2004, the Province's revenue is estimated at $4,972.0 million, reflecting projected growth of 5.2% from the fiscal year ending March 31, 2003.  Overall this represents a projected increase of $243.7 million in revenue.  The principal factors that have increased are the following:  Other Agencies ($132.5 million), Federal Payments ($57.2 million), Property Taxes ($20.1 million), Consumption Taxes ($17.2 million), and Personal Income Taxes ($13.2 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2003 and the Budget Estimates for the fiscal year ending March 21, 2004.

ORDINARY ACCOUNT REVENUE SOURCES

	Year ended March 31%				Budget Estimates	Compound Annual Growth Rate
	2000	2001	2002	2003	2004	2000-04
Taxes
Personal Income	20.4	20.2	18.7	19.3	18.6	0.7
Corporate Income	4.1	4.9	4.7	4.0	3.9	1.5
Consumption	18.7	19.7	18.8	22.2	21.5	6.7
Property	5.9	6.2	6.0	6.3	6.4	5.1
Miscellaneous	0.6	0.6	0.6	0.7	0.8	12.4
Total Taxes	49.7	51.6	48.8	52.5	51.2	3.8

Other Revenue
Licenses, Permits and Fees	4.1	4.0	3.7	3.8	3.6	(0.5)
Federal Government Payments	40.0	39.2	41.1	38.7	37.9	1.6
Other Agencies	3.9	2.8	4.3	2.9	5.4	12.2
Miscellaneous	2.3	2.4	2.0	2.1	1.9	(2.1)
Total Revenue	100.0	100.0	100.0	100.0	100.0	---
Total Ordinary Account Revenue (millions)	$4,415.6	$4,508.6	$4,865.3	$4,728.3	$4,972.0	3.0%

Notes:

  The Total Ordinary Account Revenue for 2003 and 2004 does not include the revenue from the Fiscal Stabilization Fund.

  The Workplace, Health, Safety and Compensation Commission (WHSCC) is no longer consolidated on the books of the Province and is not included in the total ordinary account revenue above.

Personal and Corporate Income Taxes.  New Brunswick's provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.  For the taxation years up to and including 1999, personal income tax was calculated as a percentage of federal income tax.  Effective January 1, 2000, the Province adopted a ‘tax on taxable income' method of calculating provincial personal income tax.  This method gave New Brunswick personal income tax policy flexibility to help ensure the tax system addresses the government's social, economic and fiscal objectives.

The amounts used for tax brackets and personal non-refundable credits are indexed to the national Consumer Price Index and therefore automatically increased by an additional 1.6% effective January 1, 2003.

Exhibit "d” Current Province of New Brunswick Description

Provincial Personal Income Tax Rates and Brackets

2002 Taxation Year

2003 Taxation Year

9.68% on first $31,677 14.82% on $31,677 to $63,354 16.52% on $63,354 to $103,000 17.84% over $103,000	9.68% on first $32,183 14.82% on $32,183 to $64,368 16.52% on $64,368 to $104,648 17.84% over $104,648

In the 2001-02 Budget, the Province introduced a low-income tax reduction.  Effective for the 2003 taxation year, New Brunswick's low-income tax reduction was enhanced so that all single tax filers with income up to $12,500 will no longer pay provincial personal income tax.  As a result, New Brunswickers who earn income from a full-time job at the current minimum wage and families earning up to $20,000 will no longer pay any provincial income tax. As in previous years, eligible low-income families with dependent children may also receive the New Brunswick Child Tax Benefit and the New Brunswick Working Income Supplement, depending upon their income level.

The corporate income tax is calculated as a percentage of corporate taxable income as defined for federal tax purposes.  The 2002-2003 Budget reduced the general corporate income tax rate from 16% to 14.5%, effective July 1st, 2002. The 2003-2004 Budget further reduced the general corporate income tax rate from 14.5% to 13%, effective January 1st, 2003. The small business corporate income tax rate, which applies to small Canadian controlled private corporations, was reduced from 4% to 3.5% effective July 1st, 2002.  In addition, the small business threshold to which this rate applies was increased from the first $300,000 to the first $350,000 of active business income.  The 2003-2004 Budget further reduced the small business corporate income tax rate from 3.5% to 3% effective January 1st, 2003.  In addition, the 2003-2004 Budget further increased the small business threshold to which this rate applies from $350,000 to $400,000.  Announced in the 2003-2004 Budget, effective January 1, 2003, New Brunswick's Research and Development (R&D) tax credit was significantly increased and enhanced from a 10% non-refundable tax credit to a 15% refundable tax credit for expenditures that are eligible for the federal Scientific Research and Experimental Development Tax Credit. Also, New Brunswick offers a 40% refundable Film Tax Credit. The credit is applied to eligible wages and salaries paid to New Brunswick residents.

To encourage entrepreneurship and assist small businesses with obtaining equity capital, the government announced in the 2003-2004 Budget, the Small Business Investor Tax Credit.  This tax credit will provide a 30% non-refundable personal income tax credit of up to $15,000 per year on eligible investments by New Brunswickers made after August 1, 2003.  The credit will be applied against provincial personal income tax otherwise payable.

Given the significant reductions in the small business corporate income tax rate over the past few years, it was necessary to adjust New Brunswick's Dividend Tax credit to ensure that it does not overcompensate for the amount of tax collected at the corporate level.  Therefore, the 2003-2004 Budget announced that the Dividend Tax Credit rate would be reduced from 7.6% to 3.7 % for dividends declared and paid on or after January 1st, 2003,.

Capital Taxes.  Effective April 1, 1997, the Province introduced a large corporations capital tax, applied to taxable capital in excess of  $5 million at a rate of 0.3%.  The Large Corporations Capital Tax applies to the same definition of taxable capital as the federal Large Corporations Tax but does not apply to federally defined financial institutions.  For banks, loan companies and trust companies, New Brunswick applies a capital tax on capital assets in excess of $10 million at a rate of 3%.  The Province administers the capital tax on financial institutions.  Both the Large Corporations Capital Tax and the Financial Corporations Capital Tax are deductible for federal and provincial corporate income tax purposes.

Harmonized Sales Tax.  Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (HST) of 15%.  The HST is a value-added tax and is composed of the federal 7% goods and services tax (GST) and a provincial component of 8%.  The federal government administers the HST.  The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act.

Under the HST, businesses receive full input tax credits for tax paid on business purchases.  As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries).  In addition, a number of rebates and credits are available.  Books receive a point of sale rebate on the 8% provincial portion

Exhibit "d” Current Province of New Brunswick Description

of the HST.  Matching federal rebate programs, the Province provides partial rebates on the provincial portion of the HST for municipalities, charities and non-profit organizations in respect of tax payable that is not otherwise recoverable.  New Brunswick also participates in the Foreign Visitor Rebate Program.  As well, the Province offers HST rebates to universities for qualifying research and development projects.

Gasoline and Motive Fuel Tax and Tobacco Tax. The provincial gasoline and motive fuel tax rates increased effective December 10th, 2002 from 13.0 to 14.5 cents per litre for gasoline and from 15.4 to 16.9 cents per litre for diesel fuel.  To discourage smoking and to help offset the costs that smoking imposes on the health care system, New Brunswick tobacco taxes have increased twice since the last reporting period.  On June 18th, 2002, tobacco taxes increased from from 7.25 to 9.75 cents per cigarette, from 4.95 to 7.45 cents per tobacco stick and from 3.99 to 6.49 cents per gram of fine cut tobacco.  On December 10th, 2002, tobacco taxes were further increased from 9.75 to 11.75 cents per cigarette, from 7.45 to 9.45 cents per tobacco stick and from 6.49 to 8.49 cents per gram of fine cut tobacco.

Property Taxes.  New Brunswick levies a provincial real property tax of $1.50 per $100 of assessment on residential property that is not occupied by the owner.  A provincial property tax rate of 65 cents per $100 of assessment is applied to owner-occupied residential property in unincorporated areas.  The Province also levies a property tax on non-residential property, at a rate of $2.25 per $100 of assessment.  In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 2 cents per $100 of assessment.  Municipal taxes are imposed to defray the cost of providing local services that are not provided by the Province.  Municipal taxes are collected by the Province and, in the case of incorporated municipalities, are remitted back to the municipality.  In unincorporated areas, the tax is retained and the Province provides and pays for the services.  The Province offers a low-income property tax allowance of up to $200 for families with taxable incomes of $20,000 or under.  On behalf of the Office of the Rentalsman, there is also a fee of 5 cents per $100 of assessment imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

Federal-Provincial Fiscal Arrangements

The Federal-Provincial Fiscal Arrangements Act was amended in June 2003 to implement the 2003 First Ministers Accord on Health Care Renewal, which provides for increased federal funding in support of health care through the introduction of a Health Reform Transfer (HRT), the one-time 2003 Diagnostic/Medical Equipment Trust (D/MET) and one-time 2003 Canada Health and Social Transfer Supplement.  The federal government also recently introduced legislation to amend the act to ensure the continuity of equalization payments after March 31, 2004, in the event that renewal legislation is not enacted in time.  Legislation will be required to renew the Equalization Program by April 1, 2004.

Fiscal Equalization Payments.  New Brunswick is one of eight provinces to receive fiscal equalization payments from the federal government.  By addressing relative fiscal disparities, the Equalization Program assists provinces in providing a reasonably comparable level of public services at reasonably comparable levels of taxation.  The program is intended to bring the per capita revenue-raising capacity of provinces up to the per capita revenue-raising capacity of the five provinces used as the standard (British Columbia, Manitoba, Ontario, Quebec and Saskatchewan).  New Brunswick's equalization payment for the fiscal year ended March 31, 2003 was $1,146.9 million and for the fiscal year ending March 31, 2004 is estimated at $1,202.0 million.  Fiscal equalization payments accounted for 23.7% of total ordinary revenue for the fiscal year ended March 31, 2003 and 24.1% of the estimated total ordinary revenue for the fiscal year ending March 31, 2004.

Canada Health and Social Transfer. The federal government provides federal transfers in support of health care, post-secondary education, social assistance and services, early childhood development and early learning and child care to provinces and territories.  The primary funding vehicles are the Canada Health and Social Transfer (CHST) and, starting in 2003-04, the HRT, both of which provide for annual funding.  Various one-time funds have been established over the past five years: the 1999, 2000 and 2003 CHST Supplement Trusts, the 2000 Medical Equipment Trust (MET), and the 2003 D/MET, under which Provinces can draw down their share as they see fit over the designated time period.  The Province's CHST revenue for the fiscal year ended March 31, 2003 was $498.9 million, and includes funding from the 2000 CHST Supplement Trust.  In addition, there was $12.3 million in revenue related to funding from the 2000 MET.  Together, these revenues accounted for 10.6% of total ordinary revenue for the fiscal year ended March 31, 2003.  CHST revenue is estimated at $511.1 million for the fiscal year ending March 31, 2004, including funding from the 2000 CHST Supplement Trust.  CHST accounts for 10.3% of the estimated total ordinary revenue for the fiscal year ending March 31, 2004.  Funding resulting from the 2003 First Ministers Accord on Health Care Renewal was not included in the 2003-04 provincial budget, which was tabled prior to the Accord.

Exhibit "d” Current Province of New Brunswick Description

Fiscal Stabilization Program.  Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a province when total revenues of that province, as per the federal definition, fall short of the previous years total due to a downturn in economic activity.

Revenue Guarantee Program.  The Revenue Guarantee Program guarantees cash payments to a province if federal income tax changes result in a 1% or greater decline in that province's personal income tax base.  This program is under review, given the move by provinces from "tax on tax” to "tax on income” method of calculating provincial personal income tax.

Major Ordinary Account Expenditure

For the fiscal year ending March 31, 2003 the Province's actual ordinary account expenditure was $4,896.4 million, 1.3% higher than the actual ordinary expenditures for the fiscal year ended March 31, 2002.  The net increase of $63.5 million is a result of various increases including funding for health care, salaries, debt service costs and education offset by less spending in economic development.  Economic Development spending decreased principally due to a one-time Innovation Fund investment in 2001-2002 and a reduction in the Strategic Assistance Program.

The following table shows the percentage distribution of ordinary account expenditure for the four fiscal years ended March 31, 2003 and the Budget Estimates for the fiscal year ending March 31, 2004.

ORDINARY ACCOUNT EXPENDITURE DISTRIBUTION

	Fiscal Year Ended March 31,
					Budget
					Estimates
	2000	2001	2002	2003	2004

Economic Development	3.5%	2.8%	3.0%	2.3%	2.1%
Education	18.7	18.0	18.3	19.8	19.8
Employment Development & Labour	4.6	4.4	4.1	3.9	4.0
Family and Community Services	14.8	14.3	14.1	14.2	13.8
Health	27.3	28.1	28.8	30.0	29.2
Protection Services	2.9	2.7	2.6	2.7	2.5
Resource Sector	3.0	3.0	2.7	2.7	2.6
Transportation	3.3	3.2	3.1	3.3	2.9
Central Government	8.0	9.5	9.8	7.7	9.5
Service of the Public Debt	13.9	14.0	13.5	13.4	13.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Total Expenditure in Millions	$4,409.1	$4,562.7	$4,832.9	$4,896.4	$5,109.5

Economic Development.  The Economic Development expenditure of $108.7 million represents 2.1% of the total budgeted expenditure for the fiscal year ending March 31, 2004 and is made up of the Departments of:  Business New Brunswick ($25.1 million), the Regional Development Corporation ($44.1 million), Tourism and Parks ($24.6 million); and a portion of General Government ($14.9 million).

Education.  Operating expenses of elementary and secondary schools are paid by the Province.  For the fiscal year ending March 31, 2004, expenditure on education for public schooling is estimated at $825.0 million, 16.1% of total budgeted expenditure.  The Province also pays operating grants to universities estimated at $187.0 million, 3.7% of total budgeted expenditure, for the fiscal year ending March 31, 2004

Employment Development & Labour.  The Employment Development and Labour expenditure of $204.8 million represents 4.0% of the total budgeted expenditure for the fiscal year ending March 31, 2004 and is made of the Departments of Training and Employment Development ($204.2 million) and a portion of General Government ($.6 million).

Exhibit "d” Current Province of New Brunswick Description

Family and Community Services.  The Province provides an income security program which includes payments to social assistance clients, the disabled, and residents of special care homes.  Funds are also budgeted for exit-related programs.  In addition, the Province assists individuals and families in the acquisition and/or retention of suitable accommodations for reasonable and affordable cost.  For the fiscal year ending March 31, 2004, the Province budgeted $704.0 million for Income Assistance, 13.8% of total budgeted expenditure.

Health.  The Province pays the operating expenses of approved public hospitals to cover the cost of hospital services supplied by such hospitals.  The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents.  For the fiscal year ending March 31, 2004, expenditure on health services is estimated at $1,490.1 million, 29.2% of total budgeted expenditure.

Protection Services.  The Protection Services expenditure of $129.3 million represents 2.5% of total expenditure budgeted for the fiscal year ending March 31, 2004 and is made up of the Department of Justice ($40.5 million), the Department of Public Safety ($88.1 million) and a portion of General Government ($.7 million).

Resource Sector.  The Resource Sector expenditure of $132.4 million represents 2.6% of the total budgeted expenditure for the fiscal year ending March 31, 2004 and is made up of the Department of Agriculture, Fisheries and Aquaculture ($28.7 million), a portion of Environment and Local Government ($14.8 million), Natural Resources and Energy ($88.6 million) and a portion of General Government ($.3 million).

Transportation.  For the fiscal year ending March 31, 2004, the Province budgeted $146.6 million for the planning, design and maintenance of highways and the operation of ferry services.  This represents 2.9% of the total budgeted expenditure.

Central Government.  The Central Government expenditure of $484.5 million estimated for the fiscal year ending March 31, 2004 represents 9.5% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($80.9 million), the Department of Supply and Services ($89.0 million), a portion of Environment and Local Government ($40.3 million), General Government ($241.3 million) and other central agencies ($33.0 million).

Service of the Public Debt.  For the fiscal year ending March 31, 2004, the estimate of $696.8 million for servicing the debt of the Province, including interest, foreign exchange, amortization and other debt management expenses, represents 13.6% of the total budgeted expenditure.

Net Capital Expenditures

Expenditures for physical assets are financed primarily by borrowing, and are charged to operations as incurred.  The following table shows the percentage distribution of gross capital expenditure for the four fiscal years ended March 31, 2003 and the Budget Estimates for the fiscal year ending March 31, 2004.  The table also shows the total amounts of recoveries through cost-sharing agreements.

Exhibit "d” Current Province of New Brunswick Description

Capital recoveries for the fiscal year ending March 31, 2004 are estimated at $55.7 million, of which $55.0 million are recoveries from the Federal Government.  As of March 31, 2003, the Province and the federal government had entered into 28 cost-sharing agreements for Economic Development. All of these agreements have expired as of March 31, 2003, involving expenditures in excess of $1,105.9 million of which the federal government will contribute a total of approximately 65.2%. Included in this expenditure is the Regional Economic Development Agreement totaling $104.6 million which has a two-year pay-out period ending March 31,2005.

During the fiscal year ended March 31, 1999, an amendment was made to the Highway Improvement Program providing for expenditures of $300.0 million of which the federal government will contribute 50%.  As of March 31, 2003 the Province had spent $226.3 million and recovered $110.8 million from the federal government.

During the fiscal year ended March 31,2003, an agreement was signed under the Strategic Highway Infrastructure Program for $29.2 million of which the federal government will contribute 50%.  As of March 31, 2003, the Province had spent $4.0 million and recovered $1.8 million from the federal government.

Special Purpose Account

Special purpose account revenue is all revenue designated for special purpose by donor trust funds or by legislation.  For the fiscal year ending March 31, 2004, such revenue is estimated to be $34.9 million and expenditures from the various accounts are estimated to be $33.7 million for a surplus of $1.2 million.

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts.  Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature.  For the fiscal year ending March 31, 2004, revenue is estimated at $184.9 million from the various agencies and expenditures at $177.7 million for a surplus of $7.2 million.

Exhibit "d” Current Province of New Brunswick Description

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry.  Such assistance has been channeled principally through the Department of Business New Brunswick, the Department of Family and Community Services and Provincial Holdings Ltd. and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments.  Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements.  Allowances for doubtful or uncollectable amounts are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.  See "Tables and Supplementary Information of the Province--Table V" for information concerning loans and advances for the four fiscal years ended March 31, 2003 and the Budget Estimates for the fiscal year ending March 31, 2004.

Business New Brunswick.  The Minister of Business New Brunswick is responsible for assistance provided under the Economic Development Act, the Agricultural Development Board and the Fisheries Development Act:

The Economic Development Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council.  At March 31, 2003 loans and guarantees under the Economic Development Act amounted to approximately $203.1 million.  The allowance for doubtful accounts on these loans and guarantees amounted to $81.5 million.

The Agriculture Development Board provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province.  At March 31, 2003 loans and guarantees outstanding were $22.1 million.  The allowance for doubtful accounts totaled $14.9 million.

The Fisheries Development Act provides financial assistance mainly by way of direct loans of fishermen to purchase and operate fishing vessels and equipment.  At March 31, 2003, loans and guarantees outstanding amounted to $64.8 million.  The allowance for doubtful accounts totaled $45.9 million.

Family and Community Services.  The Department of Family and Community Services carries out the Government's housing policies.  Loans are issued pursuant to the New Brunswick Housing Act.  At March 31, 2003 loans under the New Brunswick Housing Act amounted to $31.8 million.  The allowance for doubtful accounts on these loans totaled $2.5 million.  In accordance with the recommendations of the Canadian Institute of Chartered Accountants, loans that will be repaid through future Provincial appropriations were expensed at the time of issue.

Provincial Holdings Ltd.  Provincial Holdings Ltd. ("PHL”) is a New Brunswick company which the Province uses to invest in the equity of industrial enterprises that are based in the Province.  "PHL” is wholly-owned by the Province, and at March 31, 2003, $8.1 million had been advanced to "PHL” by the Province.  The allowance for doubtful accounts on the loans to "PHL” totaled approximately $2.5 million.

Exhibit "d” Current Province of New Brunswick Description

FINANCING

Borrowing Requirements

The following table provides information on the Province's ordinary account deficit or surplus, deficit or surplus from operations and increase or decrease in net debt for the four fiscal years ended March 31, 2003 and the Budget Estimates for the fiscal year ending March 31, 2004.

INCREASE (DECREASE) IN NET DEBT

	Year Ended March 31, (millions)

					Budget Estimates
	2000	2001	2002	2003	2004

Ordinary Account Revenue	$4,415.6	$4,508.6	$4,865.3	$4,838.7	$4,980.5
Ordinary Account Expenditure	4,409.1	4,562.7	4,832.9	4,896.4	5,109.5
(Surplus) Deficit on Ordinary Account	(6.5)	54.0	(32.4)	57.7	129.0

Capital Account Expenditure	296.4	153.1	202.9	250.0	281.1
Capital Account Recoveries	43.0	11.2	19.9	42.7	55.7
Net Capital Expenditure	253.4	141.9	183.0	207.3	225.4

Special Purpose Account Revenues	42.8	41.5	38.2	39.6	34.9
Special Purpose Account Expenditures	35.5	34.8	34.6	31.6	33.7
(Surplus) Deficit on Special Purpose Account	(7.4)	(6.7)	(3.6)	(8.0)	(1.2)

Special Operating Agency Revenues	175.9	170.1	187.9	212.8	184.9
Special Operating Agency Expenditures	176.7	164.1	190.5	204.2	177.7
(Surplus) Deficit on Special Operating Agency	0.8	(6.0)	2.6	(8.6)	(7.2)

Sinking Fund Earnings	203.7	220.0	230.9	243.0	245.0

Adjustments on Consolidation	(7.1)	(106.5)	(97.1)	104.0	---

(Surplus) Deficit from Operations	29.6	(143.3)	(178.4)	109.4	101.0

Unusual Item	903.8	---	---	---	---

Increase (Decrease) in Net Debt	$933.4	$(143.3)	$(178.4)	$109.4	$101.0

Transfers to (from) Fiscal Stabilization Fund	n/a	100.0	100.0	(110.4)	(108.5)

(Surplus) Deficit for Fiscal Policy Purposes	n/a	(43.3)	(78.5)	(1.0)	(7.5)

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to CICA recommendations as well as several other relatively small items are not included since they are non-budgetary items.  Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2003 were $397.6 million and for the fiscal year ending March 31, 2004 are estimated at approximately $431.6 million.

Exhibit "d” Current Province of New Brunswick Description

Non-Public Borrowing

The Province has borrowed from two non-public sources, the Canada Pension Plan ("CPP”) and the federal government.

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate.  When the Plan generates surpluses, the excess funds are invested in capital markets.  In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown Corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs.  Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP Investment Fund to be rolled over upon maturity on a one-time basis at a cost equal to the respective province's market rate.  At March 31, 2003, New Brunswick had outstanding borrowings from the CPP Investment Fund of $834.3 million.

Monies borrowed from the federal government by way of capital loans have been made available to the Province under programs designed to create employment through construction of capital works projects by the Province and by municipalities.  At April 1, 2000, the Province had no further outstanding borrowings from the federal government under this program.

Public Borrowing

At March 31, 2003, the Province had outstanding borrowings for Provincial purposes from non-federal sources totaling $7,584.4 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars, U.S. dollars, Japanese yen and Swiss francs.  Not included in this amount is $2,972.8 million borrowed on behalf of New Brunswick Power Corporation.

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below:

SOURCES OF FUNDS 1

Year ended March 31,	Public Borrowing	Non-Public Borrowing Canada Pension Plan	Total Borrowing

	(millions)
1999	$800.0	$0.0	$800.0[2]
2000	550.0	46.9	596.9[3]
2001	600.0	53.0	653.0[4]
2002	600.0	74.8	674.8[5]
2003	1,050.2	73.2	1,123.4[6]

	$3,600.2	$247.9	$ 3,848.1

1Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at the time of issue.

2 No funds were borrowed on behalf of New Brunswick Power Corporation.

3 In addition, $50.0 million was borrowed on behalf of New Brunswick Power Corporation.

4 In addition, $300.0 million was borrowed on behalf of New Brunswick Power Corporation.

5 In addition, $300.0 million was borrowed on behalf of New Brunswick Power Corporation.

6 In addition, $741.8 million was borrowed on behalf of New Brunswick Power Corporation.

Between April 1, 2003 and December 15, 2003, the Province borrowed $610.5 million.  Of this amount, $296.7 million was advanced to New Brunswick Power Corporation.

Exhibit "d” Current Province of New Brunswick Description

Growth of Funded Debt and Capital Loans

The following tables illustrate the rate of change of the Province's outstanding Provincial purpose funded debt and capital loans and present certain ratios relating that growth to economic indicators.  The following tables do not include $50 million borrowed during the fiscal year 2000, $300.0 million borrowed during the fiscal year 2001, $300.0 million borrowed during the fiscal year 2002, and $741.8 million borrowed during the fiscal year 2003 on behalf of New Brunswick Power Corporation.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all Provincial purpose funded debt.  The Province's current policy is to pay 1.5% of Provincial purpose funded debt annually into the sinking fund.  Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province.  Interest earned on such investments is added to the sinking fund and is reinvested in approved securities.  At March 31, 2003 the value of the sinking fund applicable to debt issued for Provincial purposes amounted to $3,543.0 million.  For the fiscal year ended March 31, 2003, earnings on investments amounted to $243.0 million.

OUTSTANDING NET PROVINCIAL PURPOSE FUNDED DEBT AND CAPITAL LOANS

Gross Provincial Purpose Funded Debt[1] Denominated in millions

At March 31,	Cdn Dollars	US Dollars	Japanese Yen	Swiss Francs	Capital Loans	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt and Capital Loans	Change over previous year %
1999	$5,395.9	US$933.5	¥12,000.0	Sfr 230.0	$1.2	$7,194.0	$2,693.2	$4,500.8	6.0
2000	5,679.0	933.5	12,000.0	230.0	0.0	7,408.5	2,925.5	4,483.0	(0.4)
2001	5,956.2	933.5	10,872.0	100.0	0.0	7,656.2	3,130.2	4,526.0	1.0
2002	6,305.4	933.5	9,744.0	100.0	0.0	8,004.7	3,358.8	4,645.9	2.6
2003	6,270.4	747.5	8,616.0	100.0	0.0	8,418.7	3,543.0	4,875.7	4.9

1Debt securities issued in foreign currencies, which have been hedged are reported in the currency into which they have been hedged at the rates of exchange established by such hedges.

2

Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

After a review of the sinking fund during the fiscal year ended March 31, 1991, the Province determined that due to the high level of investment earnings and sinking fund management policies the asset value was in excess of the amount required to provide for the orderly retirement of the outstanding debt.  Pursuant to section 24 of the Provincial Loans Act, the Minister of Finance authorized the cancellation of certain Province of New Brunswick debentures held as investments by the sinking fund effective April 1, 1991.

COMPARATIVE DEBT STATISTICS[1]
	(millions)

	1999	2000	2001	2002	2003

Gross Domestic Product at market prices	$17,633	$19,041	$20,178	$20,772	$21,163
Personal Income	15,835	16,635	17,454	17,785	18,115
Ordinary Revenue	4,090	4,416	4,509	4,865	4,839
Net Funded Debt and Capital Loans	4,501	4,483	4,526	4,646	4,876
As % of Gross Domestic Product	25.5	23.5	22.4	22.4	23.0
As % of Personal Income	28.4	26.9	25.9	26.1	26.9
As % of Ordinary Revenue	110.0	101.5	100.4	95.5	100.8

1The figures for Ordinary Revenue and Net Funded Debt and Capital Loans are for the fiscal year ended March 31.  The figures for GDP and Personal Income are for the calendar year ended December 31 of the previous year.

Exhibit "d” Current Province of New Brunswick Description

PROVINCIAL PURPOSE FUNDED DEBT MATURITY SCHEDULE

	For Securities Outstanding at March 31, 2003 (denominated in millions 1)
					Total
	Canadian	United States	Japanese	Swiss	Canadian
Year ending March 31,	Dollars	Dollars	Yen	Francs	Dollars[2]
2004	$231.0	US$ ---	¥1,128.0	Sfr ---	$245.0
2005	284.5	247.5	1,128.0	---	662.2
2006	246.1	150.0	1,128.0	---	480.5
2007	760.5	---	1,128.0	Sfr100.0	883.1
2008	537.3	---	1,128.0	---	551.3

2004-08	2,059.4	397.5	5,640.0	100.0	2,822.1
2009-13	3,397.5	---	2,976.0	---	3,434.5
2014-18	900.0	200.0	---	---	1,193.9
2019-23	247.9	150.0	---	---	468.3
2024-28	---	---	---	---	---
2029-33	500.0	---	---	---	500.0

	$7,104.7	US$747.5	¥8,616.0	Sfr100.0	$8,418.7

1

Debt securities issued in foreign currencies which have been hedged are reported in the currency into which they have been hedged at the rates of exchange established by such hedges.

2

Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at the fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

Between April 1, 2003 and December 15, 2003, the Province borrowed $610.5 million.  Of this amount, $296.7 million was advanced to New Brunswick Power Corporation.  The preceding table does not include these amounts.

Unfunded Debt

Because the Province follows an accrual accounting system, expenditures are allocated to the year in which they were incurred regardless of the date of payment, resulting in the establishment of accounts payable and accrued liabilities.  Such unfunded debt is not secured by debt instruments.

At March 31, 2003, the Province's unfunded debt was as follows:

UNFUNDED DEBT

At March 31, 2003
(millions)
Bank Advances and Short Term Borrowing	$551.5
Trust Deposits	37.8
Accounts Payable	408.5
Accrued Expenditures	772.1
Deferred Revenue	287.8
Total Unfunded Debt	$2,057.7

This unfunded debt is partially offset by assets of the Province in the amount of $1,382.8 million, represented by $527.4 million of cash and short term investments, $284.2 million of accounts and interest receivable, $417.5 million of taxes receivable, $30.9 million of inventories and $122.8 million of prepaid and deferred charges.

Exhibit "d” Current Province of New Brunswick Description

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2003 with comparable numbers for March 31, 2002:

CONTINGENT LIABILITIES
		At March 31,
		2002	2003
		(millions)

Bank Loans
	Under Various Acts	$196.1	$246.7

	Less: Provision for Possible Losses	44.7	50.2

Total Contingent Liabilities		$151.4	$196.5

Due to the adoption of the definition of the Reporting Entity recommended by the Public Sector Accounting and Auditing Board of the CICA, guarantees associated with the debt of New Brunswick Power Corporation and the New Brunswick Municipal Finance Corporation are not included in the previous table.  These guarantees are as follows:

		At March 31,
		2002	2003
		(millions)
Bonds, Debentures and Notes
	New Brunswick Power Corporation¹	$ 125.0	$ 125.0
	New Brunswick Municipal Finance Corporation	366.9	386.7

Loans from Northern Canada Power Commission to New Brunswick Power Corporation		8.0	6.8
		499.9	518.5
	Less: Sinking Funds	32.2	35.7

		467.7	482.8
	Accrued Interest¹	12.2	12.1

Total		$ 479.9	$ 494.9

1Foreign denominated debt plus accrued interest are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

Debt Record

The Province has always paid promptly when due the full amount of the principal, redemption premium, if any, and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee, all in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable restrictions of laws and regulations forbidding trading with the enemy.

Exhibit "d” Current Province of New Brunswick Description

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, New Brunswick Power Corporation, New Brunswick Municipal Finance Corporation and municipalities are the only public sector entities with outstanding debt.  Municipalities, with the exception of the City of Saint John, are required to obtain approval from the Provincial Government before borrowing money for capital expenditures.

CONSOLIDATED FUNDED DEBT OF THE NEW BRUNSWICK PUBLIC SECTOR

(millions)

Province of New Brunswick
	Funded Debt	$ 8,418.7
	Less: Sinking Funds	3,543.0
		4,875.7
Municipalities
	Funded Debt	386.7

Total Public Sector Debt		$ 5,262.4

Information in the foregoing table relative to the Province is at March 31, 2003 and information relative to municipalities is the amount outstanding at December 31, 2002.  The figures for the Province do not include contingent liabilities of the Province in respect of its guarantees of obligations of New Brunswick Power Corporation ($96.1 million net of sinking funds of $35.7 million).  Also excluded is $2,646.3 million (net of sinking funds of $351.3 million) borrowed by the Province on behalf of New Brunswick Power Corporation.  This debt is paid out of the operating revenues of New Brunswick Power Corporation rather than out of Provincial revenues.  Between April 1, 2003 and December 15, 2003, the Province borrowed $610.5 million.  Of this amount, $296.7 million was advanced to New Brunswick Power Corporation.

PUBLIC SECTOR PENSION LIABILITIES

The Public Service Superannuation Act establishes a plan under which pensions are paid to most government employees and to certain employees of boards or institutions affiliated with the Province or their surviving spouses and minor dependents.  Employees contribute approximately 6.1% on average of their salaries into the Public Service Superannuation Fund (PSSF).  Approximately 12,600 active Provincial employees are making contributions. The Province and other designated employers are required to contribute into the PSSF an amount that is necessary, in addition to employee contributions, to cover current service cost.  If at any time the PSSF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $38.6 million as the employer portion of current service cost for the year ending March 31, 2003.  The Province will contribute approximately $38.3 million for current service cost for the fiscal year ending March 31, 2004.  The market value of the PSSF was $2,131.1 million as of March 31, 2003.

As the result of the PSSA's April 1, 2002 actuarial valuation for funding purposes, the Province of New Brunswick and three other designated employers will begin making special payments to reduce the $281.6 million unfunded liability.  The Province's share of the special payments will be $37.3 million while the three designated employers will collectively contribute $10.1 million in the fiscal year ending March 31, 2004.

The Teachers' Pension Act establishes a plan for the payment of pensions to retired teachers or their surviving spouses and minor dependents.  Teachers covered contribute approximately 7.6% on average of their salaries into the Teachers' Pension Fund (TPF).  Approximately 8,558 active employees are making contributions.  The Province is required to match employee contributions.  If at any time the TPF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $30.9 million as the employer portion of current service cost for the year ended March 31, 2003.  The Province will contribute approximately $33.3 million for the fiscal year ending March 31, 2004.  The market value of the TPF was $2,522.4 million as of March 31, 2003.

As of April 1, 2003, the actuarial pension liabilities using accounting assumptions were $402.2 million and $540.1 million for the Public Service Superannuation Plan and Teachers' Pension Plan, respectively.

Exhibit "d” Current Province of New Brunswick Description

Significant actuarial assumptions used for the purposes of financial statements were:

Short Term

Long Term

Salary escalation rate………………………………………..…….2.0% to 3.0%

     4.0%

Real rate of return…………………………………………………       4.25%

4.25%

Inflation…………………………………………………………....2.0% to 3.0%%

    3.50%

The financial statements for the Province of New Brunswick report pension liabilities for the Public Service Superannuation Plan and the Teachers' Pension Plan of $49.1 million and $187.4 million, respectively as of March 31, 2003.  The primary difference between the actuarial pension liabilities and the liabilities per the financial statements is that accounting standards require that experience gains be amortized over the estimated average remaining service life of the employees.

The Province sponsors three separate School District pension plans totaling $218.8 million in assets.  The Plans have December 31 year-ends.  The total surplus is approximately $19.8 million on an actuarial basis and $16.9 million on an accounting basis.  If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations.

The Province sponsors pension plans for Provincial court judges, Members of the Legislative Assembly and the Ombudsman.  Collectively they have a total actuarial unfunded liability of $43.0 million and an accounting unfunded liability of  $50.6 million as of March 31, 2003.

The Province also contributes to the Pension Plan of Certain Bargaining Employees of New Brunswick Hospitals, C.U.P.E. Employees of New Brunswick Hospitals and the Pension Plan for Part-time and Seasonal Employees.  The Province contributes a fixed percentage of an employees' wages, and has no further financial obligation.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation.  The corporation acts as trustee for the Public Service Superannuation Fund, the Teachers' Pension Fund and the Provincial Court Judges' Pension Fund.

Exhibit "d” Current Province of New Brunswick Description

NEW BRUNSWICK POWER CORPORATION

New Brunswick Power Corporation ("NB Power”), formerly The New Brunswick Electric Power Commission, was established in 1920 under the Electric Power Act, which provides that NB Power is an agent of the Crown in right of the Province.  The Electric Power Act states that the objective of NB Power shall be "to provide for the continuous supply of energy adequate for the needs and future development of the province and to promote economy and efficiency in the generation, distribution, supply, sale and use of power".  At March 31, 2003, NB Power operated six hydro-electric plants with a combined net generating capacity of 884 megawatts, one CANDU nuclear plant at Point Lepreau with a net generating capacity of 635 megawatts, five thermal plants with a combined net generating capacity of 1,923 megawatts and three combustion turbine plants with a combined net generating capacity of 327 megawatts.  NB Power has a total net generating capacity of 3,769 megawatts and its gross generation constitutes 94% of the gross generating capacity in the province.1  Gross investment in all plants at March 31, 2003, was $3,731 million.

At March 31, 2003, NB Power maintained 6,696 kilometers of transmission lines and 26,449 kilometers of distribution lines, representing a gross investment of $278 million and $719 million, respectively.  NB Power also had an investment of $417 million in terminals and substations.

1 Gross generating capacity for the Province is based on 2000 Statistics Canada figures.

Interconnections

NB Power has developed extensive interconnection facilities to take advantage of its favorable geographic position between the two very large electric power systems in Quebec and New England and the other two Maritime provinces.  At March 31, 2003 interconnection capacity was as follows:

INTERCONNECTION CAPACITY

Utility System

Megawatts

Quebec

1,100

New England

810

Nova Scotia

500

Prince Edward Island

200

Total

2,610

NB Power exports energy to Northern Maine and to New England pursuant to export permits from the Natural Energy Board expiring in the 2006-2019 period.  Its generation business unit holds 670 MW of north-to-south transmission reservations on the 700 MW interconnection to New England through Maine Electric Power Company facilities.  The New Brunswick Board of Commissioners of Public Utilities ("PUB”) is holding a hearing in February 2004 to determine whether some of these existing reservations should be made available for bid in an open season process, pursuant to NB Power's Open Access Transmission Tariff.

Exhibit "d” Current Province of New Brunswick Description

Competition and Deregulation

In April 2003 the Provincial Government passed a new Electricity Act to restructure the New Brunswick electricity sector from the current monopoly structure to a more competitive environment.  When implemented on April 1, 2004 there will be many changes that will have an impact on NB Power's future development and operations.

  NB Power will be restructured into five successor corporations; New Brunswick Power Holding ("Holdco”) and four stand-alone subsidiary companies - New Brunswick Power Generation, New Brunswick Power Nuclear, New Brunswick Power Transmission ("Transco”), and New Brunswick Power Distribution and Customer Service ("Disco”).  Holdco will provide corporate services to the subsidiaries.  The new subsidiary companies will operate on a commercial basis and will be required to:

  earn a positive rate of return on equity

  pay a cash dividend to the Province

  pay the equivalent of income and capital taxes

  borrow funds without a Provincial Government guarantee1

  A corporation under the name New Brunswick Electric Finance Corporation ("NBEFC”) will be formed to facilitate the conversion of NB Power's debt to appropriate levels of debt and equity in the subsidiaries.  NBEFC will manage the debt and related assets received as part of the restructuring.

  The New Brunswick System Operator will be enacted as an independent not-for-profit corporation to:

  Ensure reliable operation of the electricity system

  Implement and operate an electricity market

  Design and administer a non-discriminatory transmission tariff

  A Market Advisory Committee, comprised of many stakeholders, will be implemented to advise the System Operator on market issues and recommend rule and tariff changes.

  Wholesale and large industrial customers will have the option to obtain electricity from competitive suppliers.  Customers leaving the system may be assessed an exit fee or equivalent charge. Market conditions will be reviewed periodically regarding the introduction of retail competition.

  For wholesale and large industrial customers that do not select an alternative supplier, Disco will have an obligation to provide a standard offer of service under terms and prices consistent with previous service.

  To facilitate provision of standard offer supply the existing generation supply resources will be provided under contracts to Disco.  If and when these contracted resources are insufficient to meet standard offer needs Disco would acquire new resources through a competitive request for proposal ("RFP") process.

  The regulatory powers of the PUB will be increased to include:

  The open-access transmission tariff in New Brunswick.

  Stranded costs and exit fees

  RFP process for new resource requirements

  Market monitoring

  Appeal of market rules

  Standard service rate increases that exceed the greater of 3.0% or the percentage change in the average consumer price index .

Natural Gas

The availability of natural gas from the east coast offshore has created opportunities to use natural gas to generate electricity in New Brunswick. NB Power has an agreement with Bayside Power LP whereby an existing 100 MW unit at Courtenay Bay was re-powered to a 280 MW combined-cycle natural gas unit.  NB Power contributed site infrastructure

_______________________

1 New Brunswick Power Nuclear Corporation will remain an agent of the crown and its debt will continue to be guaranteed by the Province of New Brunswick.

Exhibit "d” Current Province of New Brunswick Description

and has contracted to purchase the electric output during the winter months over a 20-year contract term.  The project began commercial operation in September 2001.

NB Power has also entered into an agreement to purchase all of the capacity and energy from a 90 MW natural gas cogeneration project ("Grandview”) to be constructed and operated by TransCanada Corporation for Irving Oil Limited.  Grandview is expected to be in operations in the fall 2004.

Business Development

Consistent with NB Power's business development plan objectives to ensure the reliability of supply, environmental acceptability, economic efficiency, and financial viability, three major development projects are being pursued.

Coleson Cove Generating Station Refurbishment

The continued operation of the 1000 MW oil-fired Coleson Cove Generating Station beyond 2005 requires an upgrade to meet new environmental standards. The proposed $747 million station refurbishment will include installation of control technologies to reduce emission rates. Significantly lower fuel costs resulting from the conversion of the station to use Orimulsion® fuel will finance the acquisition of new environmental protection equipment.

NB Power filed evidence supporting the refurbishment with the PUB in November 2001.  Following a public hearing in January 2002, the PUB recommended to NB Power's Board of Directors that the project proceed.  A provincial environmental impact assessment has been successfully completed.  Construction is underway with one unit of three successfully converted to use Orimulsion®.  The project is scheduled for completion in late 2004.

Point Lepreau Nuclear Generating Station Refurbishment

NB Power has completed an assessment to define the scope and cost for the refurbishment of the 635 MW Point Lepreau Nuclear Generating Station.  The proposed refurbishment would require replacement of major equipment during an 18-month outage beginning in 2008, along with the construction of new structures at the on-site waste management facility.  The $910 million project would extend the life of the plant by twenty-five years, maintain existing production from the station which provides up to 30% of New Brunswick's electricity, and maintain significant environmental benefits.

NB Power filed evidence supporting the refurbishment with the PUB in February 2002.  Following a public hearing that ended in June 2002, the PUB recommended to NB Power's Board of Directors that the project not proceed because, in its opinion, there was no significant economic advantage to the proposed project.  The PUB made its recommendation based on the economic aspect of the proposed project only.  Development criteria such as the risks of the alternative sources of generation and the environmental advantages of the refurbishment, particularly in the area of controlling carbon dioxide emissions, were not considered.  The PUB had previously determined that the electricity generated by Point Lepreau is required to meet the future needs of the Province.  As NB Power reviews this decision, all of the costs and risks of other development options, including the environmental considerations, will be weighed against the overall benefits of nuclear power.  A federal environmental impact assessment has been completed for the expanded waste management facility.

Transmission International Power Line

The construction of a second 345 kV transmission line and interconnection to the New England electricity market will have the benefits of increased opportunities for imports and exports, reduced transmission losses and increased system reliability.  The estimated cost of the project is $45 million for the Canadian portion.  The US portion is estimated to cost $60 million (USD) and is expected to be owned and operated by Bangor Hydro-Electric Company, a subsidiary of Emera Inc.  The National Energy Board (NEB) has issued a conditional Certificate of Public Convenience and Necessity to construct, operate and maintain the power line.  Approvals for the US portion of the project have not yet been secured.  The project is planned for completion in 2006.

Exhibit "d” Current Province of New Brunswick Description

Renewable Energy Development

NB Power has been exploring wind energy as part of alternative energy development opportunities and has issued a Request for Proposal for up to 20MW of wind generation to be constructed and operated by third parties.  An award of the Power Purchase for wind energy is expected by mid 2004.

This is the first phase of NB Power's long-term objective to acquire 100 megawatts from renewable energy projects by 2010.

Rates

Under the existing Electric Power Act, rates are charged by NB Power to cover all operating charges and expenses, overhead, interest and amortization charges, and to maintain "such reserve, depreciation and surplus accounts as are maintained by a properly managed corporation".  Effective January 1, 1990, NB Power became subject to rate regulation by PUB.  The Lieutenant Governor in Council may reverse or vary any rate order of PUB.  If this occurs there is no appeal.  The mandate of PUB does not extend to areas such as approval of borrowings or contracts for the sale or purchase of electricity outside the province.

The Public Utilities Act was amended on December 10, 1993 to provide "legislated permission” regulation.  Since that date, NB Power may implement rate increases in any fiscal year without applying to the PUB, provided the rate increase does not exceed the greater of 3.0% or the percentage change in the average consumer price index.  In addition, NB Power must, before making any direct capital expenditures for new generating facilities, apply to PUB for its recommendations as to those proposed capital expenditures.  The Public Utilities Act was also amended in November, 1997, to require NB Power to apply to the Public Utilities Board for its recommendations before making any expenditure in excess of $75 million in relation to the decommissioning of a generating facility or a proposed maintenance program or a proposed upgrading program for a generating facility or a combination of such programs for a generating facility.

Under the new Electricity Act Disco's ability to increase rates is governed by the same provision as set out in the 1993 Amendment to the Public Utilities Act.  However, the 1997 amendments to the Public Utilities Act do not appear in the Electricity Act, therefore eliminating the requirement for Disco make application to the Board for its recommendations before making any expenditures in excess of $75 million.

In addition, the newly incorporated Transco is governed under the Electricity Act.  As such, the transmission company's rates are set out in an approved tariff.

The New Brunswick Power Nuclear Corporation and New Brunswick Power Generation Corporation will not be regulated entities as of April 1, 2004.

Rate increases in the past five fiscal years are shown in the following table:

AVERAGE RATE INCREASES

	Year Ended March 31,

Customer Classification	1999[1]	2000	2001[2]	2002	2003[3]

Residential	3.4%	0.0%	3.0%	0.0%	3.0%
General service	2.2	0.0	0.0	0.0	1.5
Industrial	2.9	0.0	0.0	0.0	1.5
Wholesale	2.9	0.0	0.0	0.0	1.5
Street lights	0.0	0.0	0.0	0.0	0.0

1Increase effective October 1, 1998

2Increase effective April 1, 2000

3Increase effective April 1, 2002

Exhibit "d” Current Province of New Brunswick Description

Operations and Financial Review

Highlights

The financial information, which follows, is on a consolidated basis for the fiscal year ended March 31, 2003 for NB Power and its wholly owned subsidiary, NB Coal Limited.

NB Power recorded a net loss of $77 million in 2002-2003, compared to a net income of $19 million in 2001-2002.

Several operating and financial factors affected fiscal year results, most significantly a decline of $82 million in margins on export sales.  Profits on export sales fell due to higher energy costs from oil and natural gas price increases coupled with reduced availability of low-cost nuclear and Orimulsion ® energy supplies.  The contributing factors were:

  prices for heavy fuel oil and natural gas, net of foreign exchange changes, affected both in-province and export sales gross margins interruption in the supply of Orimulsion ® , a fuel from the Orinoco region of Venezuela, necessitated use of more expensive heavy fuel oil at the Dalhousie Generating Station decline in nuclear generation as an extended planned maintenance outage meant greater reliance on more expensive generation and power purchases higher generation costs often made it uneconomical to sell into the US market and this was compounded by colder-than-average winter weather, low hydro levels, and lower nuclear capacity, which reduced the amount of energy available for export operations, maintenance and administration costs were higher year-over-year primarily as a result of outage costs incurred at the Point Lepreau Generating Station

The cost pressures were mitigated somewhat by several factors:

  in-province gross margins increased compared to 2001-2002 as a result of colder weather that drove demand higher in several customer sectors, an average 2.1% rate increase implemented April 1, 2002, and higher energy charges for non-firm sales a year-over-year decrease in finance charges resulted primarily from lower interest costs and the stronger performance of the Canadian dollar while net hydro generation was lower than the long-term average, performance was better year-over-year resulting in lower replacement fuel costs

As a result of the lower net income, operating cash flow in 2002-2003 was $133 million, a decrease of $101 million from 2001-2002.

NB Power's debt increased by $104 million in 2002-2003 due to the lower net income and higher capital spending to support the development projects at the Coleson Cove and Point Lepreau generating stations.

Operating Results

Total revenue was $1.273 billion in 2002-2003, a decrease of $46 million or 3.5% from 2001-2002.

In-province revenue was $993 million in 2002-2003, an increase of $74 million or 8.1% from 2001-2002.  The major contributors to the year-over-year variances were:

•

  The colder weather resulted in higher demand in the residential, general service and wholesale customer sectors and accounted for $39 million of the increase.

  An average 2.1% rate increase was implemented on April 1, 2002 and increased revenue by $19 million.

  Certain industrial sector contract price increases, which are variable and linked to fuel costs, contributed $18 million to the higher in-province revenue.

Exhibit "d” Current Province of New Brunswick Description

Export sales volume decreases caused a 36.8% decline in out-of-province revenue, down

$132 million to $227 million in 2002-2003.  This resulted from two main reasons:

  Increased heavy fuel oil prices coupled with the need to replace Orimulsion® with more expensive heavy fuel oil at the Dalhousie Generating Station in the last quarter of the year often made it uneconomical to sell into the US market.

  Energy available for export was also reduced as more generation was required to meet increased in-province winter load demand.  NB Power recorded four in-province system net peaks during a six-week period in January-February 2003.

For the fiscal year ended March 31, 2003, energy was supplied as follows:

COMPOSITION OF ENERGY SUPPLY

           Total

      In Province

Hydro

10.5%

12.4%

Heavy fuel oil & combustion turbine

28.0

19.6

Orimulsion®

9.5

11.4

Coal and petroleum coke

21.4

23.4

Nuclear

21.8

24.7

Purchases                                                                                                8.9

                       8.5

Total

100.0%

100.0%

The cost of fuel and purchased power was $527 million in 2002-2003, an increase of $35 million or 7.1% from 2001-2002.  Heavy fuel oil represented 52% of this spending, while purchased power from utilities in Nova Scotia, Maine, Quebec and New Brunswick accounted for 21%.  The year-over-year increase in fuel and purchased power costs was attributable to:

  Colder weather increased the provincial load by 6.3% raising costs by $48 million.  The decline in nuclear generation from 82.5% in 2001-2002 to 71.6% meant greater reliance on more expensive generation and power purchases, increasing costs by $26 million.

  Due to heavy fuel oil price increase of 40% and natural gas price increase of 37%, the cost to supply in-province and export sales increased by $41 million.

  Interruption in the supply of Orimulsion®, a fuel from the Orinoco region of Venezuela, necessitated use of more expensive heavy fuel oil at the Dalhousie Generating Station increasing fuel costs by $13 million.

These cost increases were mitigated somewhat by the following lower year-over-year costs:

  While hydro flows were lower than long-term averages, flows actually increased from 71.3% in 2001-2002 to 76.8% in 2002-2003 meaning more hydro electricity was generated year-over-year saving $8 million.

  Since most thermal fuels are purchased in US dollars, improvements in the Canadian dollar decreased unhedged fuel costs by $4 million.

  Generation costs were lower by $81 million because of the decline in export sales volumes.

Operations, maintenance and administration costs were $364 million in 2002-2003, an increase of $25 million or 7.4% from 2001-2002.  The increase was primarily due to:

  higher extended planned maintenance outage and unplanned outage costs at the Point Lepreau Generating Station.  Point Lepreau had been operating on a longer outage management cycle since 1999-2000 to optimize capacity factor.  Since that time, the station's annual capacity factor has been between 65% and 82% and averaged approximately 73%.

•

Exhibit "d” Current Province of New Brunswick Description

  costs to repair distribution facilities from ice storms in the eastern and southern Customer Service regions in February and March 2003

Amortization and decommissioning costs were $216 million in 2002-2003, an increase of $3 million or 1.4% from 2001-2002.  An environmental liability of $11 million was recorded by NB Coal for treating acidic water drainage from an inactive mine, with other increases of $9 million mainly due to additions to nuclear and distribution system assets.  This was offset by a $17 million decrease in nuclear amortization, as the end of service life of the Point Lepreau Generating Station for accounting purposes was extended from 2008 to 2010 based on the most recent technical evaluations.

Finance charges decreased 5.1% or $13 million to $243 million year-over-year for the following reasons:

  debt issues were refinanced at lower interest rates decreasing costs by $6 million the stronger Canadian dollar decreased unhedged foreign exchange costs by $4 million sinking fund earnings increased by $3 million

At March 31, 2003, the net long-term debt of NB Power was $2,744 million (after deducting all sinking funds and using exchange rates prevailing on that date) compared to $2,890 as at March 31, 2002.  All long-term debt is guaranteed or advanced by the Province.

Capital Expenditures

Capital expenditures were $219 million in 2002-2003, an increase of $79 million or 56% from 2001-2002.  The primary reason for the increase was spending on the Coleson Cove refurbishment project, which involves the installation of environmental control equipment and conversion of the oil-fired station to use lower-cost Orimulsion®.  In 2002-2003, the project received environmental approval from the Provincial Government and construction began in December 2002.  To date, $106 million of the $747 million project has been spent and the project is scheduled for completion by November 2004.

Other capital expenditures were associated with refurbishment of the Point Lepreau Generating Station which is planned during an 18-month outage beginning April 2008.  Projects to improve transmission and distribution infrastructure were also completed in 2002-2003.

Free Cash Flow and Debt Increase

Free cash outflow was $86 million in 2002-2003, a decrease of $150 million from 2001- 2002.  The reasons for the decline were lower net income, higher capital spending and a $20 million payment made to the used nuclear fuel trust fund.

Debt increased by $104 million in 2002-2003 compared to a reduction in 2001-2002 of $41 million.  The increase was due to lower net income and higher capital spending.

Exhibit "d” Current Province of New Brunswick Description

Statistical Information

The following table sets forth certain information with respect to the peak demand and capacity for each of the fiscal years 1999 through 2003.

PEAK DEMAND AND CAPACITY

Year Ended March 31,	In Province Peak demand	Out-of-Province Firm Sales	Total Peak Demand	Total Net Generating Capacity and Firm Capacity Purchases[1]
	(megawatts)
1999	2,786	531	3,317	4,468
2000	2,856	427	3,283	4,468
2001	2,893	464	3,357	4,267
2002	2,768	863	3,631	4,268
2003	3,089	590	3,679	4,275

____________________

1At the time of the in-province peak demand.

Exhibit "d” Current Province of New Brunswick Description

The following table sets forth certain statistical information for the five fiscal years ended March 31, 2003.

SELECTED OUTPUT AND SALES DATA

	Year Ended March 31,

	1999	2000	2001	2002	2003

System Power Generated and Purchased (in millions of kilowatt-hours)
Generated	20,099	17,123	18,818	19,067	17,908
Purchased	2,568	4,712	2,092	1,945	1,752
	22,667	21,835	20,910	21,012	19,660

Losses and internal use	2,070	1,993	2,021	1,953	2,051

Total Energy Available	20,597	19,842	18,889	19,059	17,609

Electric Sales (in millions of kilowatt-hours)

In-province	13,549	13,587	14,011	13,795	14,540
Out-of-province	7,048	6,255	4,878	5,264	3,069

Total Electric Sales	20,597	19,842	18,889	19,059	17,609

Revenue from Sale of Power (in millions of dollars
In-province	$872	$888	$931	$919	$993
Out-of-province	303	329	332	359	227

Total revenue from sale of power	1,175	1,217	1,263	1,278	1,220
Miscellaneous revenue	29	31	46	41	53

Total Revenue	$1,204	$1,248	$1,309	$1,319	$1,273

Number of Customers (at end of period)[1]	344,086	350,633	353,724	356,440	360,237

Average Revenue per kilowatt-hour
In-province	6.44¢	6.54¢	6.64¢	6.66¢	6.83¢
Out-of-province	4.30¢	5.26¢	6.81¢	6.82¢	7.40¢

1Includes customers served indirectly through local distribution companies in the Cities of Saint John and Edmundston (41,502 at March 31, 2003).

Exhibit "d” Current Province of New Brunswick Description

The following summary financial information was extracted from the audited Consolidated Financial Statements of NB Power.

NEW BRUNSWICK POWER CORPORATION

Summary Consolidated Balance Sheet2

At March 31,

2002

2003

(millions of dollars)

Assets

Fixed assets

$2,860

$2,882

Long-term assets

--

20

Current assets

293

355

Deferred charges

103

130

  _________

_________

Total Assets

$3,256

$3,387

Liabilities & Deficit

Long-term debt

$2,171

$2,612

Current liabilities

941

682

Deferred liabilities

244

270

Deficit

(100)

(177)

  _________

________

Total Liabilities and Deficit

$3,256

$3,387

_________________________________

2 Certain 2002 figures have been reclassified to conform to 2003 financial statement presentation.  Effective April 1, 2002, NB Power adopted the Canadian Institute of Chartered Accountants (CICA)

standard for asset retirement obligations.  This standard applies to the plant decommissioning and used nuclear fuel management liabilities recorded by NB Power.  The new standard requires the recognition of the net present value of these liabilities when incurred.  Income and retained earnings from prior years have been restated to reflect the new standard.  Opening retained earnings in 2003 was increased by $45 million (2002 - $45 million).  After restatement, in 2002, property, plant and equipment increased by $20 million and plant decommissioning and used nuclear fuel management liability decreased by $25 million.

Exhibit "d” Current Province of New Brunswick Description

Summary Consolidated Statement of Income3

	Year ended March 31,
		millions of dollars
	1999	2000	2001	2002	2003

Revenue	$1,204	$1,248	$1,309	$1,319	1,273
Expenses
Cost of energy	377	398	504	492	527
Operations	479	519	530	552	580
Interest and exchange	375	268	355	256	243

	1,231	1,185	1,389	1,300	1,350

Income (loss) before transfers and write-off	(27)	63	(80)	19	(77)
Fuel channel account transfer[4]	9	--	--	--	--

Income (loss) before write-off	(18)	63	(80)	19	(77)
Write-off of deferred cost	450	--	--	--	--

Net Income (Loss) for the Year	$ (468)	$63	$(80)	$19	$(77)

________________________

3 Comparative figures have been reclassified to conform to 2003 financial statement presentation.  Effective April 1, 2002, NB Power adopted the Canadian Institute of Chartered Accountants (CICA)

standard for asset retirement obligations.  This standard applies to the plant decommissioning and used nuclear fuel management liabilities recorded by NB Power.  The new standard requires the recognition of the net present value of these liabilities when incurred.  Income and retained earnings from prior years have been restated to reflect the new standard. Adoption of the new standard had an immaterial impact on net income in 2003 and 2002.

4 NB Power has discontinued the practice of having reserve accounts.  The balance in all accounts was eliminated in September 1998.

Exhibit "d” Current Province of New Brunswick Description

Summary Consolidated Statement of Cash Flow5

	Year Ended March 31,
	1999	2000	2001	2002	2003
	(millions of dollars)
Net Inflow (Outflow) of Cash Related to the Following Activities:
Net income (loss)	$ (468)	$ 63	$ (80)	$ 19	$ (77)
Non-cash items	707	174	294	215	210
Used nuclear fuel trust fund payment[6]	--	--	--	--	(20)
Net change in non-cash working capital balances	23	22	16	(35)	15

Cash from operating activities	262	259	230	199	128
Cash from financing activities	(186)	(170)	(91)	(104)	131
Cash from investing activities	(73)	(62)	(116)	(135)	(214)
Net Cash Inflow (Outflow)	3	27	23	(40)	45
Cash and Short-Term Investments
Beginning of Year	4	7	34	57	17
End of Year	$ 7	$ 34	$ 57	$ 17	$62

_______________________________

5  Comparative figures have been reclassified to conform to 2003 financial statement presentation.  Effective April 1, 2002, NB Power adopted the Canadian Institute of Chartered Accountants (CICA)

standard for asset retirement obligations.  This standard applies to the plant decommissioning and used nuclear fuel management liabilities recorded by NB Power.  The new standard requires the recognition of the net present value of these liabilities when incurred. Income and retained earnings from prior years have been restated to reflect the new standard. Adoption of the new standard had an immaterial impact on net income in 2003 and 2002.

6 The federal Nuclear Fuel Waste Act (NFWA), came into force in November 2002.  The NFWA requires major owners of nuclear waste in Canada to establish trust funds and make annual payments to these funds to finance the long-term management of nuclear fuel waste.  Pursuant to the NFWA, the Corporation established and contributed $20 million to its Nuclear Fuel Waste Trust fund in 2002.  The NFWA requires the Corporation to contribute $4 million annually for the next three years (2003 to 2005) to its trust fund.

Exhibit "d” Current Province of New Brunswick Description

TABLES AND SUPPLEMENTARY INFORMATION OF THE PROVINCE

In the following tables, the revenue and expenditure for the four fiscal years ended March 31, 2003 have been extracted from the Public Accounts for such years (subject to certain adjustments for purposes of comparability).  For the fiscal year ending March 31, 2004, the numbers have been extracted from the Budget and the forecast of revenue and expenditure published in the Budget Estimates.  Revenue and expenditure are expressed on a net basis.

TABLE I - COMPARATIVE STATEMENT OF ORDINARY REVENUE

		Fiscal Year Ended March 31, (millions)			Budget
					Estimates
	2000	2001	2002	2003	2004

Own Source
Taxes	$2,192.7	$2,325.5	$2,376.3	$2,481.6	$2,544.0
Investment Income [1]	170.6	126.9	211.3	138.0	278.9
Licenses and Permits	98.6	99.8	95.3	95.8	96.4
Sale of Goods and Services	82.2	81.0	83.8	83.2	81.3
Royalties	59.6	63.6	58.2	57.5	60.7
Return on Investment	23.4	21.7	23.4	24.7	20.2
Fines and Penalties	1.8	1.6	1.3	1.5	1.7
Other	18.4	20.0	15.4	17.9	11.9
Transfer from Fiscal Stabilization Fund	---	---	---	110.4	---
Total - Own Source	2,647.3	2,740.1	2,865.0	3,010.6	3,095.1

Grants from Canada
Unconditional Grants - Canada	1,589.2	1,590.4	1,818.0	1,647.6	1,715.0
Conditional Grants - Canada	179.1	178.1	182.3	180.5	170.4
Total - Grants from Canada	1,768.3	1,768.5	2,000.3	1,828.1	1,885.4
Total - Ordinary Revenue	$4,415.6	$4,508.6	$4,865.3	$4,838.7	$4,980.5

1Includes Lottery Revenues, New Brunswick Municipal Finance Corporation, New Brunswick Liquor Corporation, New Brunswick Power Corporation and Algonquin Golf Limited.

TABLE II - COMPARATIVE STATEMENT OF ORDINARY EXPENDITURE

	Fiscal Year Ended March 31, (millions)				Budget
					Estimates
	2000	2001	2002	2003	2004

Economic Development	$152.3	$126.4	$144.6	$114.1	$108.7
Education	823.7	821.9	886.5	967.9	1,012.0
Employment Development & Labour	202.7	200.7	198.4	188.9	204.8
Family and Community Services	651.9	654.2	679.7	695.2	704.0
Health	1,208.0	1,280.0	1,393.4	1,468.4	1,490.1
Protection Services	125.8	123.5	126.2	131.4	129.3
Resource Sector	133.9	137.7	130.2	134.0	132.4
Transportation	146.2	145.3	150.7	159.5	146.9
Central Government	353.9	435.7	471.4	376.1	484.5
Service of the Public Debt	610.7	637.3	651.8	660.9	696.8
Total Ordinary Expenditure	$4,409.1	$4,562.7	$4,832.9	$4,896.4	$5,109.5

Exhibit "d” Current Province of New Brunswick Description

TABLE III -- COMPARATIVE STATEMENT OF NET CAPITAL EXPENDITURE

	Fiscal Year Ended March 31, (millions)				Budget
					Estimates
	2000	2001	2002	2003	2004

Expenditure:
Highways	$179.4	$80.8	$107.4	$148.9	$171.7
Bridges	25.1	13.2	16.7	17.1	24.3
Schools	38.8	33.6	34.5	34.3	34.0
Hospitals	17.0	8.2	12.1	12.9	24.0
Other Public Buildings	7.5	7.9	13.4	18.7	8.7
Economic and Regional Development Projects	8.4	0.5	0.5	0.5	0.5
Property and Capital Improvements	0.7	---	---	---	---
Water Pollution Control Grants	2.1	2.5	0.5	0.5	0.5
Solid Waste Management	11.0	0.5	0.4	0.8	0.5
Purchase of Vehicles and Equipment	2.1	---	---	---	---
Other	4.3	5.9	17.4	16.3	16.9
Total Expenditure	296.4	153.1	202.9	250.0	281.1
Recoveries:
Recoveries from Canada
Highways	33.5	9.6	16.6	38.3	44.3
Economic and Regional Development Projects	7.0	0.5	0.8	3.1	3.2
Other	---	---	0.7	0.4	7.5
	40.5	10.1	18.1	41.8	55.0
Other Recoveries	2.5	1.1	1.8	0.9	0.7
Total Recoveries	43.0	11.2	19.9	42.7	55.7
Net Capital Expenditure	$253.4	$141.9	$183.0	$207.3	$225.4

TABLE IV -- COMPARATIVE STATEMENT OF NET DEBT

	Fiscal Year Ended March 31, (millions)				Budget Estimates
	2000	2001	2002	2003	2004
Net Debt - Beginning of year	$5,991.9	$6,925.3	$6,782.0	$6,603.6	$6,713.0
Ordinary Account (Surplus) Deficit	(6.5)	54.0	(32.4)	57.7	129.0
Net Capital Expenditure	253.4	141.9	183.0	207.3	225.4
Special Purpose (Surplus) Deficit	(7.4)	(6.7)	(3.6)	(8.0)	(1.2)
Special Operating Agency (Surplus) Deficit	0.8	(6.0)	2.6	(8.6)	(7.2)
Earnings from Sinking Funds	(203.6)	(220.0)	(230.9)	(243.0)	(245.0)
Adjustments on Consolidation	(7.1)	(106.5)	(97.1)	104.0	---
Increase (Decrease) in Net Debt for the year	29.6	(143.3)	(178.4)	109.4	101.0
Unusual Item	903.8	---	---	---	---
Net Debt - End of year	$6,925.3	$6,782.0	$6,603.6	$6,713.0	$6,814.0

Exhibit "d” Current Province of New Brunswick Description

TABLE V -- COMPARATIVE STATEMENT OF NET LOANS AND ADVANCES

	Fiscal Year Ended March 31, (millions)				Budget
					Estimates
	2000	2001	2002	2003	2004
Disbursements:
Agricultural Development Board	$4.2	$3.1	$1.9	$0.5	$3.0
Algonquin Properties Ltd.	1.0	---	---	---	---
Economic Development Act	26.4	36.9	10.8	19.5	42.0
Fisheries Development Act	5.1	4.5	5.1	1.7	5.0
Housing	6.4	6.7	6.3	5.1	7.1
Provincial Holdings Ltd.	2.5	2.3	---	---	---
Other	0.2	4.2	11.4	1.8	1.6
	45.8	57.7	35.5	28.6	58.7
Recoveries:
Agricultural Development Board	1.3	1.9	1.6	0.6	0.3
Economic Development Act	12.8	15.9	7.6	12.6	9.0
Fisheries Development Act	4.4	4.4	3.6	3.8	3.0
Housing	3.0	3.3	3.9	4.2	3.6
Provincial holdings Ltd.	0.2	2.9	1.1	0.4	0.3
Other	2.1	0.8	5.1	0.9	2.0
	23.8	29.2	22.9	22.5	18.2
Net Loans and Advances	$22.0	$28.5	$12.6	$6.1	$40.5

Exhibit "d” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AT MARCH 31, 2003

Date of Maturity		Interest Rate	Sinking Fund Installment Rate	Series	Currency Amount	Outstanding Amount (CAN $)	Date Issued	Reference
%			%		Thousands
Repayable in United States Dollars:

29 June	2004	7.625	1.5	EY	200,000.0	293,860.0	June 1994	2
5 July	2004	7.556	1.5	EX	47,500.0	69,791.8	July 1994	2,7
20 June	2005	6.5	1.5	FH	150,000.0	220,395.0	June 1995	2
15 Feb.	2013	7.625	1 & 1.5	EO	200,000.0	293,860.0	Feb. 1993	2
15 Aug.	2013	6.75	1 & 1.5	ET	200,000.0	293,860.0	Sept. 1993	2
15 May	2020	9.75	1 & 1.5	DU	200,000.0	293,860.0	May 1990	2
1 May	2022	8.75	1 & 1.5	EI	200,000.0	293,860.0	May 1992	2
					US$ 1,197,500.0	C$ 1,759,486.8

Repayable in Japanese Yen:
7 July	2002-10	5	1.5	DI	8,616,000.0	C$ 107,183.0	July 1987	4
					8,616,000.0	C$ 107,183.0
Repayable in Swiss Francs:
3 Nov.	2006	5.625	1.5	FQ	100,000.0	C$108,530.0	March 1998	2,11
					Sfr 100,000.0	C$108,530.0
Repayable in Canadian Dollars:
5 Apr.	2003-1 Mar. 2004	10.92 - 12.14	1	CP		71,205.0	1983 - 1984	1
28 July	2003	7.5	1 & 1.5	ES		200,000.0	July 1993	2
3 Dec.	2003	7.441	1.5	EU		59,750.5	Dec. 1993	2,6
2 Apr.	2004-10 Jan. 2005	12.08 - 14.06	1	CP		67,087.0	1984 - 1985	1
9 June	2004	5.4	1.5	FS		50,000.0	June 1998	2
26 Aug.	2004	Floating	1.5	EZ		71,200.0	Aug. 1994	2,8
27 Sept.	2004	Floating	1.5	FB		41,101.5	Sept. 1994	2,9
1 Oct.	2004	Floating	1.5	FA		55,100.0	Sept. 1994	2,10
10 Apr.	2005-10 Dec. 2005	10.8 - 12.57	1	CP		46,125.0	1985	1
19 Apr.	2005	8.75	1 & 1.5	FE		200,000.0	April 1995	2
15 Dec.	2005	7.50	1 & 1.5	FK		200,000.0	Dec. 1995	2
3 Feb.	2006	3.75	1 & 1.5	GB		200,000.0	Feb. 2003	2
9 May	2006-10 Mar. 2007	9.04 - 9.97	1	CP		75,518.0	1986 - 1987	1
19 June	2006	7.75	1.5	FL		200,000.0	June 1996	2
16 Sept.	2006	9.75	1.5	DE		100,000.0	Sept. 1986	3
16 Oct.	2006	7.10	1.5	FM		200,000.0	Oct. 1996	2
3 Nov.	2006	5.625	1.5	FQ		54,932.2	March 1998	2,11
26 Feb.	2007	6.75	1 & 1.5	FN		200,000.0	Feb. 1997	2
10 Apr.	2007-10 Mar. 2008	9.12 - 11.07	1	CP		62,396.0	1987 - 1988	1
23 Oct.	2007	4.78 & 4.7925	1 & 1.5	GA		791,500.0	Oct. 2002	2,20
11 Apr.	2008-1 Dec. 2008	9.62 - 10.39	1	CP		59,314.0	1988	1
2 June	2008	5.70	1.5	FR		550,000.0	Mar., Oct. 1998	2,12
3 Apr.	2009-1 Mar. 2010	9.15 - 10.31	1	CP		64,307.0	1989 - 1990	1
2 June	2009	5.25	1.5	FU		550,000.0	May, Sept. 1999	2,14
22 June	2009	10.25	1.5	DR		88,019.0	June 1989	2,5
23 Nov.	2009	10	1 & 1.5	DT		120,359.0	Nov. 1989	2,5
2 Apr.	2010-1 Mar. 2011	10.36 - 11.04	1.5	CP		40,360.0	1990 - 1991	1

Exhibit "d” Current Province of New Brunswick Description

15 June	2010	6.375	1 & 1.5	FW	600,000.0	June, Dec. 2000	2,16
10 Apr.	2011-10 July 2011	9.81 - 10.04	1.5	CP	58,458.0	1991	1
12 July	2011	5.8	1 & 1.5	FX	600,000.0	Feb., June 2001	2,17
31 Oct.	2011	10.125	1 & 1.5	ED	200,000.0	Oct. 1991	2
1 Dec.	2011	5.85	1 & 1.5	FY	600,000.0	Dec. 01, Feb. 02	2,18
11 May	2012-10 July 2012	9.17 - 9.45	1.5	CP	41,673.0	1992	1
6 Dec	2012	5.875	1& 1.5	FZ	600,000.0	June, Aug. 2002	2,19
18 Jan.	2013	9.25	1 & 1.5	EN	200,000.0	Jan. 1993	2
25 Feb	2013	5.5	1 & 1.5	GC	200,000.0	Feb. 2003	2
28 June	2013	8.5	1 & 1.5	ER	200,000.0	June 1993	2
13 Jan.	2014	7.75	1.5	EW	200,000.0	Jan. 1994	2
12 May	2015	8.75	1 & 1.5	FF	200,000.0	May 1995	2
27 June	2017	6.75	1.5	FO	250,000.0	June 1997	2
27 Dec.	2017	6	1.5	FP	250,000.0	Nov. 1997	2
2 Apr.	2019 - 3 Mar. 2020	5.64-6.82	1.5	CP	46,892.0	1999-2000	1
1 Apr.	2020 - 2 Mar. 2021	6.25-6.76	1.5	CP	53,014.0	2000-2001	1
1 Apr.	2021 - 1 Mar. 2022	6.26-6.70	1.5	CP	74,784.4	2001-2002	1
1 Apr.	2022 - 1 Mar. 2023	5.79 - 6.51		CP	73,185.0	2002-2003	1
27 Dec.	2028	5.65	1.5	FT	500,000.0	July 98, Feb. 99	2,13
15 Dec.	2029	5.75 / 6.29	1	FV	50,000.0	Dec. 1999	15

					C$ 9,416,280.6
					C$ 11,391,480.4

Note:
Up to 31 March 1980, the sinking fund installment rate on the Series CP debentures was 3%. Commencing 1 April 1980, the minimum rate was reduced to 1%.

Exhibit "d” Current Province of New Brunswick Description

References:

(1)

Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable.  Twenty year bonds redeemable in whole, or in part, at 100% on not less than six months notice.

(2)

Non-callable.

(3)

Redeemable at the option of the Province on 16 September 2003 or on any date thereafter prior to maturity, as a whole or in part, on not less than 30 days notice at 100% of the principal amount plus accrued interest, if any, to the date fixed for redemption.

(4)

Repayable in twenty semi-annual instalments of 4.7% of the principal from 7 July 2000 to 7 January 2010 with the remaining balance due on 7 July 2010.  Redeemable in whole or in part at the option of the Province on not less than 30 days notice on 7 July 2000 or any interest payment date thereafter at a premium of one half of one percent of the principal amount prepaid plus accrued interest provided that the amount prepaid is one billion yen or an integral multiple thereof or all of the loan then outstanding.

(5)

Pursuant to Section 24 of the Provincial Loans Act, the Minister of Finance authorized the cancellation of a portion of this issue held as an investment in the Sinking Fund effective 1 April 1991.  The Sinking Fund instalment is the same as that made prior to the cancellation.

(6)

 Canadian $59,750.5 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province's debt of series EU 5,000,000.0 Yen due 3 December 2003.  Interest is payable at the rate of 7.441% semi-annually.

(7)

US $47,500.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province's debt of Series EX 4.6% 5,000,000.0 Yen due 5 July 2004.  Interest payments under the agreement are at a rate of 7.556% semi-annually in US dollars.

(8)

Canadian $71,200.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province's debt of Series EZ 4.4% 5,000,000.0 Yen due 26 August 2004.  Interest is payable semi-annually in Canadian dollars at a floating rate.

(9)

Canadian $41,101.5 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province's debt of Series FB 4.7% 3,000,000.0 Yen due 27 September 2004.  Interest is payable semi-annually in Canadian dollars at a floating rate.

(10)

Canadian $55,100.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province's debt of Series FA 4.76% 4,000,000.0 Yen due 1 October 2004.  Interest is payable quarterly in Canadian dollars at a floating rate.

(11)

Swiss Franc 100,000.0 represents the amount payable under a swap transaction for the repayment at maturity of a portion of series FQ $150,000.0 due 3 November 2006.  The remaining $54,932.2 of series FQ is repayable in Canadian dollars.  Interest is payable semi-annually in Canadian dollars.

(12)

In October 1998, the Province issued an additional $250,000.0 of its Series FR debentures.

(13)

In February 1999, the Province issued an additional $250,000.0 of its Series FT debentures.

(14)

In September 1999, the Province issued an additional $250,000.0 of its Series FU debentures.

(15)

Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days notice.  The interest rate is 5.75% to 15 December 2007.  After this date, until maturity, the interest rate is 6.29%.

(16)

In December 2000, the Province issued an additional $300,000.0 of its Series FW debentures.

(17)

In June 2001, the Province issued an additional $300,000.0 of its Series FX debentures.

(18)

In February 2002, the Province issued an additional $300,000.0 of its Series FY debentures.

(19)

In August 2002, the Province issued an additional $300,000.0 of its Series FZ debentures.

(20)

Canadian $791,500.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province's debt of Series GA 3.50% $500,000.0 US due 23 October, 2007.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

Exhibit "d” Current Province of New Brunswick Description

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar, Japanese yen and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 1998 through 2002.

Average of Noon Spot Rates	1998	1999	2000	2001	2002

U.S. Dollar	$1.4831	$1.4859	$1.4852	$1.5489	$1.5704
Japanese Yen (100 yen)	1.1390	1.3110	1.3780	1.2755	1.2554
Swiss Franc	1.0258	0.9901	0.8796	0.9189	1.0112

Source:  Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document.

The financial statements of the Province included herein under the heading "Tables and Supplementary Information of the Province" have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability) and the forecast of revenue and expenditure published in the Budget Estimates.  All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, the financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities.  The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.

Exhibit "e” Financial Statements Province of New Brunswick  year ended March 31, 2003

Financial Statements

for the fiscal year ended 31 March

2003

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    1

TABLE OF CONTENTS

Audited Financial Statements

Statement of Responsibility	2

Auditor's Report	3

Statement of Financial Position	4

Statement of Revenue and Expenditure	5

Statement of Cash Flow	6

Statement of Net Debt	7

Notes to the Financial Statements	8

Schedules to the Financial Statements	37

2                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

STATEMENT OF RESPONSIBILITY

                The financial statements of the Province of New Brunswick are prepared each year by the Comptroller as required under section 12 of the Financial Administration Act. The financial statements include a Statement of Financial Position, a Statement of Revenue and Expenditure, a Statement of Cash Flow and a Statement of Net Debt.

                Financial statement integrity and objectivity are the responsibility of the Government. To help fulfil this responsibility, systems of internal control have been established to provide reasonable assurance that transactions are properly authorized, executed and reported. The statements are prepared in accordance with the accounting policies described in Note 1 to the Financial Statements.

On behalf of the Government:

Honourable Jeannot Volpe

Minister of Finance

19 November 2003

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    3

AUDITOR'S REPORT

To the Legislative Assembly Province of New Brunswick

I have audited the statement of financial position of the Province of New Brunswick as at 31 March 2003 and the statements of revenue and expenditure, cash flow and net debt for the year then ended. These financial statements are the responsibility of government. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by government, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Province as at 31 March 2003 and the results of its operations and its cash flows for the year then ended in accordance with the accounting policies set out in Note 1 to the financial statements. As required by the Auditor General Act, I report that, in my opinion, these policies have been applied, after giving retroactive effect to the change in accounting for the Workplace Health, Safety and Compensation Commission and for the asset retirement obligations of NB Power Corporation as explained in Note 2 to the financial statements, on a basis consistent with that of the preceding year.

Daryl C. Wilson, FCA

Auditor General

15 October 2003

      Office of the Auditor General

 P.O. Box 758

Fredericton, New Brunswick E3B 5B4

4                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

STATEMENT OF FINANCIAL POSITION as at 31 March 2003

		(millions)
Schedule		2003	2002

	ASSETS

1	Accounts and Interest Receivable	$284.2	$285.1
2	Taxes Receivable	417.5	382.4
3	Inventories	30.9	26.8
4	Prepaid and Deferred Charges	122.8	134.9
	Unrealized Foreign Exchange Losses	59.7	159.2
5	Loans and Advances	160.4	157.5
6	Investments	(99.6)	(21.0)

	Total Assets	$975.9	$1,124.9

	LIABILITIES

7	Bank Advances and Short Term Borrowing	$24.1	$352.3
8	Accounts Payable	408.5	436.6
9	Accrued Expenditures	772.1	676.0
10	Allowance for Losses	50.2	44.7
11	Deferred Revenue	287.8	286.2
12	Deposits Held in Trust	37.8	42.2
13	Obligations under Capital Leases (Note 9)	870.5	871.9
	Pension Liability (Note 14)	362.1	372.6

		2,813.1	3,082.5

	Funded Debt (Note 12)	11,391.5	11,126.4
	Borrowing for NB Power Corporation	(2,972.8)	(3,121.7)

	Funded Debt for Provincial Purposes	8,418.7	8,004.7

	Sinking Fund Investments	(3,543.0)	(3,358.8)

		4,875.7	4,645.9

	Total Liabilities	7,688.8	7,728.4

	NET DEBT	(6,712.9)	(6,603.5)

		$975.9	$1,124.9

Contingent Liabilities - See Note 15

Commitments - See Note 16

The accompanying notes are an integral part of these Financial Statements.

Mike Ferguson, C.A.

Comptroller

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    5

STATEMENT OF REVENUE AND EXPENDITURE for the fiscal year ended 31 March 2003
			(millions)
Schedule		2003	2003	2002
		Budget	Actual	Actual

	REVENUE
	Provincial Sources
14	Taxes on Consumption	$979.1	$1,050.1	$913.7
	Taxes on Property	297.3	295.0	288.6
15	Taxes on Income	1,071.2	1,051.5	1,092.1
16	Other Taxes	75.8	85.0	81.9
17	Licenses and Permits	101.8	103.0	101.6
18	Royalties	63.5	60.0	61.1
19	Investment Income	277.4	176.7	246.3
20	Other Provincial Revenue	186.8	211.9	199.9
	Sinking Fund Earnings	240.0	243.0	230.9

		3,292.9	3,276.2	3,216.1

	Federal Sources
	Canada Health and Social Transfer	494.4	498.9	494.9
	Fiscal Equalization Payments	1,202.0	1,146.9	1,321.3
	Other Unconditional Grants - Canada	1.9	1.9	1.9
21	Conditional Grants - Canada	262.6	258.5	217.2

		1,960.9	1,906.2	2,035.3

		5,253.8	5,182.4	5,251.4

	EXPENDITURE
22	Education	1,000.9	1,025.8	939.6
23	Health	1,457.0	1,483.1	1,410.5
24	Family and Community Services	704.4	698.0	682.9
25	Protection Services	145.8	147.2	137.4
26	Economic Development	154.9	150.2	161.3
27	Employment Development and Labour	234.2	232.6	227.4
28	Resource Sector	154.3	148.4	154.0
29	Transportation	306.6	315.3	285.5
30	Central Government	467.7	430.3	422.5
	Service of the Public Debt (Note 13)	686.6	660.9	651.8

		5,312.4	5,291.8	5,072.9

	SURPLUS (DEFICIT) RESULTING IN DECREASE
	(INCREASE) IN NET DEBT FOR THE YEAR	$(58.6)	$(109.4)	$178.5

	Fiscal Stabilization Fund
	Surplus (Deficit) for the year	$(58.6)	$(109.4)	$178.5
	Allocation (to) from Fiscal Stabilization Fund (Note 5)	80.0	110.4	(100.0)

	Surplus (Deficit) for fiscal policy purposes	$21.4	$1.0	$78.5

The accompanying notes are an integral part of these Financial Statements.

6                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

STATEMENT OF CASH FLOW for the fiscal year ended 31 March 2003
	(millions)
	2003	2002

OPERATING ACTIVITIES

Decrease (Increase) in Net Debt for the Year	$(109.4)	$178.5
Non Cash Items
Amortization of Premiums, Discounts and Issue Expenses	7.9	7.5
Foreign Exchange Expense	35.4	56.7
Increase in Allowance for Doubtful Accounts	33.0	43.2
Sinking Fund Earnings	(243.0)	(230.9)
Actual Losses Due to Foreign Exchange	(76.7)	(23.8)
Decrease in Pension Liability (Note 14)	(10.5)	(70.0)
Increase (Decrease) in Deferred Revenue	1.6	(39.1)
Capital Asset Acquisitions Charged to Operations	201.0	198.8
Proceeds from Disposal of Capital Assets	(3.6)	(2.4)
Decrease in Working Capital	13.7	5.5

Net Cash From (Used in) Operating Activities	(150.6)	124.0

INVESTING ACTIVITIES

Purchase of Capital Assets	(201.0)	(198.8)
Proceeds from Disposal of Capital Assets	3.6	2.4
(Increase) Decrease in Investments, Loans and Advances	64.5	(96.8)

Net Cash Used in Investing Activities	(132.9)	(293.2)

FINANCING ACTIVITIES

Proceeds from Issuance of Funded Debt	1,122.6	663.2
Received from Sinking Fund for Redemption of Debentures and
Payment of Exchange	171.5	120.6
Decrease in Obligations under Capital Leases	(1.4)	(28.1)
Sinking Fund Instalments	(112.7)	(118.4)
Funded Debt Matured	(568.3)	(335.6)

Net Cash From Financing Activities	611.7	301.7

INCREASE IN CASH POSITION DURING YEAR	328.2	132.5
CASH POSITION - BEGINNING OF YEAR	(352.3)	(484.8)

CASH POSITION - END OF YEAR	$(24.1)	$(352.3)

CASH REPRESENTED BY

Bank Advances and Short Term Borrowing	$(24.1)	$(352.3)

The accompanying notes are an integral part of these Financial Statements.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    7

STATEMENT OF NET DEBT for the fiscal year ended 31 March 2003

	(millions)
	2003	2002

NET DEBT - BEGINNING OF YEAR

As Previously Published	$(6,654.1)	$(6,625.9)
Prior Years' Adjustments
NB Power Accounting Change for Asset Retirement	44.0	45.0
NB Power Accounting Change for Foreign Currency	---	(172.0)
Workplace Health, Safety and Compensation Commission
Accounting Change for Reporting Entity	6.6	(29.1)

As Restated	(6,603.5)	(6,782.0)

SURPLUS (DEFICIT) RESULTING IN DECREASE
(INCREASE) IN NET DEBT FOR THE YEAR	(109.4)	178.5

NET DEBT - END OF YEAR	$(6,712.9)	$(6,603.5)

The accompanying notes are an integral part of these Financial Statements.

8                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Provincial Reporting Entity

In these financial statements, the Province is defined as the Provincial Reporting Entity. The Provincial Reporting Entity is comprised of certain organizations that are controlled by the government. These organizations are the Consolidated Fund, the General Sinking Fund, the Fiscal Stabilization Fund and certain agencies, commissions and corporations. The agencies, commissions and corporations included in this definition are identified below.

Transactions and balances of organizations are included in these financial statements through one of the following accounting methods:

Consolidation method - This method combines the accounts of distinct organizations. It requires uniform accounting policies for the organizations. Inter-organizational balances and transactions are eliminated under this method. This method reports the organizations as if they were one organization.

Modified equity method - This method is used for government enterprises. Government enterprises are defined in note 10 to these financial statements. The modified equity method reports a government enterprise's net assets as an investment in the Province's Statement of Financial Position. The net income of the government enterprise is reported as investment income in the Province's Statement of Revenue and Expenditure. Inter-organizational transactions and balances are not eliminated. All gains or losses arising from inter-organizational transactions between government enterprises and other government organizations are eliminated. The accounting policies of government enterprises are not adjusted to conform with those of other government organizations.

Equity method - This method of accounting is used for Regional Health Authorities. The accounting policies of the Regional Health Authorities are adjusted to comply with the policies of the Province. The annual deficits or surpluses of the Regional Health Authorities are recorded as an expenditure or revenue. The total net accumulated deficits or surpluses of the Regional Health Authorities are recorded as a liability or asset. This method results in the same net position that would result from the consolidation method.

Transaction method - This method records only transactions between the Province and the other organizations.

Organizations that have been included in the Provincial Reporting Entity through consolidation are:

Algonquin Properties Limited;

Arts Development Trust Fund;

 Environmental Trust Fund;

Fiscal Stabilization Fund;

Forest Protection Limited;

Group Insurance Trust Fund;

N.B. Agriexport Inc.;

New Brunswick Credit Union Deposit Insurance Corporation;

New Brunswick Distance Education Network Inc.;

New Brunswick Highway Corporation;

New Brunswick Housing Corporation;

New Brunswick Investment Management Corporation;

Regional Development Corporation;

Service New Brunswick;

Sport Development Trust Fund.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    9

NOTES TO THE FINANCIAL STATEMENTS 31 March 2003

Government enterprises that have been included in these financial statements through modified equity accounting are:

Algonquin Golf Limited;

Lotteries Commission of New Brunswick;

New Brunswick Liquor Corporation;

New Brunswick Municipal Finance Corporation;

New Brunswick Power Corporation.

Regional Health Authorities have been included in these financial statements using the equity method of accounting.

Certain organizations that are accountable to the Legislature have been included through the transaction method. The transaction method was used because the appropriate methods would not produce a materially different result. The determination of which entities to exclude because of materiality was made by Board of Management. The organizations included through the transaction method are:

Advisory Council on the Status of Women;

Board of Commissioners of Public Utilities of New Brunswick;

Fundy Linen Services Inc.;

Kings Landing Corporation;

New Brunswick Arts Board;

New Brunswick Crop Insurance Commission;

New Brunswick Museum;

New Brunswick Public Libraries Foundation;

New Brunswick Research and Productivity Council;

Premier's Council on the Status of Disabled Persons;

Provincial Holdings Ltd.;

Strait Crossing Finance Inc.;

Youth Council of New Brunswick.

b) Significant Accounting Policies

Accrual Accounting

Expenditures are recorded for all goods and services received during the fiscal year.

Revenue from Canada under the Federal-Provincial Fiscal Arrangements and Federal Post-Secondary Education and Health Contributions Act, 1977, and the Canada-New Brunswick Tax Collection Agreement is accrued based on information provided by Canada and is subject to adjustment in future years.

All other revenues and recoveries are recorded on an accrual basis.

10                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

Debt Charges

Interest and other debt service charges are reported in the Statement of Revenue and Expenditure as Service of the Public Debt except as described below:

Because government enterprises are included in the Provincial Reporting Entity through modified equity accounting, the cost of servicing their debt is not included in the Service of the Public Debt expenditure. The cost of servicing the debt of government enterprises is an expenditure included in the calculation of their net profit or loss for the year.

Interest costs imputed on the Province's Accrued Pension Liability are recorded as part of pension expense, which is included in various expenditure functions.

Interest earned on the assets of the General Sinking Fund and on other provincial assets is reported as revenue.

Note 13 to these financial statements reports the components of the Service of the Public Debt Expenditure function and total debt charges.

Government Transfers

Government transfers are transfers of money, such as grants, from a government to an individual, an organization or another government for which the government making the transfer does not receive any goods or services directly in return.

Government transfers are recognized in the Province's financial statements as expenditures or revenues in the period that the events underlying the transfer occurred. Liabilities have been established for any transfers due at

31 March 2003 for which the intended recipients have met the eligibility criteria. Receivables have been established for transfers to which the Province is entitled under governing legislation, regulation or agreement.

During the year ended 31 March 2001, a supplement to the Canada Health and Social Transfer of $60.4 million was received from Canada. This is being recognized as revenue on a straight-line basis over four years. A similar supplement of $85.8 million was received during the year ended 31 March 2000 and is being recognized as revenue on a straight-line basis over three years.

Physical Assets

The cost of acquiring physical assets is expensed in the year of acquisition. The Statement of Financial Position does not report an amount for these assets. See Note 19 regarding Tangible Capital Assets.

Short Term Investments

Short term investments are recorded at cost.

Allowances

Allowances have been established for accounts receivable, loan guarantees and other possible losses. These allowances are disclosed in the schedules to the financial statements. The increase in these allowances charged to operations for the fiscal year ended 31 March 2003 was $33.0 million ($43.2 million 2002).

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    11

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

Concessionary Loans

There are two situations where the Province charges loan disbursements entirely as expenditures. These are:

Loan agreements which commit the Province to provide future grants to the debtor to be used to repay the loan.

Loan agreements which include forgiveness provisions if the forgiveness is considered likely.

In both these situations, the loan is charged to expenditure when it is disbursed.

Loans that are significantly concessionary because they earn a low rate of return are originally recorded as assets at the net present value of the expected future cash flows. The net present value is calculated using the Province's borrowing rate at the time the loan was issued. The difference between the nominal value of the loan and its net present value is recorded as an expenditure.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Inventories include supplies for use, and goods and properties held for resale. Properties held for resale include land and fixtures acquired or constructed for the purpose of sale. Properties held for resale also include properties acquired through foreclosure. Properties acquired through foreclosure which have not been disposed of within two fiscal year ends of repossession are removed from inventory and are recorded as expenditure.

Deferred Revenue

Amounts received or recorded as receivable but not earned by the end of the fiscal year are recorded as deferred revenue.

Deposits Held in Trust

Any funds remitted to the Province and held in trust for specified persons are included in both the financial assets and liabilities of the Province. Legally established trust funds which the Province administers but does not control are not included as Provincial assets or liabilities. Note 18 to these financial statements discloses the equity balances of the trust funds administered by the Province.

Borrowing on Behalf of New Brunswick Power Corporation

The Province, as represented by the Consolidated Fund, has issued long term debt securities on behalf of New Brunswick Power Corporation in exchange for debentures with like terms and conditions.

The New Brunswick Power Corporation debentures received by the Province are reported in the Statement of Financial Position as a reduction of Funded Debt. This financing arrangement was used to obtain more favourable debt servicing costs. The transactions involving these securities, including the debt servicing costs, are not part of the budget plan of the Province's Consolidated Fund.

12                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

Foreign Currency Translation

The Province's assets, liabilities and contingent liabilities denominated in foreign currencies are translated to Canadian dollars at the year end rates of exchange, except where such items have been hedged or are subject to interest rate and currency swap agreements. In such cases, the rates established by the hedge or the agreements are used in the translation. Revenue and expenditure items are translated at the rates of exchange in effect at the respective transaction dates.

Exchange gains and losses are included in the Statement of Revenue and Expenditure except for the unrealized exchange gains and losses arising on the translation of long term items, which are deferred and amortized on a straight line basis over the remaining life of the related assets or liabilities.

Leases

Long term leases, under which the Province, as lessee, assumes substantially all the benefits and risks of ownership of leased property, are classified as capital leases although certain minimum dollar thresholds are in place for practical reasons. The present value of a capital lease is accounted for as an expenditure and an obligation at the inception of the lease.

All leases under which the Province does not assume substantially all the benefits and risks of ownership related to the leased property are classified as operating leases. Each rental payment required by an operating lease is recorded as an expenditure when it is due.

Measurement Uncertainty

Measurement uncertainty is uncertainty in the determination of the amount at which an item is recognized in financial statements. This uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount. Many items in these financial statements have been measured using estimates. Those estimates have been based on assumptions that reflect economic conditions.

Some examples of where measurement uncertainty exists are the establishment of allowances for doubtful accounts and the determination of pension expense.

NOTE 2     CHANGES IN ACCOUNTING POLICY

a) During the year ended 31 March 2003, NB Power Corporation changed its method of accounting for asset retirement obligations, so as to be in compliance with the accounting standard set by the Canadian Institute of Chartered Accountants. This standard applies to the plant decommissioning and used nuclear fuel management liabilities recorded by the Corporation. The new standard requires the recognition of the net present value of these liabilities when incurred. Income and retained earnings for the Corporation from prior years were restated to reflect the new standard. This change has resulted in a decrease in the Province's investment income from NB Power Corporation of $1.0 million for the year ended 31 March 2002, and a decrease in the Province's opening Net Debt as at 1 April 2002 of $44.0 million (decrease of $45.0 million as at 1 April 2001).

b) Effective with the year ended 31 March 2003, the Province no longer consolidates the Workplace Health, Safety and Compensation Commission due to revisions to the accounting recommendations issued by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. This change resulted in a decrease in the Province's annual deficit of $35.1 million for the year ended 31 March 2003 ($35.7 million in 2002), an increase in investments at 31 March 2003 of $41.6 million ($6.6 million in 2002) and a decrease in opening net debt at 1 April 2002 of $6.6 million (increase of $29.1 million at 1 April 2001).

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    13

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 3     BUDGET

The budget amounts included in these financial statements are the amounts published in the Main Estimates, adjusted for transfers from the Supplementary Funding Provision Program and elimination of inter-account transactions. Budget figures for the year ending 31 March 2003 have also been adjusted to include estimated revenue and expenditures, as approved by Board of Management, for those entities which are included in the reporting entity through consolidation.

The Supplementary Funding Provision Program is an appropriation which provides funding to other programs for costs associated with contract settlements and other requirements not budgeted in a specific program.

NOTE 4     BALANCING OF EXPENDITURE AND REVENUE

The Province's Balanced Budget Act requires that total expenditures not exceed total revenues for the period commencing 1 April 2000 and ending 31 March 2004.

That Act stipulates that any change made within the last fifteen months of the period from 1 April 2000 to 31 March 2004, or after completion of that period, in relation to the official estimates by the Government of Canada for provincial entitlements under the Federal-Provincial Fiscal Arrangements and Federal Post-Secondary Education and Health Contributions Act or the Canada-New Brunswick Tax Collection Agreement, shall not be taken into account.

The difference for the period ending 31 March 2003 between revenue and expenditure is as follows:

		(millions)

		2001	2002	2003
		Actual	Actual	Actual

	Revenue	$4,835.0	$5,216.7	$5,182.4
Add:	Changes in Provincial Entitlements from
	Canada (Section 6(1)) after
	December 2002	---	---	30.9

	Adjusted Revenue	4,835.0	5,216.7	5,213.3
	Expenditure	4,719.2	5,072.9	5,291.8

	Adjusted Surplus (Deficit) for the year	115.8	143.8	(78.5)
	Cumulative Difference - Beginning of Year	---	115.8	259.6

	Cumulative Difference - End of Year	$115.8	$259.6	$181.1

14                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 5     FISCAL STABILIZATION FUND

The Province's Fiscal Stabilization Fund Act establishes a fund separate from the Consolidated Fund, for the purpose of assisting in stabilizing the fiscal position of the Province of New Brunswick from year to year and to improve long term fiscal planning.

For the year ending 31 March 2003, an amount of $110.4 million was transferred from the Fiscal Stabilization Fund to the Consolidated Fund ($100.0 million was transferred into the Fiscal Stabilization Fund in 2002). Any transfers into the Fiscal Stabilization Fund are authorized by an appropriation in accordance with the Financial Administration Act. All transfers out of the Fund are made with the approval of the Lieutenant-Governor-in-Council. The Fund has been included in these financial statements on a consolidated basis.

NOTE 6     LOANS AND ADVANCES

In addition to establishing budgets for various revenue and expenditure classifications, the Province budgets disbursements and recoveries for loans and advances. The budgeted amounts and actual results for the year ended 31 March 2003, and the actual results for the year ended 31 March 2002 are as follows:

		(millions)
	2003	2003	2002
	Budget	Actual	Actual

Disbursements
Agricultural Development Act	$5.8	$0.5	$1.9
Economic Development Act	45.0	19.5	10.8
Fisheries Development Act	8.0	1.7	5.1
Housing	7.1	5.1	6.3
Loan to Municipality	---	0.5	---
Nursing Home	---	---	1.7
Veterans' Affairs	1.5	1.3	9.7
Other	1.6	---	---

Total Disbursements	69.0	28.6	35.5

Recoveries
Agricultural Development Act	3.5	0.6	1.6
Economic Development Act	13.0	12.6	7.6
Finance	---	0.2	0.2
Fisheries Development Act	4.4	3.8	3.6
Housing	3.4	4.3	3.9
Nursing Home	---	---	4.5
Provincial Holdings Ltd.	0.4	0.4	1.1
Veterans' Affairs	1.2	0.3	---
Other	0.6	0.4	0.4

Total Recoveries	26.5	22.6	22.9

Net Loans and Advances	$42.5	$6.0	$12.6

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    15

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 7     SPECIAL PURPOSE ACCOUNTS

Special Purpose Account revenue earned but not spent accumulates as a surplus in that account and may be spent in future years for the purposes specified. At 31 March 2003, the accumulated surplus in all Special Purpose Accounts totaled $68.0 million ($60.0 million 2002). This total is recorded as a reduction in net debt.

The following table summarizes the change in the accumulated Special Purpose Account surplus.

			(millions)
	2002		2003
	Accumulated			Accumulated
	Surplus	Revenue	Expenditure	Surplus

Education
Canada Student Loans	$0.5	$9.4	$9.5	$0.4
Fred Magee Account	0.3	---	---	0.3
Library Account	0.4	---	---	0.4
Scholarship and Trusts	---	0.3	0.3	---
Self Sustaining Accounts	4.5	7.9	7.1	5.3
Environment and Local Government
Environmental Trust Fund	1.7	5.5	4.1	3.1
Family and Community Services
CMHC Funding	35.7	6.5	1.1	41.1
Finance
Group Insurance Trust Fund	1.4	0.1	1.5	---
Strait Crossing Finance Inc.	---	0.1	0.1	---
General Government
Arts Development Trust Fund	0.5	0.7	1.1	0.1
Sport Development Trust Fund	0.1	0.5	0.5	0.1
Health and Wellness
Hospital Liability Protection Account	---	1.2	0.9	0.3
Medical Research Assistance Account	3.2	0.1	0.2	3.1
WHSCC Compensation	---	0.1	0.1	---
Justice
Child Centered Family Justice Fund	0.1	0.6	0.3	0.4
Natural Resources and Energy
Trail Management Trust Fund	---	0.5	---	0.5
Wildlife Trust Fund	1.2	1.1	1.0	1.3
Public Safety
Municipal Police Assistance Account	0.1	0.6	0.5	0.2
National Safety Code Agreement	0.1	0.3	0.3	0.1
Suspended Driver - Alcohol Re-education
Program	0.1	0.3	0.3	0.1
Victim Services Account	0.5	1.3	1.4	0.4
Supply and Services
Land Management Account	6.5	2.4	1.2	7.7
Public/Private Partnership Projects	0.2	---	---	0.2
Renovation of Old Government House	0.3	---	---	0.3
Training and Employment Development
Johann Wordel Account	0.1	---	---	0.1
New Brunswick Community College
Scholarship Account	0.2	---	---	0.2
Recoverable Projects	2.3	0.1	0.1	2.3
	$60.0	$39.6	$31.6	$68.0

16                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 8     SPECIAL OPERATING AGENCIES

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature.

Special Operating Agency account revenue earned but not spent in any year, accumulates as a surplus in that account and may with permission from Board of Management be spent in future years. At 31 March 2003, the accumulated surplus in all Special Operating Agency accounts totaled $18.3 million ($9.8 million 2002). This total is recorded as a reduction in net debt. The following table summarizes the change in the accumulated Special Operating Agency surplus during the 2003 fiscal year.

			(millions)
	2002		2003
	Accumulated			Accumulated
	Surplus	Revenue	Expenditure	Surplus

Public Safety
New Brunswick Safety Code Services	$0.2	$3.8	$3.6	$0.4
Regional Development Corporation
Regional Development Corporation	9.8	31.9	35.1	6.6
Tourism and Parks
Mactaquac Golf Course	0.8	0.8	0.8	0.8
Training and Employment Development
New Brunswick Community College	5.8	104.1	104.1	5.8
Transportation
Vehicle Management	(6.8)	72.2	60.7	4.7

	$9.8	$212.8	$204.3	$18.3

NOTE 9     OBLIGATIONS UNDER CAPITAL LEASES

The total future principal and interest payments for capital leases amount to $1,889.2 million ($1,902.8 million 2002). That amount includes $870.5 million ($871.9 million 2002) in principal and $1,018.7 million ($1,030.9 million 2002) in interest.

Minimum annual principal and interest payments in each of the next five years are as follows:

Fiscal Year	(millions)
2003-2004	$45.0
2004-2005	75.5
2005-2006	75.6
2006-2007	76.4
2007-2008	76.1

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    17

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 10     GOVERNMENT ENTERPRISES

A Government Enterprise is an organization accountable to the Legislative Assembly that has the power to contract in its own name, has the financial and operating authority to carry on a business, sells goods and services to customers outside the Provincial Reporting Entity as its principal activity, and that can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources outside the Provincial Reporting Entity.

The following is a list of Government Enterprises, and their fiscal year ends, which are included in the Provincial Reporting Entity as described in note 1 a) to these financial statements.

Algonquin Golf Limited	31-12-02
Lotteries Commission of New Brunswick (Lotteries)	31-03-03
New Brunswick Liquor Corporation (Liquor)	31-03-03
New Brunswick Municipal Finance Corporation (Municipal Finance)	31-12-02
New Brunswick Power Corporation (Power)	31-03-03

The following table presents condensed financial information of these Government Enterprises.

18                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

					(millions)
	Algonquin
		Golf				Municipal
		Limited		Lotteries	Liquor	Finance	Power	Total
Assets
Cash and Equivalents	$	---	$	---	$0.1	$0.3	$62.0	$62.4
Receivables		---		1.4	1.6	5.1	188.0	196.1
Prepaids		---		---	0.5	---	7.0	7.5
Inventories		0.1		---	16.2	---	98.0	114.3
Deferred Charges		---		---	2.1	---	130.0	132.1
Fixed Assets		6.3		---	10.7		2,882.0	2,899.0
Other Assets		---		---	---	387.2	20.0	407.2
Total Assets		$6.4		$1.4	$31.2	$392.6	$3,387.0	$3,818.6

Liabilities

Short Term
Indebtedness	$	---	$	---	$1.7	$ ---	$295.0	$296.7
Payables		0.8		---	11.4	5.0	255.0	272.2
Reserves		1.9		---	---	---	270.0	271.9
Long Term Debt		5.3		---	3.7	386.7	122.5	518.2
Debt Funded by the
Province		---		---	---	---	2,621.5	2,621.5
Total Liabilities		8.0			16.8	391.7	3,564.0	3,980.5

Equity
Retained Earnings		(1.6)		1.4	14.4	0.9	(177.0)	(161.9)
Total Equity		(1.6)		1.4	14.4	0.9	(177.0)	(161.9)
Total Liabilities and
Equity		$6.4		$1.4	$31.2	$392.6	$3,387.0	$3,818.6

Net Income
Revenue		$1.6		$110.1	$301.8	$23.5	$1,273.0	$1,710.0
Expenses		(2.0)		(0.7)	(191.7)	(0.1)	(1,107.0)	(1,301.5)
Interest Expense		(0.3)		---	---	(23.3)	(243.0)	(266.6)
Net Income		$(0.7)		$109.4	$110.1	$0.1	$(77.0)	$141.9

The financial information of Government Enterprises is prepared according to generally accepted accounting principles, using accounting policies that are appropriate for the industry segment in which they operate. These accounting policies may not be consistent with accounting policies used by other member organizations of the Provincial Reporting Entity.

Because minor adjustments are required for timing differences, the net income amounts reported in the financial statements of government enterprises may vary slightly from the investment income reported in the Province's Statement of Revenue and Expenditure.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    19

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

Algonquin Golf Limited

Algonquin Golf Limited was incorporated on 29 May 1998 under the New Brunswick Business Corporation Act. Its purpose is to re-develop and operate the golf course formerly owned by Algonquin Properties Limited. The first year of operations was 2000, the course opened on 1 July 2000.

Lotteries Commission of New Brunswick

The Lotteries Commission of New Brunswick is a shareholder in Atlantic Lottery Corporation Inc. and in the Interprovincial Lottery Corporation. Atlantic Lottery Corporation Inc. is jointly owned by the four Atlantic Provinces and is responsible to develop, organize, undertake, conduct and manage lotteries in Atlantic Canada. Atlantic Lottery Corporation Inc. also markets and handles the products of the Interprovincial Lottery Corporation. The Interprovincial Lottery Corporation is a corporation jointly owned by the ten Canadian provinces.

New Brunswick Liquor Corporation

The New Brunswick Liquor Corporation was established under the New Brunswick Liquor Corporation Act. Its business activity is the purchase, distribution and sale of alcoholic beverages throughout the Province of New Brunswick.

New Brunswick Municipal Finance Corporation

The Municipal Finance Corporation was established under the New Brunswick Municipal Finance Corporation Act. Its purpose is to provide financing for municipalities and municipal enterprises through a central borrowing authority.

New Brunswick Power Corporation

The New Brunswick Power Corporation was established in 1920 under the Electric Power Act and is an agent of the Crown in right of the Province. The Corporation provides for the continuous supply of energy adequate for the needs and future development of the Province and promotes economy and efficiency in the distribution, supply, sale and use of power.

20                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 11     BORROWING AUTHORITY

a) Balance of Borrowing Authority under the Provincial Loans Act

The balance of borrowing authority granted under the Provincial Loans Act is as follows:

		Authority
	Balance	Granted	Borrowing
	Balance	During the	During the	Balance
	2002	Year	Year	2003
Loan Act 1999	$ 59.4	$ ---	$ 59.4	$ ---
Loan Act 2000	495.0	---	495.0	---
Loan Act 2001	445.0	---	64.2	380.8

	$ 999.4	$ ---	$ 618.6	$ 380.8

Under the authority of section 2 of the Provincial Loans Act, the maximum temporary indebtedness of the Province is $1,400.0 million. At 31 March 2003, bank advances and short term borrowing amounted to $24.1 million.

Under the authority of subsection 3(1) of the Provincial Loans Act, the Province may borrow sums required for the repayment, refinancing or renewal of securities issued or for the payment of any loan or liability, repayment of which is guaranteed by the Province. This authority is in addition to the authorities listed above.

b) Borrowing by the Municipal Finance Corporation

The New Brunswick Municipal Finance Corporation has authority under the New Brunswick Municipal Finance Corporation Act to provide financing for municipalities and municipal enterprises. As at 31 December 2002, long term debt owed by the corporation was $386.7 million.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    21

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 12     FUNDED DEBT OUTSTANDING

The following is a maturity schedule for the total amount of the Province's Funded Debt.

22                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

Pursuant to section 12 of the Provincial Loans Act, the Minister of Finance maintains a General Sinking Fund for the repayment of funded debt either at maturity or upon redemption in advance of maturity. At 31 March 2003, the equity of the General Sinking Fund accumulated for the repayment of Provincial Debt was $3,543.0 million ($3,358.8 million 2002). Some of the assets of this Fund are bonds and debentures issued or guaranteed by the Province of New Brunswick. The provincial net book value of these investments at 31 March 2003 was $1,376.3 million ($1,484.8 million 2002).

Because government enterprises are included in the reporting entity through modified equity accounting, long term debt issued directly by those enterprises is not included in the amount of Funded Debt Outstanding. Note 10 to these financial statements discloses the long term debt obligations of government enterprises.

The following amounts, which are payable swap agreements, have been included in the preceding funded debt maturity schedule. They have been reflected in that schedule in the currency payable per each financial swap agreement.

		(millions)
		2003

Fiscal	Amount Payable	Amount Payable	Canadian
Year of	in Original	Per Financial	Dollar
Maturity	Currency	Swap Agreement	Equivalent
__________________	__________________	__________________	__________________

2003-2004	Yen 5,000.0	CAN $ 59.8	$59.8
2004-2005	Yen 5,000.0	US $ 47.5	69.8
2004-2005	Yen 5,000.0	CAN $ 71.2	71.2
2004-2005	Yen 4,000.0	CAN $ 55.1	55.1
2004-2005	Yen 3,000.0	CAN $ 41.1	41.1
2006-2007	CAN $ 95.1	Sfr 100.0	108.5
2007-2008	US $ 500.0	CAN $ 791.5	791.5

			$1,197.0

All of the swap agreements are interest rate and currency swap agreements except the Sfr 100.0 issue due 2006-2007 which is a currency swap agreement only.

The following estimated payments are required in each of the next five years to meet the sinking fund provisions of existing debt.

Fiscal Year	(millions)
2003-2004	$122.6
2004-2005	119.3
2005-2006	110.5
2006-2007	101.5
2007-2008	91.1

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    23

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 13    DEBT CHARGES

The total cost of interest, exchange, amortization and related expenses is $445.8 million ($424.4 million 2002), which consists of:

	(millions)
	2003	2002
Interest	$799.1	$817.2
Interest on Fredericton - Moncton Highway Capital Lease	55.8	22.5
Interest on Other Capital Leases	2.4	2.4
Foreign Exchange Expense	35.4	56.6
Other Expenses	3.3	1.8
896.0		900.5

Interest Recovery for Debt Incurred for the New Brunswick Power Corporation	(235.1)	(248.7)
Service of the Public Debt	660.9	651.8
Sinking Fund Earnings	(243.0)	(230.9)
	417.9	420.9
Pension Interest Charged (Earned)	27.9	3.5
	$445.8	$424.4

NOTE 14    PENSION PLANS

a) Description

Employees of the Province and certain other entities, as well as members of the Legislative Assembly, are entitled to receive pension benefits. The Pension plans under which these benefits are received are as follows:

Date of Latest
Actuarial Valuation
Plan Name	for Accounting Purposes

Public Service Superannuation Plan (PSSA)	01 April 2001
Teachers' Pension Plan (TPA)	01 April 2001
Provincial Court Act and Provincial Court
Judges' Pension Act (Judges')	01 April 2001
Members' Superannuation Plan and Members'
Pension Plan (Members')	01 April 1996
Pension Plan for Canadian Union of Public Employees of
New Brunswick Hospitals (H-CUPE)	---
Pension Plan for Management Employees of New Brunswick
School Districts (Sch-Mgt)	01 January 1993
Pension Plan for General Labour, Trades and Services Employees
of New Brunswick School Districts (GLTS)	01 January 2000
Pension Plan for Full-Time CUPE 2745 Employees of New
Brunswick School Districts (CUPE 2745)	01 January 2000
Ombudsman Plan (Ombud)	---
Pension Plan for Certain Bargaining Employees of
New Brunswick Hospitals (H - CBE)	---
Pension Plan for Part-time and Seasonal Employees (Part-time)	---
Early Retirement / Workforce Adjustment Program (Early Ret)	01 April 1999

24                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

Pension funds distinct from the Consolidated Fund exist for each of these pension plans, except the Members' Superannuation Plan, Members' Pension Plan and the Ombudsman Plan.

NB Power employees belonging to the Public Service Superannuation Plan are fully accounted for in the financial statements of NB Power and the schedules in this note have been adjusted to reflect their presentation.

The following is a summary of the contribution levels and basic member benefits for each pension plan. Complete plan descriptions are contained in the specific plan documentation.

		Contributions

	Employee				Benefits

	Earnings	Earnings					Annual
	Up to	Above		Unreduced	Reduced		Benefit
Plan	YMPE	YMPE	Employer	Benefits	Benefits	Basic Benefit	Indexing

PSSA	5.80%	7.50%	Determined	Age 60 with 5	Age 55 with 5	2.0% of salary	Up to
			by an actuary	years service.	years service.	times years	5.00%
			required to			service.
			fund current			Integrated with
			service costs.			CPP.

TPA	7.30%	9.00%	Equal to	Sum of age and	Sum of age	2.0% of salary	Up to
			Employee.	years of service	and service	times years	4.75%
				87; 35 years	total 80 or age	service.
				service; or age	60 with 5	Integrated with
				65 with 5 years	years service.	CPP.
				service; or age
				60 with 20 years
				service.

Sch -Mgt	This plan is being		N/A	Age 60 with 5	At age 55	2.0% of salary	Up to
	curtailed. There are no			continuous years	with 5	times years	3.00%
	current contributors to			service.	continuous	service.
	the plan				years service.	Integrated with
						CPP.
CUPE 2745	4.50%	6.00%	No more than	Age 60 with 5	Age 55 with 5	1.3% to 2.0%	Up to
			95% of	years continuous	years	of salary times	2.00%
			employee	employment.	continuous	years service.
			contributions.		employment.	Integrated with
						CPP.

GLTS	4.50%	6.00%	Not less than	Age 60 with 5	Age 55 with 5	1.4% to 2.0%	Up to
			95% of	years continuous	years	of salary times	2.00%
			employee	service.	continuous	years service.
			contributions.		employment.	Integrated with
						CPP.

Judges'			At least equal	Age 60 with 25	N/A	60% of salary	Up to
a)Provincial			to Judges'	years service or		Integrated with	6.00%
Court Act	7.00%	N/A	contributions.	at age 65 with		CPP.
				10 years service.

b)Provincial	7.00%	N/A	Determined by	Age 60 with 2	2 years	2.75% per year	Up to
Court			an actuary.	years service.	service.	of service up to	5.00%
Judges'						65% of salary.
Pension Act						Not integrated
						with CPP.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    25

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

		Contributions

	Employee				Benefits

	Earnings	Earnings					Annual
	Up to	Above		Unreduced	Reduced		Benefit
Plan	YMPE	YMPE	Employer	Benefits	Benefits	Basic Benefit	Indexing

H-CUPE	5.15%	6.00%	Currently on a	Age 60 with 5	Age 55 with 5	1.4% to 1.75%	Up to
			contribution	years continuous	years	of salary times	2.00%
			holiday.	service.	continuous	years service.
					employment.	Integrated with
						CPP.

H-CBE	5.185%	6.61%	Equal to	Age 60 with 5	Age 55 with 5	2.0% of salary	Up to
			employee	years continuous	years	times years	4.00%
			contributions	service. Normal	continuous	service.
				retirement at age	employment.	Integrated with
				65.		CPP.

Part-Time	2.00%	N/A	Equal to	Normal	N/A	Defined	N/A
	3.25% or		employee	retirement at age		contribution
	4.50%		contributions	65.		plan
				service.

Ombud	This plan has no active members and exists solely to pay benefits to past Ombudsmen or their beneficiaries. The current and future Ombudsmen are members of either the Judges' or PSSA Plan.

Early Ret

The Province has obligations under various early retirement initiatives.  The most recent program offered expired 31 March 2002 and was available to members of the PSSA employed in Part 1 of the Public Service.  Under the program, employees could retire as early as age 55 with an unreduced pension. In addition, they were eligible for up to 3 years of pension credits.

Members'	a)

Members' Superannuation Plan

Applies to Members of the Legislative Assembly who were MLA's prior to enactment of the Members' Pension Act. Members contribute 9% of MLA's indemnity plus 6% of Minister's salary.  Province contributes amount equal to excess of pension payments over member contributions plus interest.

Eligible for benefits upon ceasing to be an MLA with at least 10 sessions service.

Basic MLA Benefits equal 4.5% of indemnity times number sessions up to final year's indemnity.

Basic Minster's benefits equal 3% of Ministers' salary times years service as a Minister.

	b)	Members' Pension Plan

Members contribute lesser of amount under MSP and maximum deductible RPP contributions per Income Tax Act.

Province contributes amount equal to excess of pension payments over member contributions plus interest.

Eligible for benefits at age 60 upon ceasing to be an MLA with minimum 8 sessions service.

Supplementary allowance at age 55 with minimum 8 sessions service.

Basic MLA benefits equal 2% of indemnity times sessions served. Additional supplementary allowance of 125% of basic MLA's pension.

Basic Ministers' benefits equal 2% of Ministers' salary times years service as Minister.

Additional supplementary allowance of 50% of basic Ministers' pension amount.

26                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

b) Pension Liability

With the exception of the H - CBE plan and the H - CUPE plan which are defined benefit plans with fixed employer contributions, and the Part-Time plan, which is a defined contribution plan, the Province is liable for any excess of accrued pension benefits over pension fund assets. The Provincial share of the estimated pension liability for all pension plans is $362.1 million ($372.6 million 2002). This estimate is based on actuarial valuations for accounting purposes using the projected unit credit method, calculated as at the dates listed above. This method estimates the present value of retirement benefits associated with the period of employee service to the valuation date. These actuarial valuations were based on a number of assumptions about future events, such as rates of return on assets, wage and salary increases and employee turnover and mortality. Section g) of this note lists some of the actuarial assumptions used. Section h) lists selected information about plan members.

Details of the pension liability are outlined in the following table. The estimated accrued benefits and the value of plan assets reported have been updated to the most recent year end of the applicable pension plan. This was based on a projection of the actuarial assumptions and on actual contribution levels. The plans for hospital and school district employees have 31 December year ends. All other plans have 31 March year ends.

Details of the unamortized adjustments and valuation allowances are disclosed in sections d), e) and f) of this note.

	(millions)
			2003			2002
				Unamortized
				Pension
			Actuarial	Adjustments
	Estimated		Pension	and	Pension	Pension
	Accrued	Value of	Liability	Valuation	Liability	Liability
Plan	Benefits	Assets	(Surplus)	Allowance	(Surplus)	(Surplus)

PSSA	$2,533.3	$2,131.1	$402.2	$353.1	$49.1	$60.6
TPA	3,062.5	2,522.4	540.1	352.7	187.4	197.3
Judges'	26.2	18.5	7.7	(7.6)	15.3	15.5
Members'	35.3	---	35.3	---	35.3	34.1
H - CUPE	---	35.5	(35.5)	---	(35.5)	(43.0)
Sch - Mgt	13.9	12.4	1.5	---	1.5	(3.2)
GLTS	156.3	172.8	(16.5)	(4.5)	(12.0)	(9.9)
CUPE 2745	28.8	33.6	(4.8)	1.6	(6.4)	(5.8)
Early Ret	127.4	---	127.4	---	127.4	127.0
	$5,983.7	$4,926.3	$1,057.4	$695.3	$362.1	$372.6

The value of accrued benefits in all plans exceeds the value of assets by $1,057.4 million at 31 March 2003. However, because the calculation of this excess includes estimates of future events and market values of assets, the Statement of Financial Position reports a liability of $362.1 million for accounting purposes. The difference of $695.3 million is being amortized over future years.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    27

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

c) Change in Pension Liability

The components of the change in pension liability are disclosed in the following table:

	(millions)
	Employers'
	Share of						Increase
	Pension		Amortization		Total	Employer	(Decrease)
	Benefits	Pension	of	Valuation	Pension	Pension	in Pension
Plan	Earned	Interest	Adjustments	Adjustment	Expense	Contribution	Liability

PSSA	$35.7	$3.9	$(12.5)	$ ---	$27.1	$38.6	$(11.5)
TPA	28.2	10.9	(18.2)	---	20.9	30.8	(9.9)
Judges'	0.7	0.3	(1.0)	---	---	0.2	(0.2)
Members'	0.7	2.8	---	---	3.5	2.3	1.2
H - CUPE	5.4	2.1	---	---	7.5	---	7.5
Sch - Mgt	---	0.3	4.4	---	4.7	---	4.7
GLTS	3.2	(2.5)	1.0	(1.7)	---	2.1	(2.1)
CUPE 2745	0.6	(0.6)	0.2	(0.3)	(0.1)	0.5	(0.6)
Ombud	0.2	---	---	---	0.2	0.2	---
H - CBE	11.6	---	---	---	11.6	11.6	---
Part-time	4.3	---	---	---	4.3	4.3	---
Early Ret	---	10.7	---	---	10.7	10.3	0.4
	$90.6	$27.9	$(26.1)	$(2.0)	$90.4	$100.9	$(10.5)

Total pension benefits of $170.9 million were earned by employees during the fiscal year. Employees contributed $72.5 million toward these benefits. The value of pension benefits charged to agencies was $7.8 million. The employers' share of pension benefits earned was $90.6 million.

d) Experience Adjustments

Experience gains or losses are generally amortized to pension expense over the estimated average remaining service life of active contributors. The balance of experience gains on assets that arose prior to 1994 in the Public Service and Teachers' plans are being amortized over 5 years commencing in 1999. The following table summarizes the experience gains or losses for each plan:

28                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

		(millions)
	Estimated
	Average
	Remaining	31 March
	Service Life	2002			31 March 2003
	of Active	Unamortized	New	Amortization	Unamortized
	Contributors	Experience	Experience	of Experience	Experience
Plan	(years)	Adjustments	(Gains) Losses	Adjustments	Adjustments

PSSA	16.0	$40.0	$465.3	$124.6	$380.7
TPA	17.0	75.9	436.0	1.7	510.2
Judges'	9.5	(11.9)	3.3	(1.0)	(7.6)
Sch - Mgt	---	---	4.4	4.4	---
GLTS	13.0	(2.6)	17.9	1.0	14.3
CUPE 2745	16.0	1.3	2.4	0.2	3.5
		$102.7	$929.3	$130.9	$901.1

Included in the amount of New Experience Loses for PSSA is $62.6 million and in the amount of amortization of experience adjustments is $44.3 million relating to the adjustment for NB Power.

e) Changes to Actuarial Assumptions

Changes to actuarial assumptions are amortized to pension expense over the estimated average remaining service life of active contributors. The following table summarizes the value of estimation adjustments arising from changes to actuarial assumptions for each plan:

			(millions)

	Estimated
	Average	31 March			31 March
	Remaining	2002			2003
	Service Life	Unamortized	Adjustment		Unamortized
	of Active	Value of	for	Amortization	Value of
	Contributors	Changes to	NB	of Changes	Changes to
Plan	(years)	Assumptions	Power	to Assumptions	Assumptions

PSSA	16.0	$ (117.5)	$(47.2)	$(137.1)	$(27.6)
TPA	17.0	(177.4)	---	(19.9)	(157.5)
		$(294.9)	$(47.2)	$(157.0)	$(185.1)

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    29

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

f) Valuation Allowance

Pension surpluses for individual plans that exceed certain limits have been reduced by valuation allowances. Details of the allowances are provided in the following table:

(millions)
31 March 2003
Plan	Valuation Allowance

GLTS	$18.8
CUPE 2745	1.9

$20.7

g) Actuarial Assumptions

Calculation of the Province's employee pension obligations and related pension expenditure is based on long and short term actuarial assumptions except the Judges' Plan where only long term assumptions are used. The short term period spans the years 2001 to 2004 and the long term covers the years thereafter.

The tables below disclose the long term assumptions and the range of short term assumptions used in the actuarial valuations.

Long Term Assumptions
		Annual Wage		Rate of Pension
	Rate of Return	and Salary		Escalation after
Plan	on Assets (%)	Increase (%)	Inflation (%)	Retirement (%)

PSSA	7.90	4.00 plus	3.50	3.30 to 3.40
		promotional
		increase between
		0.20 and 1.00
TPA	7.90	4.00 plus	3.50	3.20 to 3.40
		promotional
		increase between
		0.25 and 1.50
Judges'	7.90	4.50	3.50	3.30 to 3.40
Sch - Mgt	8.16	4.75	4.00	2.00
GLTS	7.90	4.00	3.50	2.00
CUPE 2745	7.90	4.00	3.50	2.00
Members'	8.16	4.75	4.00	4.00

30                                                                          PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

Short Term Assumptions
		Annual Wage		Rate of Pension
	Rate of Return	and Salary		Escalation after
Plan	on Assets (%)	Increase (%)	Inflation (%)	Retirement (%)

PSSA	7.90	2.00 to 3.00	2.00 to 3.00	1.70 to 2.70
TPA	7.90	2.00 to 3.00	2.00 to 3.00	1.70 to 2.75
Sch - Mgt	6.08 to 7.64	1.50 to 4.00	2.00 to 3.50	2.00
GLTS	7.90	2.00 to 3.00	2.00 to 3.00	2.00
CUPE 2745	7.90	2.00 to 3.00	2.00 to 3.00	2.00
Members'	6.08 to 7.64	0.00 to 4.00	2.00 to 3.50	2.00 to 3.50

These assumptions have been used to determine the amount of the Province's obligation for pension benefits outstanding and the value of benefits earned by employees during the fiscal year and are based on management's best estimates. Different assumptions have been used to determine the appropriate level of employee and employer contributions needed to fund the estimated cost of the pension plans.

h) Member Data

The following table lists data about the members of each plan.

			Average Annual	Average
	Number of Active	Number of	Salary of	Annual
Plan	Contributors	Pensioners	Contributors	Pension

PSSA	18,553	9,732	$46,761	$14,930
TPA	8,558	6,514	50,417	25,229
Judges'	26	27	147,321	45,068
Sch - Mgt	---	72	---	10,781

GLTS	2,051	1,038	25,597	6,663
CUPE 2745	602	142	22,684	4,270
Members'	55	95	39,702	25,891

Ministers earn an additional average salary of $35,315.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    31

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 15     CONTINGENT LIABILITIES

a) Guaranteed Loans

The Province has guaranteed certain debt of entities external to the Provincial Reporting Entity under the authority of various statutes. At 31 March 2003, the total contingent liability in respect of these guarantees was $246.7 million ($196.1 million 2002), of which the Province has recognized $50.2 million as a liability in the Statement of Financial Position ($44.7 million 2002).

	(millions)
	Authorized	Contingent
	Limit	Liability

Adult Education and Training Act	$0.3	$0.3
Agricultural Development Act	0.2	0.2
Economic Development Act	55.7	47.4
Employment Development Act	4.3	4.3
Fisheries Development Act	10.9	10.4
Livestock Incentives Act	2.2	1.6
Nursing Homes Act	10.6	10.6
Regional Development Corporation Act	4.1	3.7
Youth Assistance Act	168.2	168.2
		246.7
Less: Allowance for Losses (Schedule 10)		50.2
		$196.5

b) Environmental Responsibility

The Province of New Brunswick has an agreement with a mining company to limit the liability of the company to $3.0 million for environmental damages that occurred prior to the company commencing mining at a specified site. The cost to clean up the major problem area of this site has been estimated at $3.0 million. The Province currently holds a performance bond for $1.3 million from this company relating to this clean up.

c) Insurance

The Province does not carry general liability insurance or property insurance on its assets except in a few limited instances. Any successful liability claims against the Province and any replacement of lost or damaged property are charged to expenditure in the year of settlement or replacement.

32                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 16     COMMITMENTS

a) Operating Leases

The total future minimum payments under various operating lease agreements, including those of government enterprises, for the rental of space and equipment amounts to $398.5 million ($369.8 million 2002). Minimum annual lease payments in each of the next five years are as follows:

Fiscal Year	(millions)
2003-2004	$45.9
2004-2005	41.0
2005-2006	35.5
2006-2007	33.3
2007-2008	31.3

b) Nursing Homes

The Department of Health and Wellness includes in its annual operating budget funding for the repayment of approved long term debt of certain nursing homes. The Department funds the nursing homes through grants which pay the difference between operating expenses and revenue from other sources. On average, revenue from other sources covers approximately 35% of operating costs.

Total long term debt of these nursing homes at 31 March 2003 amounted to approximately $93.1 million ($91.7 million 2002). Of the $93.1 million nursing home debt, the Province has issued guarantees totalling approximately $10.6 million ($10.7 million 2002) which is included as a contingent liability.

c) Authorized Capital Projects

The 31 March 2003 estimated amount required to complete authorized major construction projects of schools, hospitals, other buildings, roads and bridges, and to meet capital grant obligations is $751.1 million ($838.0 million 2002). This includes projects that will be cost shared with the Government of Canada.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    33

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 17     EXPENDITURE BY PRIMARY CLASSIFICATION

The expenditures by primary classification are as follows:

	(millions)
	2003	2002

Personal Services	$1,266.8	$1,140.6
Other Services	449.7	434.3
Materials and Supplies	117.2	118.3
Property and Equipment	224.1	205.7
Contributions, Grants and Subsidies to or on behalf of:
Hospitals	865.1	826.1
Municipalities and Local Service Districts	137.7	141.6
Individuals	937.4	886.3
Nursing Homes	122.4	117.2
Other	457.1	464.6
Debt and Other Charges	714.3	738.2

	$5,291.8	$5,072.9

Personal Services includes salaries and benefits of employees, and allowances paid to the members of the Legislative Assembly. Personal Services does not include salaries and benefits of employees of hospitals and other agencies, which are paid by those organizations. Funding provided to those organizations is recorded as Contributions, Grants and Subsidies.

Other Services includes the purchase of various services including rental of space, postage, advertising, professional services, Royal Canadian Mounted Police services and travel expenses.

Materials and Supplies includes the purchase of textbooks, office supplies, heating fuel, vehicle and equipment supplies and parts, and structural materials and supplies.

Property and Equipment includes the purchase and construction of buildings, roads, bridges, equipment, and office furniture.

Contributions, Grants and Subsidies includes payments to government corporations, agencies and boards, and to business entities and non-profit organizations. Contributions, Grants and Subsidies to or on behalf of individuals includes income assistance payments and medical service payments on behalf of individuals. Contributions, Grants and Subsidies to Hospitals includes both grants provided to Hospitals, and the unfunded deficits of Hospitals.

Debt and Other Charges includes the cost of servicing the public debt and bad debt expenses.

34                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 18     TRUST FUNDS

The Province is trustee for various trust funds outside the Provincial Reporting Entity.

The following is a summary of the trust fund equities calculated using the method indicated below to value investment assets:

	(millions)
	2003	2002
Cost Method:

Margaret R. Lynds Bequest	$0.1	$0.1
Mental Health Trust Fund	0.8	0.8
New Brunswick Power Corporation Sinking Fund	35.7	32.2
Viscount Bennett Bequest	0.2	0.2

	$36.8	$33.3

Market Value Method:

Judges' Superannuation Fund	$18.5	$21.2
Pension Plan for the Management Employees
of New Brunswick School Districts	12.4	13.4
Pension Plan for General Labour, Trades and Services
Employees of New Brunswick School Districts	172.8	180.3
Pension Plan for Full-Time CUPE 2745 Employees of
New Brunswick School Districts	33.6	35.2
Public Service Superannuation Fund	2,131.1	3,027.9
Teachers' Pension Trust Fund	2,522.4	2,793.3

	$4,890.8	$6,071.3

The Margaret R. Lynds Bequest is used to award three annual scholarships of equal value to students pursuing the study of communications at specified universities. The Mental Health Trust Fund is used to pay for psychoanalysis treatment of deserving New Brunswick residents. The income from the Viscount Bennett Bequest is used to develop the Province's historic resources.

The New Brunswick Power Corporation Sinking Fund is held in trust under the authority of the Electric Power Act. New Brunswick Power Corporation makes payments to this sinking fund as required by the terms of any bond or debenture issues. These are retained and invested. The purpose of the fund is to repay the bonds or debentures when they mature.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    35

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 19     TANGIBLE CAPITAL ASSETS

The Province has a significant investment in tangible capital assets that have a useful life of greater than one year. Tangible capital assets are recorded as an expenditure in the period acquired and are not included as assets in the Statement of Financial Position. These assets are a key component in the delivery of programs and provide on-going value to the public.

The Province's net investment in Tangible Capital Assets over the past five years has been:

			(millions)
	2003	2002	2001	2000	1999

Purchase of Capital Assets	$201.0	$198.8	$154.7	$1,160.3	$286.2
Proceeds from Disposal of Capital Assets	(3.6)	(2.4)	(2.1)	(3.0)	(4.0)

	$197.4	$196.4	$152.6	$1,157.3	$282.2

Details of certain tangible capital assets are as follows:

a) Vehicles and Equipment

	(millions)
		2003		2002
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Vehicles and Equipment	$187.1	$110.3	$76.8	$85.9

b)	Capital Leases

		(millions)
		Cost

	Fredericton to Moncton Highway	$903.8
	Moncton North School	8.2
	Miramichi Youth Facility	13.6

b)	Land and Buildings

		Estimated
		Number

	Number of Provincially Owned Properties	11,158

36                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

NOTES TO THE FINANCIAL STATEMENTS

31 March 2003

NOTE 20     SUBSEQUENT EVENTS

In April, 2003 the Province of New Brunswick enacted the Electricity Act. This Act provides for:

The restructuring of New Brunswick Power Corporation into five crown corporations: New Brunswick Power Holding Corporation; New Brunswick Power Nuclear Corporation; New Brunswick Power Generation Corporation; New Brunswick Power Transmission Corporation; and New Brunswick Power Distribution and Customer Service Corporation.

The establishment of a New Brunswick System Operator. It will be a not for profit organization whose primary objective is to independently direct the operation and maintain the adequacy and reliability of the transmission grid.

The establishment of the New Brunswick Electric Finance Corporation. This Corporation will facilitate the conversion of New Brunswick Power Corporation's debt to appropriate levels of debt in the operating companies through a debt equity swap, and will assume and reduce the remaining portion of the Corporation's debt. Payments from the operating companies to the Electric Finance Corporation, in the form of dividends and special payments, will be used to service and reduce the debt assumed by the Electric Finance Corporation.

The Act received a royal assent on 11 April 2003 and is expected to be proclaimed some time during 2003-2004.

NOTE 21     COMPARATIVE FIGURES

Certain figures for the prior year have been restated to conform with the 2003 presentation of the financial statements.

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    37

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

	(millions)
	2003	2002
SCHEDULE 1
ACCOUNTS AND INTEREST RECEIVABLE

Accounts Receivable
Canada - Conditional Grants
Canada Mortgage and Housing Corporation	$27.5	$27.8
Canada/New Brunswick Highway Improvement Program	---	5.0
Disaster Financial Assistance Program	31.8	38.9
Gun Control	---	0.9
Infrastructure Program	2.9	1.5
Official Languages in Education Program	2.1	20.9
Refund of Harmonized Sales Tax Paid	10.9	18.8
Regional Economic Development Agreement	0.6	3.7
Other Agreements	34.9	2.9
Canada - Unconditional Grants
Canada Health and Social Transfer	10.8	2.4
Receivables of Government Departments
Business New Brunswick	1.5	6.1
Education	24.9	16.3
Family and Community Services	36.3	33.0
Finance	49.5	44.5
Health and Wellness	21.4	16.4
Justice	22.1	20.2
Natural Resources and Energy	3.9	3.0
Office of Human Resources	2.8	3.7
Public Safety	6.1	6.0
Supply and Services	3.1	3.6
Tourism and Parks	0.3	1.6
Training and Employment Development	6.5	18.3
Transportation	18.4	16.1
Other Departments	8.1	9.0
Guarantee Payouts	32.6	26.8
Working Capital Advances	6.6	7.3
Other	2.1	2.5
Interest Receivable
Agricultural Development Act	1.5	2.9
Economic Development Act	8.8	4.6
Fisheries Development Act	13.2	13.0
Other	6.3	5.1
	397.5	382.8
Less: Allowance for Doubtful Accounts	113.3	97.7
	$284.2	$285.1

38                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

	(millions)
	2003	2002

SCHEDULE 2
TAXES RECEIVABLE

Gasoline and Motive Fuels Tax	$20.0	$17.2
Real Property Tax	374.3	359.9
Royalties and Stumpage on Timber	18.2	18.4
Sales Tax	85.4	68.9
Tobacco Tax	9.0	7.4
Other	0.1	0.1
	507.0	471.9
Less: Allowance for Doubtful Accounts	89.5	89.5
	$417.5	$382.4

SCHEDULE 3
INVENTORIES

Construction and Maintenance Materials	$8.2	$9.0
Educational Textbooks	2.3	2.2
Machine Repair Parts	6.1	5.6
Properties Held for Sale	2.4	1.4
Stationery and Supplies	1.6	1.3
Veterinary Supplies	0.8	0.7
Other Supplies	9.5	6.6
	$30.9	$26.8

SCHEDULE 4
PREPAID AND DEFERRED CHARGES

Unamortized Premiums, Discounts, and Issue Expenses
on Debentures	$57.9	$65.3
Other	64.9	69.6
	$122.8	$134.9

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    39

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

				(millions)
		2003			2002

		Allowance			Allowance
		for Doubtful			for Doubtful
	Amount	Accounts	Net	Amount	Accounts	Net
SCHEDULE 5
LOANS AND ADVANCES

Business New Brunswick
Agricultural Development Act	$20.3	$14.0	$6.3	$18.1	$12.0	$6.1
Economic Development Act	155.7	70.0	85.7	144.0	60.1	83.9
Fisheries Development Act	54.4	40.4	14.0	56.9	42.3	14.6
New Brunswick Agri-Export	0.5	---	0.5	0.5	---	0.5
Provincial Holdings Ltd.	8.1	2.5	5.6	8.5	2.2	6.3

Education
Loans to Students	0.2	0.2	---	0.2	0.2	---

Environment and Local Government
Water and Sewerage Systems	0.4	---	0.4	0.4	---	0.4
Other Loans	0.2	0.2	---	0.3	0.3	---

Executive Council
La Fondation du quotidien francophone	4.0	4.0	---	4.0	4.0	---

Family and Community Services
New Brunswick Housing Act	31.8	2.5	29.3	30.9	2.5	28.4

Finance
Loans to Municipalities	0.5	---	0.5	---	---	---
Municipalities - Department of
Regional Industrial Expansion
Agreements	1.4	0.6	0.8	1.7	0.6	1.1

Health and Wellness
Veterans' Affairs Units	12.0	---	12.0	11.1	---	11.1

Public Safety
City of Moncton	1.7	---	1.7	1.9	---	1.9
Unsatisfied Judgements	9.5	9.5	---	9.5	9.5	---

Regional Development Corporation
Fundy Trail Endowment Fund	3.6	---	3.6	3.2	---	3.2
	$304.3	$143.9	$160.4	$291.2	$133.7	$157.5

40                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

	(millions)
	2003	2002

SCHEDULE 6
INVESTMENTS

Investment in Government Enterprises
Algonquin Golf Ltd	$(1.6)	$(0.9)
Lotteries Commission of New Brunswick	1.3	0.5
New Brunswick Liquor Corporation	13.6	14.9
New Brunswick Municipal Finance Corporation	0.9	0.8
New Brunswick Power Corporation	(178.1)	(100.7)
	(163.9)	(85.4)
Other Long Term Investments	64.3	64.4
	$(99.6)	$(21.0)

SCHEDULE 7
BANK ADVANCES AND SHORT TERM BORROWING

Bank Overdrafts	$78.2	$85.1
Treasury Bills 0% Maturing 23 June 2003	20.0	---
Treasury Bills 2.74% - 3.22% Maturing 3 April 2003 -
24 September 2003	453.3	798.9
	551.5	884.0

Less:
Cash	159.7	46.8
Short Term Investments	367.7	484.9
	527.4	531.7
	$24.1	$352.3

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    41

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

	(millions)
	2003	2002

SCHEDULE 8
ACCOUNTS PAYABLE

Accounts Payable for Goods and Services
Agriculture, Fisheries and Aquaculture	$4.0	$2.7
Business New Brunswick	34.1	36.5
Education	22.8	32.6
Environment and Local Government	6.8	4.7
Family and Community Services	25.9	29.6
Finance	9.6	11.6
General Government	7.8	11.8
Health and Wellness	76.0	60.0
Maritime Provinces Higher Education Commission	15.6	15.0
Natural Resources and Energy	3.9	3.3
Office of the Comptroller	3.3	44.4
Office of Human Resources	10.6	14.5
Public Safety	23.9	27.5
Regional Development Corporation	6.4	2.9
Supply and Services	13.2	14.9
Tourism and Parks	3.7	4.2
Training and Employment Development	9.8	9.3
Transportation	33.2	40.4
Other Departments	11.8	9.7
Due to Canada
Department of Regional Industrial Expansion	0.8	1.1
Equalization and Canada Health and Social Transfer	33.8	---
Other Agreements	0.2	9.2
New Brunswick Housing Corporation - Third Parties	44.5	45.5
Other	6.8	5.2
	$408.5	$436.6

SCHEDULE 9
ACCRUED EXPENDITURES

Accrued Interest
Funded Debt	$162.8	$143.6
Outstanding Treasury Bills	1.2	1.1
Other	65.5	19.5
	229.5	164.2

Accrued Salaries Payable	88.7	102.8
Health	91.4	72.6
Holdbacks on Contracts	7.5	6.0
Liability for Injured Workers	83.2	68.9
Retirement Allowances	214.7	208.1
Other	57.1	53.4
	$772.1	$676.0

42                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

	(millions)
	2003	2002

SCHEDULE 10
ALLOWANCE FOR LOSSES

Business New Brunswick	$19.9	$19.1
Education	30.1	25.4
Training and Employment Development	0.2	0.2
	$50.2	$44.7

SCHEDULE 11
DEFERRED REVENUE

Canada Health and Social Transfer	$15.3	$30.4
Motor Vehicle and Operators' Licenses	33.7	33.4
Real Property Taxes	226.1	214.3
Other	12.7	8.1
	$287.8	$286.2

SCHEDULE 12
DEPOSITS HELD IN TRUST

Administrator of Estates of Patients in Psychiatric Facilities	$0.3	$0.4
Contractors' Deposits	1.7	1.5
Court of Queen's Bench	5.1	4.7
Employee Contributions for Early Retirement Benefits	2.3	3.3
Family Support Order Services	0.4	---
Mining Licenses - Non-Performance Renewal Fees	1.3	1.3
New Brunswick Crop Reinsurance Fund	2.2	2.1
Sale of Property for Taxes	0.8	0.8
Scholarship Trusts	2.2	2.1
Tenants' Security Deposits	11.4	10.5
Other	10.1	15.5
	$37.8	$42.2

SCHEDULE 13
OBLIGATIONS UNDER CAPITAL LEASES

Moncton North School	$8.3	$8.7
Miramichi Youth Facility	18.4	18.6
New Brunswick Highway Corporation	843.8	844.6
	$870.5	$871.9

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    43

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

		(millions)
	2003	2003	2002
	Budget	Actual	Actual

SCHEDULE 14
TAXES ON CONSUMPTION

Gasoline and Motive Fuels Tax	$210.0	$222.1	$184.3
Harmonized Sales Tax	699.0	736.0	659.6
Tobacco Tax	70.0	91.9	69.7
Other	0.1	0.1	0.1
	$979.1	$1,050.1	$913.7

SCHEDULE 15
TAXES ON INCOME

Corporate Income Tax	$142.3	$134.9	$179.9
Mining Tax	6.4	5.7	2.3
Personal Income Tax	922.5	910.9	909.9
	$1,071.2	$1,051.5	$1,092.1

SCHEDULE 16
OTHER TAXES

Financial Corporation Capital Tax	$8.6	$8.3	$9.2
Insurance Premium Tax	27.2	34.3	30.3
Large Corporation Capital Tax	34.9	38.7	39.0
Other	5.1	3.7	3.4
	$75.8	$85.0	$81.9

SCHEDULE 17
LICENSES AND PERMITS

Angling Licenses	$1.5	$1.5	$1.5
Credit Unions - Assessment	0.2	0.2	0.2
Hunting Licenses	2.0	2.0	2.1
Liquor Licenses	3.4	3.4	3.0
Mines	0.9	0.7	1.0
Motor Vehicle	79.0	78.8	79.1
Public Health Inspection	0.8	0.7	0.9
Security Frauds Prevention Act	5.1	5.8	5.6
Trusts - Annual Filing Fees	0.2	0.2	0.2
Water, Air Quality and Industrial Waste Control	0.6	0.7	0.2
Other	8.1	9.0	7.8
	$101.8	$103.0	$101.6

44                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

			(millions)
		2003	2003		2002
		Budget	Actual		Actual

SCHEDULE 18
ROYALTIES

Forest		$55.4	$53.1		$54.6
Mines		8.1	6.9		6.5
		$63.5	$60.0		$61.1

SCHEDULE 19
INVESTMENT INCOME

Algonquin Golf Limited	$	---	$(0.7)	$	(0.6)
Fiscal Stabilization Fund		---	5.6		3.7
Lottery Revenues		111.2	109.1		89.2
New Brunswick Liquor Corporation		112.1	110.1		106.8
New Brunswick Power Corporation		28.0	(77.4)		19.0
Other Investment Income		26.1	30.0		28.2
		$277.4	$176.7		$246.3

SCHEDULE 20
OTHER PROVINCIAL REVENUE

Sales of Goods and Services		$155.2	$161.9		$157.1
Other Revenue		31.6	50.0		42.8
		$186.8	$211.9		$199.9

SCHEDULE 21
CONDITIONAL GRANTS - CANADA

Economic Development		$29.3	$21.7		$10.4
Education		29.7	30.8		22.3
Employment Development		102.1	106.6		103.9
Family and Community Services		36.3	35.2		35.8
General Government Services		12.2	12.3		13.4
Health		4.4	5.1		6.5
Protection Services		7.9	7.9		7.7
Resources		0.5	0.5		0.5
Transportation		40.2	38.4		16.7
		$262.6	$258.5		$217.2

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    45

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

		(millions)
	2003	2003		2002
	Budget	Actual		Actual

SCHEDULE 22
EDUCATION

Education	$780.4	$783.4		$758.6
General Government	7.2	26.9		(20.6)
Maritime Provinces Higher Education Commission	180.3	181.8		168.1
New Brunswick Distance Education Network	---	0.4		---
Supply and Services	33.0	33.3		33.5
	$1,000.9	$1,025.8		$939.6

SCHEDULE 23
HEALTH

General Government	$1.5	$7.5		$7.2
Health and Wellness	1,449.6	1,470.2		1,397.2
Supply and Services	5.9	5.4		6.1
	$1,457.0	$1,483.1		$1,410.5

SCHEDULE 24
FAMILY AND COMMUNITY SERVICES

Family and Community Services	$701.0	$694.4		$678.9
General Government	3.4	3.6		4.0
	$704.4	$698.0		$682.9

SCHEDULE 25
PROTECTION SERVICES

General Government	$0.7	$0.2	$	---
Justice	41.7	42.8		36.2
Public Safety	97.6	98.0		99.8
Supply and Services	5.8	6.2		1.4
	$145.8	$147.2		$137.4

46                                                                           PROVINCE OF NEW BRUNSWICK                                                                    2003

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

		(millions)

	2003	2003	2002
	Budget	Actual	Actual

SCHEDULE 26
ECONOMIC DEVELOPMENT

Business New Brunswick	$31.7	$32.3	$43.1
General Government	14.9	18.8	42.9
Regional Development Corporation	55.7	36.1	38.0
Regional Development Corporation - Special
Operating Agency	26.3	35.1	9.0
Supply and Services	---	---	1.1
Tourism and Parks	26.3	27.9	27.2
	$154.9	$150.2	$161.3

SCHEDULE 27
EMPLOYMENT DEVELOPMENT AND LABOUR

General Government	$0.6	$0.6	$0.6
Supply and Services	2.0	2.0	2.0
Training and Employment Development	231.6	230.0	224.8
	$234.2	$232.6	$227.4

SCHEDULE 28
RESOURCE SECTOR

Agriculture, Fisheries and Aquaculture	$30.0	$30.2	$26.9
Environment	20.7	19.7	19.9
Forest Protection Limited	9.2	4.3	9.6
General Government	0.3	0.3	---
Natural Resources and Energy	94.1	93.7	96.2
Supply and Services	---	0.2	1.4
	$154.3	$148.4	$154.0

SCHEDULE 29
TRANSPORTATION

General Government	$0.3	$1.2	$3.3
Supply and Services	---	0.3	1.0
Transportation	306.3	313.8	281.2
	$306.6	$315.3	$285.5

2003                                                                            PROVINCE OF NEW BRUNSWICK                                                                    47

SCHEDULES TO THE FINANCIAL STATEMENTS

31 March 2003

		(millions)
	2003	2003	2002
	Budget	Actual	Actual

SCHEDULE 30
CENTRAL GOVERNMENT

Algonquin Properties Ltd	$8.8	$8.4	$7.5
Executive Council	4.8	4.5	4.2
Finance	81.0	81.0	82.0
General Government	173.6	140.7	140.2
Intergovernmental Affairs	1.9	2.0	1.7
Legislative Assembly	14.3	14.3	14.7
Local Government	37.8	37.0	35.4
New Brunswick Investment Management Corporation	6.4	7.0	6.9
Office of the Comptroller	5.1	4.9	4.6
Office of Human Resources	5.7	5.5	5.6
Office of the Premier	1.2	1.2	1.2
Service New Brunswick	25.9	23.4	24.8
Supply and Services	101.2	100.4	93.7
	$467.7	$430.3	$422.5

Exhibit "f” Consent of Auditor General

Office of the	Bureau du
Auditor General	verificateur general

Exhibit (f)

CONSENT OF AUDITOR GENERAL

I hereby consent to the inclusion of the report of the Auditor General on the financial statements of the Province of New Brunswick for the fiscal year ended 31 March 2003 as exhibit (f) to the Annual Report on Form 18-K of the Province of New Brunswick for the fiscal year ended 31 March 2003, and to the incorporation by reference of such report in the Registration Statement No. 33-89790 of the Province of New Brunswick.

Fredericton, New Brunswick

Daryl C. Wilson, FCA

17 December 2003

Auditor General

Tel./Telephone:

P.O. Box 758

Case postale 758

(506) 453-2243

Fredericton

Fredericton

Fax/Telecopieur:

New Brunswick

Nouveau-Brunswick

(506) 453-3067

Canada  E3B 5B4

Canada  E3B 5B4

1

Exhibit "g” Financial Statements of New Brunswick Power Corporation year ended March 31, 2003

NEW BRUNSWICK POWER CORPORATION

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

1

Exhibit "g” Financial Statements of New Brunswick Power Corporation year ended March 31, 2003

AUDITOR'S REPORT

The Honourable Marilyn Trenholme Counsell, MD

Lieutenant Governor of New Brunswick

Fredericton, New Brunswick

Madam:

We have audited the consolidated balance sheet of New Brunswick Power Corporation as at March 31, 2003 and the consolidated statements of income and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Corporation's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

May 12, 2003

2

Exhibit "g” Financial Statements of New Brunswick Power Corporation year ended March 31, 2003

NEW BRUNSWICK POWER CORPORATION

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

Year ended March 31, 2003

(in millions)

	2003	2002 Restated (See Note 2)

REVENUES

Sales of power (Note 3)
In-Province	$ 993	$ 919
Out-of-Province	227	359
Miscellaneous	53	41

	1,273	1,319

EXPENSES

Purchased Power	112	103
Fuel	415	389
Operation, maintenance and administration	364	339
Amortization and decommissioning (Note 4)	216	213

	1,107	1,044

Income before finance charges	166	275

Finance charges (Note 5)	243	256

NET INCOME (LOSS) FOR THE YEAR	(77)	19

DEFICIT

Opening deficit as previously reported		(164)
Effect of change in accounting policy (Note 2)		45
Opening deficit as restated	(100)	(119)

Deficit end of year	$ (177)	$ (100)

3

Exhibit "g” Financial Statements of New Brunswick Power Corporation year ended March 31, 2003

NEW BRUNSWICK POWER CORPORATION

CONSOLIDATED BALANCE SHEET

as at March 31, 2003

(in millions)

	2003	2002 Restated (See Note 2)

PROPERTY, PLANT AND EQUIPMENT (Note 6)

Land, buildings, plant and equipment, at cost	$ 5,607	$ 5,458
Less: accumulated amortization	2,725	2,598

	2,882	2,860

LONG TERM ASSETS

Used nuclear fuel trust fund (Note 7)	20	-

CURRENT ASSETS

Cash and short-term investments (Note 8)	62	17
Accounts receivable	188	169
Materials, supplies and fuel	98	102
Prepaid expenses	7	5

	355	293
DEFERRED CHARGES

Deferred debt costs, less amounts amortized	56	42
Deferred pension benefit (Note 9)	68	61
Other deferred charges (Note 10)	6	-
	130	103

	$ 3,387	$ 3,256

ON BEHALF OF NEW BRUNSWICK POWER CORPORATION

	Chairman

	Director

4

Exhibit "g” Financial Statements of New Brunswick Power Corporation year ended March 31, 2003

NEW BRUNSWICK POWER CORPORATION

CONSOLIDATED BALANCE SHEET

as at March 31, 2003

(in millions)

	2003	2002 Restated (See Note 2)

LONG-TERM DEBT (Note 11)

Debentures and other loans	$ 2,999	$ 2,530
Less: sinking funds	387	359

	2,612	2,171

CURRENT LIABILITIES

Short-term indebtedness (Note 12)	295	-
Accounts payable and accruals	184	149
Accrued interest	71	73
Current portion of long-term debt (Note 11)	132	719

	682	941

DEFERRED LIABILITIES

Plant decommissioning and used nuclear
fuel management (Note 13)	225	209
Other (Note 14)	45	35

	270	244

DEFICIT

Deficit (Note 2)	(177)	(100)

	$ 3,387	$ 3,256

5

Exhibit "g” Financial Statements of New Brunswick Power Corporation year ended March 31, 2003

NEW BRUNSWICK POWER CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

Year ended March 31, 2003

(in millions)

	2003	2002 Restated (See Note 2)

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING

Net income (loss) for the year	$ (77)	$ 19
Amounts charged or credited to operations not
requiring a current cash payment (Note 15)	210	215

	133	234

Used nuclear fuel trust fund payment	(20)	-
Net change in non-cash working capital balances	15	(35)

	128	199

FINANCING

Debt retirements net of sinking fund proceeds	(829)	(229)
Sinking fund installments and earnings	(56)	(56)
Proceeds from long-term debt obligations	721	283
Increase (decrease) in short-term indebtedness	295	(102)

	131	(104)

INVESTING

Expenditure on property, plant and equipment	(219)	(140)
Proceeds on disposal and customer contributions	5	5

	(214)	(135)

NET CASH INFLOW (OUTFLOW)	45	(40)

CASH AND SHORT-TERM INVESTMENTS
BEGINNING OF YEAR	17	57
END OF YEAR	$ 62	$ 17

6

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES

The New Brunswick Power Corporation ("the Corporation”), established in 1920 as a Crown Corporation of the Province of New Brunswick by enactment of the New Brunswick Electric Power Act, has a corporate mission to provide for the continuous supply of energy adequate for the needs and future development of the Province and to promote economy and efficiency in the generation, distribution, supply, sale and use of power.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with that of the preceding year.  The financial statements include the accounts of the Corporation and those of its wholly owned subsidiary, NB Coal Limited  (NB Coal).

a.

Regulation

The Corporation is regulated under a system whereby annual average rate increases greater than three percent, or the Consumer Price Index, whichever is higher, require regulatory review by the Board of Commissioners of Public Utilities of the Province of New Brunswick (Public Utilities Board). The Corporation must also apply to the Public Utilities Board before making any expenditure greater than $75 million in relation to upgrading, maintaining or decommissioning a generating facility.

b.

Property, plant and equipment

The cost of additions to property, plant and equipment is the original cost of contracted services, direct labour and material, interest on funds used during construction and indirect charges for administration and other expenses, less credits for the value of power generated during commissioning.   Property, plant and equipment also includes the present value of asset retirement obligations related to the disposal of used nuclear fuel and decommissioning of the nuclear and thermal generating stations.

Interest during construction is capitalized monthly based on the cost of long-term borrowings.  When significant assets are removed from service for extended periods of time for refurbishment, interest during construction is charged based on the net book value of the asset concerned.

Contributions in aid of construction which include amounts received from customers as well as research and development grants in respect of new facilities, are netted against the cost of related assets.  Amounts received from customers are being amortized over the estimated service lives of the related assets.

The cost of distribution assets retired, net of dismantlement and salvage, is charged to accumulated amortization.  For all other property, plant and equipment dispositions, the cost and accumulated amortization is removed from the accounts with the gain or loss on disposal being reflected in income.

1

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Property, plant and equipment (continued)

Amortization is provided for all assets sufficient to amortize the cost of such assets, less estimated salvage value, over their estimated service lives.  The estimated service lives of fixed assets are periodically reviewed and any changes are applied prospectively.  Amortization is suspended when significant assets are removed from service for extended periods for refurbishment.  Amortization is provided on certain mining equipment on an increasing charge basis, the amortization amount being based on the amount of related debt retirement required during the year.  All other assets are amortized on a straight-line basis.  Amortization is provided on the net cost of property, plant and equipment in respect of which grants have been provided and on amounts contributed by customers.

The main categories of property, plant and equipment have been amortized based on the following average estimated service lives:

Assets	Years
Hydro Generating Stations	70
Thermal Generating Stations	35
Nuclear Generating Station	27*
Combustion Turbine Generating Stations	25
Terminals and Substations	40
Transmission System	35 - 55
Distribution System	10 - 35
Buildings
- General	40
- Head Office	50
Communications and Computer Systems Mining Equipment Motor Vehicles	3 - 15 20 - 35 4 - 10

* Effective April 1, 2002, the service life of the nuclear generating station was extended from 25 years to 27 years.

c.

Cash and short-term investments

Cash and short-term investments, which are stated at cost, consist of balances with banks and investments in money market instruments.

d.

Inventories

Inventories of materials and supplies, and fuel, other than nuclear fuel, are valued at average cost.  Nuclear fuel is valued at cost using the first-in, first-out method.

2

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

Deferred debt costs

The Corporation amortizes debenture discounts and premiums, the expenses of issues, and the deferred interest related to debt refinancing, over the lives of the issues to which they pertain.

f.

Foreign exchange transactions

Monetary assets and liabilities denominated in foreign currencies are translated to Canadian (Cdn) dollars at rates of exchange prevailing at the balance sheet date except where such items have been hedged by the acquisition of a forward exchange contract, in which case the rate established by the terms of the contract is used in the translation.  Exchange gains and losses resulting from foreign currency translation are reflected in income.

g.

Long-term debt

Long-term debt is recorded on the balance sheet at cost.  The estimated fair value of long-term debt is disclosed in the notes to the financial statements using market values or estimates of market values based on debt with similar terms and maturities.  The estimated fair value does not include costs that would be incurred to exchange or settle the debt.

h.

Plant decommissioning and used nuclear fuel management

In order to provide for the estimated future costs of permanently disposing of used nuclear fuel and decommissioning the nuclear and thermal generating stations to return the sites to a state of unrestricted use, the Corporation recognizes these liabilities taking into account the time value of money.  The Corporation does not provide for the estimated future costs of decommissioning hydro generating stations as there is currently no intention to decommission these assets.

The following costs have been recognized as a liability as at March 31, 2003:

  The estimated present value of the costs of decommissioning the nuclear and thermal generating stations at the end of their useful lives

  The estimated present value of the fixed cost portion of used nuclear fuel management activities that are required regardless of the volume of fuel consumed

  The estimated present value of the variable cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2003

The liability for used nuclear fuel management is increased for fuel generated each year with the corresponding amounts charged to operations through fuel expense.

The liabilities for nuclear and thermal plant decommissioning and used nuclear fuel management are increased for the passage of time by calculating accretion (interest) on the liabilities. The accretion expense is calculated using the Corporation's credit adjusted risk free rate and is included with amortization expense.

3

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

h.    Plant decommissioning and used nuclear fuel management

The calculations of the anticipated future costs are based on detailed studies which take into account various assumptions regarding the method and timing of dismantlement of the nuclear and thermal generating stations, the cost of transportation of nuclear material to permanent disposal facilities, and estimates of inflation rates in the future.

Expenditures incurred on a current basis relating to used nuclear fuel management and plant decommissioning are charged against the deferred liability accounts.

In view of potential developments in the technology of decommissioning and used nuclear fuel management, and because of the various assumptions and estimates inherent in the calculations, the Corporation reviews such calculations periodically.

i.

Pension plans

Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan.  This multi-employer plan provides pensions based on length of service and the average of the highest five consecutive years of earnings.  The Corporation and its employees make contributions to the plan as prescribed in the Public Service Superannuation Act and its regulations.  NB Coal maintains a private contributory defined benefit pension plan for its employees.

Under both plans, pension costs are actuarially determined using the projected benefit method, pro-rated on services and management's best estimate assumptions.

Experience gains or losses in excess of 10% of the greater of the pension assets and pension obligations are amortized over the expected average remaining service life of the employee group.  The transitional asset (fair market value of the plan assets less the accrued benefit obligation as determined at April 1, 2000), is amortized over the average remaining service life of the employee group.

j.

Retirement allowance

The Corporation has a retirement allowance program for employees that provides a lump-sum payment equal to one week of pay for each full year of employment to a maximum of 26 weeks of pay.  The actuarial present value of accrued retirement allowance obligations for past service is amortized on a straight-line basis over the expected average remaining service life of the employee group.

k.

Early retirement programs

The total cost of such programs is charged to income in the year the program is initiated, irrespective of when payments are actually made.

l.

Revenue

Billings to residential and general service customers are rendered monthly on a cyclical basis.  All other customers are billed at the end of each month.  Revenue in respect of items not billed at the end of a fiscal period is estimated and accrued.

4

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

m.

Derivative financial instruments

The Corporation periodically uses derivative financial instruments to manage the following risks:

  Interest rates

  Foreign currency

  Electricity, oil and natural gas prices

In accordance with its hedging policies and objectives, the Corporation only enters into derivative financial instruments to manage underlying exposures.  The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its hedging objectives and strategy underlying various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific forecasted transactions.  The Corporation assesses both at the inception and on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items and therefore qualify for hedge accounting.

Interest Rates

The Corporation enters into interest rate swaps to hedge against the interest rate exposure associated with future refinancing of debt.  The gains or losses on these interest rate swaps that meet the hedge criteria are accounted for on a settlement basis and therefore are recognized only when the debt is refinanced. The resulting gains or losses are deferred and amortized over the new debt term.  In the event that the interest rate swaps do not meet the hedge criteria, the derivative is carried at fair value, and changes in fair value would be recognized immediately in income. Gains or losses on interest rate swaps that are terminated would be recognized under current or deferred assets or liabilities on the balance sheet, and would be amortized over the existing debt term.

Foreign Currency

The Corporation enters into Canadian dollar - US dollar forward contracts or Canadian dollar - US dollar cross currency interest rate swaps to hedge exchange risk related to forecasted US dollar purchases, and interest and principal obligations on US dollar denominated long-term debt.

Gains or losses on forward contracts hedging US dollar purchases that meet the hedge criteria are recognized through income at the settlement date. In the event that the hedge does not meet the hedge criteria, the derivative is carried at fair value, and changes in fair value would be recognized immediately in income.

Gains or losses on forward contracts and cross currency interest rate swaps hedging US dollar interest and principal repayments that meet the hedging criteria are recognized through income at the settlement date. Interest is accrued at the hedged rate.  Hedged outstanding US dollar denominated debt is translated to Canadian dollars at the hedged rate.

5

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

1.

SIGNIFICANT ACCOUNTING POLICIES (continued)

   m.  Derivative financial instruments (continued)

In the event that a cross currency interest rate swap is terminated, the realized gain or loss would be recognized under current or deferred assets or liabilities on the balance sheet, and amortized over the debt term.

Also, the Corporation has assigned certain US dollar denominated sinking fund assets to provide a hedge against US$ 239 million in outstanding debentures.

Electricity, Oil and Natural Gas Prices

The Corporation periodically enters into electricity swaps to hedge the exposure related to changes in electricity prices on committed export sales.  The Corporation also enters into oil and natural gas swaps to hedge the anticipated exposure related to changes in the cost of heavy fuel oil in the operations of its generating stations and on a purchase contract based on natural gas prices.

Gains or losses on these swaps that meet the hedge criteria are recognized at the settlement dates of the swaps.  In the event that these swaps do not meet the hedge criteria or the forecasted purchase or sale is no longer probable of occurring, the derivative is carried at fair value, and changes in fair value would be recognized immediately in income.

n.

Use of estimates

General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.  Actual results could differ from the estimates.

2.

Change in Accounting Policy

Effective April 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) standard for asset retirement obligations.  This standard applies to the plant decommissioning and used nuclear fuel management liabilities recorded by the Corporation.  The new standard requires the recognition of the net present value of these liabilities when incurred.  Income and retained earnings from prior years have been restated to reflect the new standard.  Adoption of the new standard had an immaterial impact on net income in 2003 and 2002.  Opening retained earnings in 2003 was increased by $45 million (2002 - $45 million).  After restatement, in 2002, property, plant and equipment increased by $20 million and plant decommissioning and used nuclear fuel management liability decreased by $25 million.

6

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

3.

SALES

a)

Power sales to the Province of New Brunswick and other government owned organizations are recorded at normal commercial rates.

b)

Out-of-Province sales include $128 million (2002 - $195 million) to utilities in the United States.

4.

AMORTIZATION AND DECOMMISSIONING

	2003	2002

Amortization expense	$ 190	$ 199
Charges for decommissioning	26	14
	$ 216	$ 213

The change in service life of the Point Lepreau generating station from 25 to 27 years decreased amortization expense in 2003 by $17 million.  Also during the year an environmental liability to treat acidic water drainage from an inactive mine was established by NB Coal, increasing decommissioning expense by $11 million.

5.

FINANCE CHARGES

	2003	2002

Interest expense	$ 243	$ 247
Less: Income from sinking funds and other investments	(27)	(24)
	216	223

Provincial government guarantee fee	18	19
Amortization of deferred debt costs	6	4
Unrealized foreign exchange (gains) losses	(3)	4
Realized foreign exchange losses	15	11
	252	261
Less: Interest capitalized	(9)	(5)
	$ 243	$ 256

Interest paid on debt during the year was $257 million (2002 - $263 million). Interest received on investments during the year was  $23 million (2002 - $22 million).

7

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

6.

PROPERTY, PLANT AND EQUIPMENT

		2003			2002
	Cost		Accumulated amortization	Cost		Accumulated amortization
Power generating stations	$ 3,731		$ 1,926	$ 3,725		$ 1,825
Transmission system	278		126	272		121
Terminals and substations	417		213	408		203
Distribution system	719		306	693		288
Buildings and properties	58		29	58		27
Communications and computer systems	79		34	62		26
Mining equipment and related assets	53		49	74		65
Motor vehicles	50		30	48		31
Miscellaneous assets	17		12	20		12
Construction-in-progress*	205		-	98		-
	$ 5,607		$ 2,725	$ 5,458		$ 2,598

*Construction-in-progress at March 31, 2003 includes $59 million of expenditures on the Point Lepreau refurbishment project.  The forecasted total project spending of $850 million has not received final approval.

7.      USED NUCLEAR FUEL TRUST FUND

The federal Nuclear Fuel Waste Act (NFWA), came into force in November 2002.  The NFWA requires major owners of nuclear waste in Canada to establish trust funds and make annual payments to these funds to finance the long-term management of nuclear fuel waste.  Pursuant to the NFWA, the Corporation established and contributed $20 million to its Nuclear Fuel Waste Trust fund in 2002.  The NFWA requires the Corporation to contribute $4 million annually for the next three years (2003 to 2005) to its trust fund.

8.

CASH AND SHORT-TERM INVESTMENTS

	2003	2002

Cash	$ 60	$ 13
Short-term investments	2	4
	$ 62	$ 17

8

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

9.

DEFERRED PENSION BENEFIT

Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan (Public Service Plan) as described in Note 1i.  Actuarial valuations are prepared periodically to determine the costs of the pension benefits and the appropriate amounts of contributions to the fund. The latest actuarial valuation completed on the Public Service Plan was April 1, 2002.

The actuarial method used incorporates management's or the plan owner's best estimate assumptions to determine the present value of accrued pension benefit obligations based on projections of salaries and wages to normal retirement dates. The pension calculations were completed using a discount rate of 6.5% on the obligation and a rate of return of 7.5% on assets. Salary increases are assumed to be 2.5% and inflation is assumed to be 2%.

The status of the costs and obligations of the Corporation's share of the Public Service Plan and NB Coal's private plan as at March 31, 2003 was as follows:

	2003	2002
Pension fund assets (market value)	$ 621	$ 678
Accrued pension obligations	$ 756	$ 676
Pension surplus (deficit)	$ (135)	$ 2
Cost of benefits for the year	$ 12	$ 10
Interest cost on accrued benefits	45	43
Interest on pension fund assets	(51)	(49)
Amortization of transitional surplus	(3)	(4)
Amortization of gains/losses	2	2
Pension expense	$ 5	$ 2

Employees contributed $10 million (2002 - $9 million) and the Corporation contributed $12 million to the plan (2002 - $11 million) during the year. Benefit payments from the plan to retirees were $28 million (2002 - $29 million). Total contributions to date in excess of pension expense in the amount of $68 million (2002 - $61 million) have been recorded as an asset under deferred charges.

10.    OTHER DEFERRED CHARGES

Other deferred charges include a $5 million prepayment for handling costs for Orimulsion fuel delivery at Coleson Cove and a $1 million investment in a transmission project.  The fuel handling prepayment will be charged to fuel expense based on volume of fuel delivered.

9

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

11.

LONG-TERM DEBT

	2003	2002

Debentures guaranteed by the Province of New Brunswick	$ 125	$ 125
Debentures and notes held by the Province of New Brunswick	2,998	3,114
Other loans	8	10

	3,131	3,249
Less: Payments due within one year	132	719

	$ 2,999	$ 2,530

        Debentures and notes

Date of maturity	Average Interest Rate	Canadian	US	2003	2002
Years ending:
March 31, 2003	8.0%				685
March 31, 2004	7.5%	100	-	100	100
March 31, 2005	-	-	-	-	-
March 31, 2006	5.9%	400	-	400	200
March 31, 2007	6.8%	70	-	70	70
March 31, 2008	4.8%	-	317	317	-

1-5 Years	5.8%	570	317	887	1,055
6-10 years	7.5%	1,300	159	1,459	975
11-30 Years	8.4%	250	527	777	1,209
Debentures and notes		2,120	1,003	$3,123	$3,239

Loans payable in annual installments of principal and interest at rates varying from 4.5% to 8.25% per annum to the year 2011.				8	10
Total long-term debt				$3,131	$3,249

The US$ debenture balance outstanding at March 31, 2003 is US$ 650 million. Substantially all of this foreign debt is hedged as described below.

The weighted average coupon interest rate on all debentures and notes outstanding at March 31, 2003 is 7.24% (2002 - 8.06%).

10

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

11.

LONG-TERM DEBT (continued)

Long-term debt payments

Long-term debt maturities and sinking fund requirements in respect of debt outstanding at March 31, 2003 are as follows for the five years ending March 31, 2008:

Debt maturities and sinking fund obligations (in millions $)
Year ending March 31, 2004	132
Year ending March 31, 2005	31
Year ending March 31, 2006	431
Year ending March 31, 2007	97
Year ending March 31, 2008	341

Exchange rates in effect at March 31, 2003 or the applicable hedge rates are used for debt denominated in foreign currencies.

Cross-currency interest rate swaps

a)

  7.625% Debentures, due February 15, 2013 - US $100 million

With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with Canadian banks that results in an effective fixed interest rate of 7.75125% on CDN $159 million.

b)

  6.75% Debentures, due August 15, 2013 - US $100 million

With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with Canadian banks that results in an effective fixed interest rate of 6.80025% on CDN $159 million.

c)

  3.50% Debentures, due October 23, 2007 - US $200 million

With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with the Province of New Brunswick that results in an effective fixed interest rate of 4.7925% on CDN $317 million.

Sinking funds

The Minister of Finance of the Province of New Brunswick, as Trustee for the Corporation, maintains a sinking fund for all debenture issues where required.  Sinking fund earnings are reflected in the Corporation's income.  Corporation debentures held in the fund are cancelled  at maturity or on the debenture call date.  Sinking fund investments are deducted from long-term debt except where the legally enforceable right to offset does not exist.  The amount not offset  and reclassified as investments is immaterial in 2003 and 2002. The Corporation has assigned certain US denominated sinking fund assets to provide a hedge against US $239 million in outstanding debentures.

11

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

11.

LONG-TERM DEBT (continued)

Guarantee fee

The Corporation pays an annual guarantee fee to the Province of New Brunswick, amounting to 0.6489% of the total of long-term debt guaranteed by the Province, debentures held by the Province and short-term indebtedness to the Province, less the balance held in sinking funds, measured as at the previous year end.

12.

SHORT-TERM INDEBTEDNESS

The Corporation borrows funds for temporary purposes from the Province of New Brunswick.  The short-term borrowings from the Province of New Brunswick are $295 million at March 31, 2003  (2002 - $0 million).

The Corporation may also borrow from banks from time to time.  Such borrowings are payable on demand.  The Corporation has bank lines of credit, guaranteed by the Province of New Brunswick, for short-term borrowings totaling $89 million.

NB Coal has bank lines of credit totaling $4 million, which are secured by a general assignment of book debts.

13.

PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT

The Corporation's nuclear generating station produces nuclear waste in the form of radioactive nuclear fuel bundles. The used nuclear fuel will need to be disposed of and the nuclear station will need to be dismantled and decommissioned at the end of its service life.

The Corporation is also required to decommission its thermal generating stations at the end of their useful lives.

The liability for plant decommissioning and used nuclear fuel management consists of the  following.

	2003	2002
Used Nuclear Fuel Management
Balance, beginning of year	$ 56	$ 54
Add: Liabilities incurred	1	1
Add: Accretion expense	4	4
Less: Expenditures	-	(3)
Balance, end of year	61	56

12

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

13

 PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT (continued)

	2003	2002
Nuclear Decommissioning
Balance, beginning of year	120	112
Add: Liabilities incurred	-	-
Add: Accretion expense	9	8
Less: Expenditures	-	-
Balance, end of year	129	120

Thermal Decommissioning
Balance, beginning of year	33	31
Add: Liabilities incurred	-	-
Add: Accretion expense	2	2
Less: Expenditures	-	-
Balance, end of year	35	33

Total plant decommissioning and used nuclear fuel management liability at end of year	$ 225	$ 209

Liability for Used Nuclear Fuel Management

The liability for used nuclear fuel management costs represents the cost of managing the radioactive used nuclear fuel bundles generated by the nuclear station.  The key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $445 million.

  The management of the used nuclear fuel will require cash expenditures until 2047 to settle the liability.

  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%.

Liability for Nuclear Decommissioning

The liability for nuclear decommissioning represents the costs of decommissioning the nuclear generating station after the end of its service life.  The key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $468 million.

  The decommissioning of the nuclear generating station will require cash expenditures until 2052 to settle the liability.

  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%.

13

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

13.

PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT (continued)

Liability for Thermal Decommissioning

The liability for thermal decommissioning represents the costs of decommissioning the thermal generating stations after the end of their service lives.  The key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $93 million.

  The decommissioning of the thermal generating stations will require cash expenditures until 2033 to settle the liability.

  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%.

14.

DEFERRED LIABILITIES - OTHER

	2003	2002

Early retirement programs	$ 24	$ 27
Retirement allowance program	13	10
Other future employee benefits payable	1	-
NB Coal environmental liability	11	-

	49	37
Less: Amounts due within one year	4	2
	$ 45	$ 35

Retirement allowance liability

The Corporation has a retirement allowance program for employees as described in Note 1j.  Actuarial calculations are prepared to determine the amount of the Corporation's obligations for retirement allowances.  The actuarial method used incorporates management's best estimate assumptions to determine the present value of the accrued retirement allowance obligation based on projections of salaries and wages to normal retirement dates.  The interest rate used in the calculation of this obligation was 6.5% and the assumed rate of salary escalation was 2.5%.  The latest actuarial calculation was done as at April 1, 2002.

The retirement allowance obligation as at March 31, 2003 is $27 million (2002 - $24 million).  The retirement allowance expense for the year ended March 31, 2003 was $4 million (2002 - $4 million). The cumulative amount expensed in excess of amounts paid out under the retirement allowance program has been set up as a deferred liability.

14

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

14.

DEFERRED LIABILITIES - OTHER (continued)

NB Coal environmental liability

During the year, the Corporation and its subsidiary, NB Coal, developed a long-term plan to treat acidic water drainage from an inactive mine.  The plan involves building a permanent water treatment facility which will be used to treat the site for as long as required.   During the year, NB Coal recognized an environmental liability equal to the net present value of the expected future costs.

15.

AMOUNTS CHARGED OR CREDITED TO OPERATIONS NOT REQUIRING A CURRENT

CASH PAYMENT

	2003	2002

Amortization and decommissioning	$ 216	$ 213
Amortization of deferred debt costs	6	4
Unrealized foreign exchange (gains) losses	(3)	4
Disposal of nuclear fuel consumed during the year	1	1
Retirement expenses less related cash payments	3	2
Reduction in pension expense	(7)	(9)
Other deferred charges	(6)	-
	$ 210	$ 215

16.

FINANCIAL INSTRUMENTS

Foreign exchange risk management

At March 31, 2003, the Corporation had outstanding forward exchange contracts representing a net commitment to purchase US$263 million (2002 - US$ 355 million) maturing over the next eighteen months.  The weighted average rate of exchange protected by these contracts is 1.5554.

The fair value of forward exchange contracts as at March 31, 2003 is $409 million (2002 - $568 million). If the contracts had been closed out at March 31, 2003 the loss would have been $17 million (2002 - gain of $12 million).

At March 31, 2003, the Corporation had outstanding forward cross-currency interest rate swaps effectively hedging principal and interest payments associated with US $400 million debt.  The debt was converted at a weighted-average exchange rate of 1.5883 and interest rate of 6.04%.

If the swaps had been closed out at March 31, 2003 the loss would have been $21 million.

The Corporation has hedged $239 million of its remaining $250 million US dollar denominated debt with certain US denominated sinking fund assets.

15

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

16.    FINANCIAL INSTRUMENTS (continued)

Fuel price risk management

At March 31, 2003, the Corporation had outstanding heavy fuel oil swap contracts totaling $84 million (2002 - $79 million) maturing over the next eighteen months.  The fair market value of the heavy fuel swap agreements as at March 31, 2003 is $92 million (2002 - $89 million).

At March 31, 2003, the Corporation had outstanding natural gas swap contracts totaling $8 million (2002 - $15 million) maturing over the next twelve months. The fair market value of the natural gas swap agreements as at March 31, 2003 is $11 million (2002 - $19 million).

Under the agreements, the Corporation exchanges monthly payments based on the differential between a fixed price and a monthly cumulative floating price for the associated fuel.  The differential to be paid or received is reflected in the cost of fuel.

If the outstanding swap contracts for which gains and losses accrue to the Corporation had been closed out at March 31, 2003, the gain would have been $8 million for heavy fuel oil swaps  (2002 - gain of $10 million), and $3 million for natural gas swaps (2002 - gain of $4 million).

Electricity risk management

At March 31, 2003, the Corporation had no forward dated electricity swap contracts outstanding.  (2002 - $8 million). The fair market value of the electricity swap agreements as at March 31, 2002 was $9 million with an unrecognized loss of $1 million.

Interest rate risk management

At March 31, 2003, the Corporation had no forward dated interest rate swap agreements outstanding.  The agreements at March 31, 2002 had a notional principal of $225 million with an unrecognized loss of $4 million.

Fair value of debt and sinking funds

The estimated fair value of long term debt as at March 31, 2003 is $3,639 million compared to a book value of $3,131 million (2002 - $3,685 million compared to $3,249 million).  The estimated fair value of all sinking funds as at March 31, 2003 is $420 million compared to a book value of $387 million (2002 - $381 million compared to $359 million).

Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations.  The Corporation conducts a thorough assessment of debtors prior to granting credit and actively monitors the financial health of its debtors on an on-going basis.  The estimated fair value of credit risk is deemed to be the sum of accounts receivable net of applicable reserves and the total gross unrealized gains for financial instruments.  Accounts receivable, net of applicable reserves is $188 million (2002 - $169 million).  Foreign exchange, interest rate and fuel price risk management represents a gross unrealized loss, net of gains, of $27 million (2002 - $21 million gain).

16

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

17.  COMMITMENTS

Coleson Cove Generating Station Refurbishment

The Corporation received environmental approvals and began construction in December 2002 to refurbish the 998 megawatt Coleson Cove generating station and convert it to burn Orimulsion fuel.  Expenditures to March 31, 2003 amounted to $106 million.  The estimated total cost of the refurbishment is $747 million.  The refurbishment and conversion is expected to be completed by November 2004.

Belledune Wharf

The Corporation has entered into an operating lease expiring in 2013, with a twenty year renewal option, for the port facility at Belledune.  This lease provides for annual charges of approximately $5 million.

Courtenay Bay Generating Station

The Corporation has entered into a lease agreement for site facilities, expiring in 2021, with a five year option to extend.  The tenant has repowered an existing 100 MW unit to a 280 MW combined cycle natural gas unit which began commercial operation effective September 2001.

The Corporation has also entered into a related power purchase and transmission access agreement expiring in 2021, with a five year option to extend, with the same third party.  The Corporation will purchase all the electrical energy produced by the re-powered 280 MW combined cycle natural gas unit during the winter period, November 1 to March 31, and from time to time, some or all of the electrical energy produced during the summer period.

Gas Transportation Agreement

The Corporation has entered into an agreement expiring in 2015, for firm natural gas transportation service to the re-powered Courtenay Bay Generating Station.  The cost of transportation will be recovered from the tenant referred to in the lease of the generating station.

Orimulsion Fuel Supply

The Corporation has entered into a twenty year agreement to purchase Orimulsion fuel for the Dalhousie generating station from 1990, continuing year to year thereafter unless terminated by either party. Also, the Corporation has signed a memorandum of understanding for the purchase of  Orimulsion fuel for the Coleson Cove generating station for  a twenty year term, beginning in 2004.

Fuel Off Loading and Delivery

The Corporation has signed a memorandum of understanding for the use of facilities to off load fuel from marine tankers, provide temporary storage, and deliver the fuel by pipeline to the Coleson Cove generating station for a twenty year term.

17

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

17.

COMMITMENTS (continued)

Computer Equipment

The Corporation has entered into operating leases relating to computer equipment.  The future minimum lease payments under these leases are as follows:

	2003	2002
2004 2005 2006	$ 4 3 1	$ 4 3 2
	$ 8	$ 9

18.    CONTINGENCY

The Canadian government has ratified the Kyoto Protocol.  The Corporation is not able to estimate the full impact the ratification will have on its future business, as the provincial and federal governments have not finalised their implementation plans.

19.   SUBSEQUENT EVENTS

Restructuring the Corporation

In April, 2003 the Province of New Brunswick enacted the "Electricity Act”.  This Act provides for:

  The restructuring of New Brunswick Power Corporation into five crown corporations:

  New Brunswick Power Holding Corporation

  New Brunswick Power Nuclear Corporation

  New Brunswick Power Generation Corporation

  New Brunswick Power Transmission Corporation

  New Brunswick Power Distribution and Customer Service Corporation

  The establishment of a New Brunswick System Operator.  It will be a not for profit organization whose primary objective is to independently direct the operation and maintain the adequacy and reliability of the transmission grid.

  The establishment of the New Brunswick Electric Finance Corporation.  This Corporation will facilitate the conversion of New Brunswick Power Corporation's debt to appropriate levels of debt in the operating companies through a debt equity swap, and will assume and reduce the remaining portion of the Corporation's debt.  Payments from the operating companies to the Electric Finance Corporation, in the form of dividends and special payments, will be used to service and reduce the debt assumed by the Electric Finance Corporation.

18

NEW BRUNSWICK POWER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2003

(in millions)

19.

SUBSEQUENT EVENTS (continued)

The Act also allows for the Province of New Brunswick to:

  Cause the Generation Corporation to sell all or part of its assets comprising the Coleson Cove generating station, or enter into an agreement including a trust, lease, partnership, joint venture or operating agreement, with respect to the Coleson Cove generating station.

  Cause the Nuclear Corporation to enter into an arrangement including a trust, lease, partnership, joint venture or operating agreement with respect to the Point Lepreau nuclear generation facility.

  Allow the System Operator to establish the electricity market rules for New Brunswick

  Effect the transferring of officers, employees, assets, liabilities, rights and obligations of New Brunswick Power Corporation to the New Brunswick Power Holding Corporation, the four operating companies, the System Operator and the Electric Finance Corporation.  The transfers of assets, liabilities, rights and obligations will be done at their book values.

The Act received royal assent on April 11, 2003 and is expected to be proclaimed some time during 2003-04.

The operating companies will be expected to:

  Operate on a commercial basis, achieving return on equity targets

  Borrow without a provincial guarantee, except for the Nuclear Corporation which will remain an agent of the Crown

  Make payments in lieu of taxes and dividends

20.

COMPARATIVE FIGURES

Certain 2002 figures have been reclassified to conform with 2003 financial statement presentation.

Exhibit "h”

CONSENT OF DELOITTE & TOUCHE

I hereby consent to the inclusion of the report of Deloitte & Touche on the financial statements of New Brunswick Power Corporation for the fiscal year ended March 31, 2003 as Exhibit (g) to the Annual Report on Form 18-K of the Province of New Brunswick for the fiscal year ended March 31, 2003 and to the incorporation by reference of such report in the Registration Statement No. 33-89790 of the Province of New Brunswick.

/s/ Deloitte & Touche

Chartered Accountants

Saint John, New Brunswick

December 22, 2003